SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February 2007

Commission File Number: 0-13742

Océ N.V.
(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☑   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By: /s/ R. L. Van Iperen
    Chairman of the Board of Executive Directors
    (Principal Executive Officer)

Dated: February 12, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit Name
99.1	Annual Report 2006 Part 1
99.2	Annual Report 2006 Part 2

Océ Annual Report 2006 | Part 1: Close-up



Beyond

Customers can expect Océ to offer them something that goes beyond the ordinary, the everyday, that goes one step further and is better than customary offerings. The Océ VarioPrint 6250, the world's most productive duplex printer, whose artist's impression is depicted on the cover, is a striking example of this.

the Ordinary

Océ N.V.

Report for the financial year December 1, 2005

to November 30, 2006

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments.



More information in part 2 Close-up is the first part of the Océ Annual Report 2006. To gain a complete picture of the business and its results during the year under review you also need to read the second part. Both parts together form the annual report as referred to in the regulations on annual reports and accounts.



Contents



Involved

Océ maintains long-term, intensive relations with its customers and invests a lot of time and energy in analysing their wishes and needs. Together with the customer, Océ always finds a solution.




Strategic ambitions

Océ's strategic ambitions are focused on creating value for all stakeholders.

Customers

Océ aims to achieve and maintain leading positions in strategically relevant market segments by offering a full-line range of document management products and services.

Employees

Océ aims to offer an inspiring working environment and good career prospects in which employees can continue to develop and which attracts talented people.

Shareholders

Océ aims to achieve returns that create real value for shareholders. In concrete terms this means, inter alia a Return on Capital Employed [RoCE] of at least 13%.

Partners

Océ aims to build up a network of partnerships that will enable the company to realise its objectives in the best possible way.

Society

Océ aims to do business in a way that contributes to the sustainable development of society.



Océ core values

Focus
Put the customer first
Be result driven

Attitude
Seek for quality at all times
Be entrepreneurial
Be innovative

Style
Behave ethically
Show respect for human values



Get to know Océ

Who are we?

Océ is a business that operates world-wide, with a leading position in important printing markets.
Throughout the world Océ is one of the major suppliers of document management and printing systems and the related services. Its activities have a global spread, with a head office in the Netherlands and its own establishments in more than 30 countries. In a further 60 countries Océ products are sold by prominent distributors.
In 2006 the business achieved revenues of over € 3.1 billion. In many of its markets Océ is one of the leading suppliers, with a reputation as a consistently innovative business, both technologically and commercially.
Océ has almost 24,000 dedicated employees, of whom some 17,000 are in direct daily contact with customers.

Imagistics integrated

Through the acquisition [at the end of 2005] of Imagistics, Océ vigorously strengthened its position as a major supplier to the office market in the United States. Thanks to Imagistics' extensive network of branches and service organisation, Océ substantially expanded its distributive strength in the United States. The combination of Océ's own products with third-party products selected by Imagistics now constitutes a unique range in the United States that offers a broad group of users a product that is tailored to their individual situation.

What do we do?

Océ stands for innovative professional document management and printing systems. Océ concentrates on document management and printing. In concrete terms this means: the development, manufacture, service and sale of printers, scanners, peripheral equipment and media, supported by unique software. In most cases these products are supplied as part of an integral system solution tailored to the needs of the user. Océ is also active in high added-value document management services that other businesses have outsourced. Both in small format [A4, A3] and in wide format [technical drawings, posters] Océ offers solutions for all conceivable volumes and applications. Thanks to the close relationship it has with its customers there is a continuous feedback of user experiences to R&D. In this way Océ can always anticipate new needs and regularly bring new and improved products to market.
Océ products are widely known for their quality and ease of use. This, in combination with their speed and reliability, makes them extremely productive, resulting in a favourable 'total cost of ownership'.

How do we operate?

Océ focuses fully on the customer's needs with its own machines and with third-party products. Many of Océ's products are developed in the company's own R&D. They are then manufactured, partly in the company's own establishments, and partly – under Océ supervision – by third parties. To ensure that a complete offering is available to customers under all circumstances, Océ also sources part of the range from other selected producers, Original Equipment Manufacturers [OEM]. The Océ business model provides for the company's own fine-meshed sales and service organisation in which a close relationship with the customer plays an essential role. Partly thanks to this, Océ supplies a product that is known for its high quality and very favourable total cost of ownership.
The latter is therefore a key aspect of Océ's business philosophy.

8



Breakthrough in book printing

In the printing industry, too, digitisation is increasing very rapidly. During the year under review Océ achieved a breakthrough in the book printing sector with the delivery of 15 Océ VarioStream 9000 printing systems to LSI [Lightning Source Inc.], a leading printing-on-demand specialist in the United States.



An efficient, highly cohesive internal organisation for the entire printing value chain, focused on market and customer. Océ structures its organisation in line with the various market segments so that sector-specific expertise can be effectively bundled together. Two Strategic Business Units [SBUs], each with three business groups, coordinate the activities in the various market segments. The two SBUs are closely interlinked with each other. In the commercial, technological and organisational areas they work together intensively to ensure that each of them can provide optimum service to their customers throughout the value chain.

In many respects Océ is a prime example of a company whose whole is stronger than the sum of its parts.

SBU Digital Document Systems [DDS]: small format printing systems [A4 and A3]

I Corporate Printing Systems: printing systems for the company's own business process [print-for-use]
I Commercial Printing Systems: printing systems as primary business assets [print-for-pay]

I Océ Business Services [OBS]: document management and printing services for corporate customers; serves customers of both Strategic Business Units

SBU Wide Format Printing Systems [WFPS]: wide format printing systems [> A3]

I Technical Document Systems [TDS]: printing systems for technical applications
I Display Graphics Systems [DGS]: printing systems for full colour wide format indoor and outdoor advertising
I Imaging Supplies [IS]: paper and other media for printing; serves customers of both Strategic Business Units

A separate activity, Software & Professional Services, specifically focuses on software and on the implementation [including training] of the printing systems at the customer's. Software & Professional Services is active for customers of both Strategic Business Units.



The world's most productive duplex printer

A good example of a printing system that was developed by Océ's R&D department in response to a direct need of customers is the Océ VarioPrint 6250. This machine prints loose sheets on two sides at the same time and it does that at a speed of 250 prints per minute.

Rokus van Iperen, chairman of the Board of Executive Directors:

'We focus systematically on the

In the strategy pursued by Océ three factors are essential: new, innovative products, broad distribution and high operational efficiency. Ensuring that these factors are in place is an ongoing task and one that mainly yields clear results over the longer term. This does not alter the fact that during the year under review Océ again succeeded in taking important steps forward:

- we have further strengthened our product portfolio with outstanding new printing systems and made it more competitive;
- with the acquisition and integration of Imagistics we have substantially boosted our distributive strength in the United States, whilst booking considerable synergy benefits;
- by relocating a large part of the manufacturing activities to Central-Europe and Asia and by restructuring the organisation, we are making good progress towards reducing cost prices further.

These are activities that caught the eye over the past year. But – and this is the essential aspect – they are part of a whole series of changes and improvements in the way we run our business. With the result that we will also be able to serve our customers pro-actively in the future, whilst safeguarding our growth.

Océ is a business that people look up to. Because of the steps we have taken and thanks to our eye-catching products and services, we have in recent years become more visible as a business and as a brand. Across a broad front great interest exists in what Océ has to offer. Océ is a trendsetter when it comes to an efficient approach to document management and printing systems. This runs in parallel with our objectives and allows Océ to deploy its considerable knowledge potential to optimum effect.

Pioneering and opening up new areas. For us the year 2006 was a turbulent year but in many respects a satisfactory one. The picture is mixed: developments are not moving as quickly as we would have liked in all areas and, generally speaking, the financial results have not yet met our targets. But if we look at all improvements and the successful steps we have taken, we can see the fruits of a clear-cut strategy, one that we have consistently pursued. With vigour, with understanding and with a strong focus on the customer.

Beyond the ordinary. Océ is a business of ambitious people who are not willing to admit defeat when faced with something that seems impossible or unfeasible. When searching for answers to concrete or non-specified wishes and questions of customers, we are accustomed to exploring new borders and opening up new areas. We take today's technologies and processes and continually improve them until they meet the requirements of the future. And many of those developments are seen years later as the everyday reality. But systematically building up a future also means that the tangible result of changes and improvements in particular demonstrates its full value for the company over a longer time-frame. Our today's first class products are the result of continuous investments in R&D.



future.'

Continuing the course we have taken. Meanwhile the main thrust of our strategy remains unchanged: strengthening our leading positions, achieving growth, improving our profitability and, over the medium term, acquiring strong positions in growth markets. That strategy fits in with the character of our business and the people who work in it: driven, committed, pragmatic and with a dash of creative originality.

A business with a character like this continues to develop further. Beyond the ordinary, systematically focusing on the technology and processes of the future. That gives rise to many changes and improvements, all with but one objective: improving the business processes of our customers.



Beyond the Ordinary...
Customers can expect Océ to offer them something that goes beyond the ordinary, that goes one step further and is better than customary offerings.



Eigenzinnig [independent thinking]

Océ is prepared, when searching for new possibilities, to go down untrodden paths. That forms the basis for a series of unique technologies and applications.



Financial headlines 2006

The figures over 2006 reflect a year in which the results per quarter varied widely but which ended with an annual result that demonstrates an upward trend.



Total revenues grew in 2006 by 16.2% to € 3.1 billion [2005: € 2.7 billion]. Excluding acquisition and exchange rate effects the increase was 0.3% [indicative]. Revenues in the Strategic Business Unit *Digital Document Systems* grew by 21.2% to € 2,235 million [2005: € 1,843 million]. The trend in recurring revenues excluding acquisition and exchange rate effects [- 0.5%] shows an indicative improvement compared to 2005 [- 3.8%].
In the Strategic Business Unit *Wide Format Printing Systems* revenues went up by 5.0% to € 875 million [2005: € 834 million]. Both non-recurring revenues [+ 6.5%] and recurring revenues [+ 3.3%] increased in 2006 compared to 2005.
Return on Capital Employed [RoCE] decreased from 8.9% in 2005 to 5.6% in 2006.
The relative *gross margin* amounted to 40.8% of total revenues [2005: 41.5%].
Operating expenses as a percentage of total revenues amounted to 37.5%. During 2006 a total amount of € 25 million [after depreciation] was capitalised on R&D costs.
Operating income amounted to € 102.2 million [2005: € 112.5 million]. EBITDA was € 306.1 million, an increase of 19.1% compared to 2005 [€ 257.0 million]. Operating income after exceptional items, release of pension provisions, restructuring and integration costs, rose by 36.0% to € 103.7 million [2005: € 76.3 million].
Net income decreased by 30.5% and amounted to € 57.1 million [2005: € 82.2 million]. On a per share basis of € 0.50 nominal, net income attributable to holders of ordinary shares worked out at € 0.63 [2005: € 0.93].

Non-recurring and recurring revenues

In Océ's revenues a distinction is made between *non-recurring revenues* in the form of sales from machines, software and professional services and *recurring revenues*, which consist of revenues from services, materials [inks, toners and media], rentals, interest and business services. The ratio between non-recurring and recurring revenues at Océ is about 1:3.



Key figures

x € million	2006	2005
Total revenues	3,110.3	2,677.3
Gross margin	1,269.2	1,110.7
Operating income [EBIT]	102.2	112.5
Net income	57.1	82.2
Balance sheet total	2,605.7	2,847.2
Free cash flow	118.5	- 507.5
Return on Capital Employed [RoCE]	5.6%	8.9%

Key figures

The figures above are taken from the annual financial statements of Océ which can be found in full in part two of this annual report.

The commercial approach

Océ's organisation:
specialists for all sub-markets

The commercial organisation of Océ is structured in such a way that separate business groups are active for each major sub-market. These business groups are intensively working together. They have a thorough knowledge of the specific market and its customers and are good commercial and technological discussion partners at every level.
Wide format and small format, for example, each have their own applications: wide format for technical documents and advertising purposes, small format for offices, marketing and printing businesses. But within those markets a wide differentiation exists in applications.

Within the office world alone there is a big difference between everyday individual printing activities by employees and the enormous flows of documents that are produced by central reprographic departments. The various market segments are served at different levels by the specialists of Océ.

Océ's market approach is based on the needs of the user. And where those needs go beyond the boundaries of the sub-markets, the breadth and flexibility of the organisation offers all possibilities for a complete, integral solution.



Digital Document Systems			Wide Format Printing Systems		
Corporate Printing Systems	Commercial Printing Systems	Océ Business Services	Technical Document Systems	Display Graphics Systems	Imaging Supplies

Software & Professional Services

Océ VarioPrint 2110 Titanium
Printing professionals make constant improvement in the way they meet customer needs. Needs that relate to combined, complex documents, both analogue and digital, index tabs, several different types of media within one document, inserting colour units etc.

Service. During the service contracts for machines, service technicians build up intensive relations with customers which often last for many years and which lead to a close relationship between Océ and its customers. Océ is therefore recognised and appreciated in the market for its own professional service organisation, that belongs to the top-class in the industry.

In December 2006 Océ has won for the second time on a row the Readers' Choice Platinum Award for Service & Support of BERTL. Herewith the company occupies the first place out of 32 producers of digital printing systems. This award is a recognition of Océ's aim to supply its professional end-users with world-class service for maximum availability and productivity of their systems.



Océ VarioPrint 2110

The Océ VarioPrint 2110 Titanium was specifically developed for the graphic market and for Document Production Centres and is based on an advanced technology enabling high productivity and extreme high document quality.

Small format for everyday

Corporate Printing Systems:
instruments for efficient business practices

In the market for Corporate Printing Systems documents are essential aids for the business of the users [print-for-use]. That is why the control of document output and printing processes is given priority, at the lowest possible costs. This is a broad market with highly varied needs.

For the most intensive applications Océ has the disposal of a series of integral solutions, based almost exclusively on equipment developed by the company itself. Océ customers in this market are financial institutions, telecom businesses, energy companies, government bodies, educational institutions and businesses operating in trade and industry. Organisations that produce many tens of thousands of, often personalised, documents each day, such as salary statements, invoices and policies.

For less intensive document flows Océ supplies not only its own machines but also tried and tested third-party products as part of a completely integrated offering. In this way Océ accurately meets the needs of the customer who wants to be able to count on a reliable network of printers/copiers with an optimum price/performance ratio. In addition colour is rapidly gaining ground in this market and Océ is able to respond effectively to this with machines it has developed itself but also with OEM equipment for the lower volume segments. In the United States Océ Imagistics is one of the leading suppliers in this area.



"In the office environment there is an enormous need to integrate different document hardware and systems, also in software and services. These are major growth markets

18



Océ VarioStream 9000

If the demand for digital printing increases, organisations can respond flexibly and rapidly with an intelligent concept that evolves in line with that demand.

office work and very high volumes

Loose sheets versus rolls

Roughly speaking, we make a distinction between cutsheet machines, into which loose sheets are fed and then printed, and continuous feed machines, in which the paper is fed in from a roll, printed and then finished further. The latter is a good solution for very intensive document flows such as invoices, policies, direct mail, newspapers, books and bank and credit card statements. But cutsheet machines can also tackle a lot of jobs: the new Océ VarioPrint 6250 produces 250 prints per minute. The choice between continuous feed and cutsheet depends entirely on the customer's wishes.

Océ VarioPrint 6250

flows. For businesses there are still lots of opportunities in this area. Not only in for Océ."



Océ VarioPrint 5000

This cutsheet production printer is designed for productivity at data centers and commercial printers that need reliability, flexibility and excellent quality.

Commercial Printing Systems:
primary business assets with maximum return

In the commercial market the high-value printers and systems of Océ generate direct income for the users [print-for-pay]. These are their primary business assets and so they have to be able to produce in the most profitable way possible. The printers and systems that Océ supplies for this market are therefore focused on quality and productivity. Maximum reliability stands at the top of the list of requirements. Each minute of downtime means a loss of revenues.

Since Océ devotes considerable attention to convenience of use, each user soon feels at home on Océ equipment. Operation is not very labour-intensive and that reduces the labour costs linked to production. Besides, Océ supplies advanced software packages for [web-based] document input and output and workflow management. This

software is highly appreciated by the professionals in the market. In this market, which mainly uses equipment for the high and very high volume segment, Océ is therefore one of the strong players, to an increasing extent in the colour segment as well.

Specific Océ customers in this market include marketing service businesses, digital printing firms, specialised printing works and reprographic businesses. In this market Océ printing systems are taking over more and more work from traditional printing techniques, particularly from offset. Thanks to the flexibility and speed of the equipment and the possibility of personalised documents, print-runs that directly meet the user's needs can be realised in a short time and with a high level of quality. As the quality of the prints improves and the price becomes lower, the printing industry sector is increasingly taking advantage of these benefits. A few big, specialised printing businesses are already producing limited print-runs – even print-runs of just one single copy – on high-speed Océ printers. That solves the problem of unsold inventories and reduces the risk, whilst they no longer have to give customers the 'sorry, we're sold out' message. Especially on-line booksellers feel that this possibility offers them opportunities for a highly lucrative new service, the ' Book-on-Demand'.



"For many years it has been predicted that printing would take over a substantial are installing our printers and starting to process smaller jobs digitally."

Small format: A3 and smaller

Small format in printing principally means the A4/Letter and A3 formats, the most common sizes of documents for daily use. The printing systems that produce them vary mainly in capacity and speed. Each application has its own ideal configuration.



Colour is the future

Colour can be found everywhere in the small format market, in the form of both full colour and spot colour. Océ offers countless colour solutions from its own development stable both for mid-volume cutsheet [the Océ CPS series] and for very high volume continuous feed, in which the new Océ VarioStream 9000 offers spot colour applications that can be upgraded to full colour within the foreseeable future. In addition Océ uses a selection of 'best-of-breed' OEM machines for the lower volume segments.


Spring is in the air

proportion of offset printing work and now you can see that printing businesses

A company that makes a lot of price quotations has needs that differ from those of an energy company that sends out ten thousand bills a day. In the Océ range, therefore, the entire spectrum is represented. From a simple multifunctional that anyone can operate to a colossus that produces up to 1,200 A4 pages per minute.

Océ Business Services:

allowing customers to concentrate on their core activities

Océ Business Services provides extensive services in the area of document management for organisations that want to concentrate on their core activities. This may involve all printroom activities, the operation, maintenance and management of the equipment, archives management, scanning and postroom activities, but more and more often it also relates more frequently to the provision of more complex, high value services.

In a typical outsourcing situation Océ takes over all these services, including the related employees. In this way the customer replaces this substantial in-house cost item with a complete provision of services that offer higher quality, efficiency and productivity for what are at least the same, but often even lower costs. For many businesses this is without doubt the optimum solution.

Outsourcing has proved to be a growth market in recent years and Océ is clearly profiting from that growth. A relatively new development is the extension of the working area to more complex activities that are deeply rooted in the customer's primary business processes. These include processes such as invoicing, technical documentation and legal documentation, record management and, more recently, e-discovery.

Océ deploys unique expertise

When Océ Business Services takes over an organisation's printing activities, the entire process is thoroughly analysed so that any possible improvements are immediately brought to light. This is the moment when Océ also deploys its expertise in the area of document management. As a rule this leads to a strong improvement in the productivity of a central reprographic department, without the need to buy new equipment. It goes without saying that Océ's ability to deploy excellent machines that it has developed itself is *subsequently crucial to ensure a further boost in the efficiency of the operation.*

"Outsourcing of in-house printroom and mailroom activities is in itself no longer new. customer's primary business process. You can only do that if you can add value day

CaseData

In 2006 Océ bought the American business CaseData, which is specialised in the fully automated collection and opening up of all information that may possibly be of relevance for legal proceedings (e-discovery). This service replaces hundreds of expensive manhours of searching by highly qualified legal personnel and therefore ensures a highly simplified and improved compilation of dossiers in preparation for court cases.



It is now a matter of supplying the more complex services, that are really a part of the after day. And, as specialists in that field, we can do that."

23



Drive

Océ employees are known for being people with drive. Pride in the business and the determination to offer better solutions than other suppliers ensure, that not only in the provision of services but also in technology, Océ radiates the passion that is needed to achieve breakthroughs.



Océ's wide strength

Technical Document Systems:
leading in technical drawings

The Technical Document Systems business group is active in markets in which wide format prints are produced, mainly for technical applications. Customers are not only organisations that make prints 'in house' for their own use but also companies that produce prints for others on a commercial basis.

Building companies, architectural and engineering offices, industrial, utility and telecom businesses and the government are examples of organisations that mostly have their own printing facilities. A growing phenomenon in this market is the outsourcing of these facilities to third parties. Commercial users are primarily reprographic businesses and digital print providers. They offer their customers a broad range of products and services and are also beneficiaries of the trend towards outsourcing.

In this market digitisation and electronic distribution has rapidly been gaining ground in Europe and the United States. In the Far East analogue techniques [even traditional diazotype] are still popular in many countries, but in Japan in particular digitisation is now also being rapidly implemented.

"Océ is the absolute number one in wide format black and white. And we expanded that was stable in size. That says a lot about your products."



Océ TDS100: easy copying, quality results

It's a digital age, but you still need copies. With the Océ TDS100 wide format copier, you can make copies easily and in high quality, whenever you need them. Its great design makes it a perfect fit for every working environment.



Océ is the market leader in the black and white segment. Productivity, reliability and ease of use are traditionally the main drivers. Besides, Océ is the only supplier that markets both black and white and colour products. With a series of new and already successful machines, Océ is responding to the demand for colour which will also grow quickly in this market. Many big architectural firms are already printing complex drawings and design presentations in colour on Océ equipment.



that position even further in 2006. Gaining around 5.5 % in revenues in a market



Océ TCS500: wide format colour print, copy and scan system

Now there is a way to streamline the wide format workflow. Whether it is partly or completely in colour, the Océ TCS500 has all the answers. With its convenient, user-centred operation, the result is always excellent.



Display Graphics Systems: creating wide emotion

Full colour posters, banners, billboards and other wide format communication materials have become part and parcel of the modern-day street scene, in shop interiors and at exhibitions and trade fairs. A gigantic market, and one that is still growing substantially, mainly due to the steady growth in expenditure on [outdoor] advertising. Not so long ago this market was still fully dominated by analogue technologies such as screen printing, photo printing, offset and manual techniques. In the meantime, however, digital printing has become ever more important, supported by the fact that digital printing offers major benefits in the areas of pre-print, clean and fast printing processes and cost. One of the main benefits is that the digital process involves one single pass through the machine and also offers the possibility of printing on highly diverse types of substrates, including non-coated materials and rigid panels.

In the market for Display Graphics Océ is a major player in all geographical regions; especially in Europe Océ now holds a strong position. This is of course due to the complete range of advanced printers, software, print media and inks. But equally important is the fact that Océ combines this with its own world-wide direct sales and service organisation. That is unique for this market segment. It also makes Océ a valuable partner for businesses that are making the transition from analogue to digital.

Océ markets a complete range of printers for various applications. In this field Océ works closely together with OEM partners. The range was expanded by Océ in 2006 by adding a printing system developed by the company itself, the Océ Arizona 250 GT.


A3 A3 A3 A3 A3 A3 A3 A3 A3 A3 A3 A3 A3 A3 A3 A3
5 metres
Beyond t

"Océ's range of wide format colour printers for Display Graphics is now so extensive
Previously it had to be explained who or what Océ was, but that is now over. It's now

Instant winner

The market for [digital] display graphics is growing quickly. In this market it is a matter of taking over printing volumes from the common analogue techniques, especially screen printing. That is now really beginning to gather pace. With a series of new printing systems Océ is one of the frontrunners in this highly promising market. The latest member of the family is the Océ Arizona 250 GT, which was enthusiastically received by the market.



Digital giants

The most visible applications of wide format are the mega-sized colour prints [display graphics] that can for instance be seen on the tarpaulins which are used to cover scaffolding and which often hide an entire building from view. Wide format colour is ideal for [outdoor] advertising, for banners, posters and eye-catching illustrations on trucks.

How wide is wide format?

We use the term wide format to describe all formats bigger than A3. There are a few standard sizes, particularly for technical drawings, but in principle every width is conceivable between 50 centimetres and 5 metres. The length is determined by the capacity of the feeder roll.

that more and more businesses are using them for all forms of outdoor advertising.

really becoming clear that Océ is a party to be reckoned with in this market."

Daily work

Wide format technical drawings [black and white and colour] are produced every day by and for building companies, engineering offices, in industry and in utility companies. Thanks to their many extra possibilities the advanced Océ machines link up perfectly with existing practice. Océ holds since long a top position in the market for technical documents.

Imaging Supplies:
optimum match between machine and media

Based on its lengthy tradition of a thorough knowledge of and long-term research into the properties of the materials used during printing, Océ is a preferred supplier of print media for the office, business graphics applications, technical drawings and display graphics. Thanks to a modern logistics system Océ links up seamlessly with the customer's production processes by supplying essential print media quickly and promptly. This involves materials not only for Océ printing systems, but also for equipment of other suppliers, for which Océ selects or develops the optimum media.

In Arkwright [United States], Océ also has a major in-house producer of print media, based both on paper and on film material. Arkwright acts as the central marketing, sales and service organisation for Océ in the area of imaging supplies in the United States.

The increasing use of colour is a major driver of growth in the market for imaging supplies. Full colour implies a demand for a wide variety of consumables, whilst the display graphics market in particular requires special wide format print media for indoor and outdoor use.

Despite the growth in speciality materials for display graphics and colour applications, white paper – coated or non-coated – is still the most used medium. In small format Océ has a substantial market share and in black and white wide format media Océ holds a leading position world-wide. With plants in Europe and the United States Océ is the world's biggest converter of wide format media.



"The interaction between machine, ink and print media is what determines the result in all cases. Océ has the ambition of being able to offer that optimum combination."

30

Facts

The supply of print media is an important part of the Océ range of products. By far the majority of the materials are manufactured or processed in Océ's own production facilities. Océ is regarded as the authority in the area of coating and printing on film materials. This is also reflected in the very broad range that it has to offer for display graphics and colour applications for the office.

Interfaces between man and machine

Fully integrated document management and printing systems, a speciality of Océ, are possible thanks to a tightly structured system of mutually compatible software programs. Those programs have been developed over the course of many years, exhaustively tested in practice and subjected to further fine-tuning. To ensure that the systems it supplies are permanently integrated within the business processes, Océ provides professional services in the form of training and consultancy as well as support during implementation.

The purpose of this software is improving the customer's working processes and efficiency. That can only be achieved if the customer's needs and, above all, the needs of the actual users are given absolute priority. During the development, for example of software that programs the print assignments, Océ is accustomed to using an approach that links up precisely with specific wishes and with day-to-day practice. Especially in the case of extensive systems and complex document flows that intuitive interaction between man and machine is in fact of the utmost importance. Océ will continue to develop its document input and workflow systems further in the years ahead so that they evolve naturally into complete document management solutions. Even today Océ programs are already being used for the automatic creation of documents, particularly in those cases where many personalised data have to be included in each document.



"The software that Océ supplies has a functionality that is so extensive that customers are very enthusiastic about it. The programs control machines of various suppliers."

Open architecture

Though Océ's software products are indeed sold in combination with Océ machines, that does not mean that equipment of other suppliers cannot be used. On the contrary, it is Océ's ambition that third-party equipment can also be fully integrated within a complete solution. This is achieved by means of an open architecture that communicates with all the current machine languages.

Océ's successful products

Small format

		Awards 2006
Océ VarioPrint 1055/1065/ 1075	Cutsheet, black and white, office environment	BERTL 4-star Highly Recommended
Océ VarioPrint 2062/2075	Cutsheet, black and white, office environment	BERTL 4-star Highly Recommended
Océ VarioPrint 2100/2110 Titanium	Cutsheet, black and white, midvolume production environment	BERTL 5-star Exceptional
Océ VarioPrint 5000	Cutsheet, black and white, CustomTone, high volume production environment	
Océ VarioPrint 6250	Cutsheet, black and white, high volume production environment	ON DEMAND/BERTL Best of Show Award
Océ VarioStream 7000	Continuous feed, black and white, CustomTone, very high volume production environment	
Océ VarioStream 9000	Continuous feed, black and white, [multi-]CustomTone, very high volume production environment	
Océ CPS800/900	Cutsheet, colour, production environment	BERTL 4-star Highly Recommended
Océ im9220/cm4520/cm2520	Cutsheet, colour, office environment	Buyers Laboratory Inc. [BLI] 'Pick of the Year'
Océ fx2080 and fx3000	Cutsheet, black and white, office environment	Buyers Laboratory Inc. [BLI] 'Pick of the Year'

Wide format

		Awards 2006
Océ TDS100	Analogue, low volume	
Océ TDS320	Digital, low volume	
Océ TDS450	Mid volume with colour scanner	iF Design Award
Océ TDS600	Mid volume print, copier and scanning system	BERTL Best Buy
Océ TDS700	Flexible mid-volume print, copier and scanning system	iF Product Design Award 2006/2007 + iF Product Design Communications Award 2006 for the TDS700 Power Logic®controller
Océ TDS800 Pro Series	High volume	
Océ TCS300/500	Mid volume and high volume colour printing system	BERTL Highly Recommended



Océ VarioPrint 6250



Océ CPS800/900



Océ VarioStream 9000



Océ TDS300





Display Graphics

Océ Arizona 250 GT	UV flatbed and roll-to-roll printer	DPI Vision Award
Océ Arizona T220	Solvent flatbed printer	
Océ CS7000	High resolution UV flatbed printer	
Océ CS9000	Low- and eco-solvent roll-to-roll printer	
Océ LightJet 430/500XL	Photo laser printer	Award WFI Top Wide Format Photo Imager
ONYX Version 7	Graphics workflow solutions	DIMA Award WFI Top Colour Management Software WFI Top RIP Software Digital Output Top 50 Companies



Océ Arizona 250 GT



Océ CS9000 Series



Océ LightJet 430/500XL

Software

Awards 2006

Océ PRISMA	Printrooms	
Océ PRISMA	Transaction	
Océ PRISMA	Office with colour scanner	iF Design Award
Océ PRISMA	Satellite	
Océ Print Exec Department	Print management for technical documents	
Ocean	Software user interface	iF Communications Design Award 2006



Océ PRISMA

33







Pragmatic

Océ has a no-nonsense culture. That prevents the sense of drive and creative originality from leading to situations that are too far removed from reality. Océ´s customers can count on to-the-point solutions that make a direct contribution to improving the way they run their business.



Technology, designed and

A major proportion of Océ's product range stems from the company's own strong technology portfolio. This has been built up over a lengthy series of years and is based in part on the continuous flow of user experiences that result from the close relationship that the sales and service organisation and business services have with customers. The company's in-house product development activities therefore occupy an important place in the Océ business model. In addition, Océ also uses selected technology of other producers to ensure that users can always be supplied with a complete product. The consistent application of an innovative technological approach has meant that Océ products have gained a solid reputation for their quality, speed, user-friendliness, reliability and a favourable total cost of ownership.

Super-strong technologies as a solid basis. Océ equipment features many of the company's own inventions and developments. Noteworthy examples are the CopyPress printing technique and the Direct Imaging technique for seven-colour printing with an exceptionally high and constant quality, the Colour Belt technology for very high volume continuous feed products and the Océ PRISMA technology, excellent software for document management systems. Of more recent date is the Gemini technology, which has set a new standard in high volume duplex printing [Océ VarioPrint 6250]. These basic technologies are now being incorporated in a broad range of diverse applications and will continue to be seen for many years as the front-runners in modern printing technology. In the meantime Océ has taken rapid strides towards developing a revolutionary print head for use in applications in the highly demanding high-production wide format environment. These are all examples taken from the many top-class technologies that largely determine the success of Océ products.



R&D is of vital importance for Océ
Océ's R&D function has a budget that is relatively at a good level: around 7% of revenues. Systematically investing in R&D, also in economically less favourable times, is therefore an essential element in the business model. That has generated a constant flow of new developments and systems which provide strong weapons in the battle against strong competitors.

Partners help to build success. Although the company's own R&D efforts are essential for the characteristic properties of Océ products, Océ also works extensively together with technological and scientific partners when developing new generations of machines. There is a good reason for this: by cooperating closely with scientific institutes and universities Océ has continual access to new knowledge; conversely, the scientific world stays in contact with the latest technological developments at all times. In later stages Océ works together with technology and system specialists and with suppliers of printing technique and software. These partnerships are crucial for the development of new innovative technological applications.

Productivity is essential

Productivity is one of the characteristics of Océ products. Océ therefore has a strong reputation particularly in the very high volume segment [up to 1,200 A4 prints per minute]. In this segment too, colour printing is advancing rapidly. That is why Océ offers a complete series of high volume printing systems with optional colour facilities, based on its own technology.

made for users



Strategic components and materials remain in-house

For strategic reasons a number of components and materials developed by the company itself are manufactured exclusively in the company's own facilities. Process drums, photoconductors, toners and silicone materials are produced in Venlo; the Océ factory in Poing makes the highly specialised light exposure elements, essential components in the very high volume printers.

A second lease of life

In the Océ establishments in the Czech Republic the greater part of the production work is focused on remanufacturing, restoring used machines to an 'as new' condition. In many cases they are provided with extra functionalities, for instance for special input and output. Machines of this type attract much interest.

Manufacturing and logistics: dynamic links in the value chain. Océ printing systems are manufactured in various places in the world. By far the greater part of the components and complete modules that are used are sourced from a select group of suppliers. Assembly takes place partly in the company's own facilities in Venlo [Netherlands], Poing [Germany], Prague/Pardubice [Czech Republic] and Vancouver [Canada]. In the past few years some of the assembly work has been relocated from Venlo to Asia and that trend will continue further in the years ahead. Océ cooperates closely with contract manufacturers who assemble the product.

An important element in production is the re-use of components and modules which have a much longer useful lifetime than the machines themselves. These are recovered in special factories in Venlo and Pardubice where they are reconditioned to make them as new.

Supply chain management. For the logistics of new machines, spare parts and supplies Océ applies an integral supply chain management system with logistics centres in Europe, the United States and Asia, which are managed from Poing and Venlo. The aim of the centres is not only to have the required components available in close proximity to the most important sales areas, but also to enable the complicated equipment to be made customer-specific at the last possible moment.

37

R&D world-wide

The R&D activities have a global spread: in seven countries Océ has its own specialised R&D facilities. Product development takes place within centrally coordinated project groups in which all relevant disciplines are represented. In this way optimum use is made of all knowledge that is available within the business.

Océ is a business of people,

Océ is a business of and for people. In the almost 130-year history of the company that awareness has always taken priority in the development of the business. And, as an extension of this, it has always governed the way in which Océ treats its employees, since this is a major precondition for the success of the business. A successful company owes its success to employees who work in a climate in which motivation, ethical behaviour, professionalism, customer-friendliness and innovative strength are able to flourish.

Globally coordinated: an international human resources policy. Océ has developed a world-wide human resources policy [HR-policy] aimed at providing optimal support to the business and the operations and constant improvement of performance. This offers the opportunity to use in all Océ companies a personnel policy based on uniform principles and the same instruments. On a regular basis discussions between the responsible managers for human resources are held to exchange knowledge and experiences.

Océ aims to be an attractive employer for the people who work for it. To achieve this the company deploys various resources: a good salary, a challenging working environment but also ample opportunities for training and education that help employees to develop themselves further. This approach is globally coordinated and is translated into an international human resources policy which focuses, amongst other things, on ensuring the optimum deployability of employees.

The emphasis here is on the development of leadership qualities, competence management, day-to-day observance of the Océ core values and executive development. For each of these areas of attention intensive programmes are in place to make sure that the business and the employee both benefit optimally from the resources that have been used.

Corporate social responsibility: firmly anchored Océ is fully aware that the business does not operate in a vacuum, but in the midst of society. Which is why

corporate social responsibility has always been firmly anchored in everything that the organisation does. Océ also propagates this philosophy and is therefore as transparent as possible about matters relating to sustainability. Océ wants to be a business that all stakeholders can be proud of. Not only proud of the innovative nature of its products and services, but also of its social and ethical principles and the way they are implemented in practice.

For Océ corporate social responsibility and its further development will always be high on the agenda. This is why the company has formulated concrete objectives in all fields that are of importance to its stakeholders. But it is only by linking the ambitions in the area of sustainable business practices to the corporate strategy that the objectives of corporate social responsibility will become realistic and attainable.



E-learning boosts effectiveness

To allow the intensive training of ever bigger groups of employees Océ is using e-learning. This involves a combination of live training sessions and courses and a wide choice of digital lessons that are made available virtually. The system is extremely successful because the employees can choose for themselves when and where they want to take part in the training.

in the midst of society

Océ subscribes to the principles of the UN Global Compact and actively propagates these objectives, also to its suppliers and partners. At the request of Océ the great majority of them have likewise complied with the principles of the UN Global Compact.

Partners are an integral part of the Océ business model. In Océ's business model cooperation with partners in the most wide-ranging areas is essential. By working together with reliable partners the business can continue to concentrate on its core skills and activities, despite the fact that it is smaller than many of its competitors. Acquiring good, reliable partners is a two-way process: not only does Océ select the right partners from all over the world, but successful entrepreneurs also seek contact with Océ.

Océ has various types of partners:
| technology partners, with whom Océ develops materials and products;
| manufacturing and logistics partners, from whom Océ sources parts and components and who are commissioned to carry out assembly work or take care of logistics;
| financial partners, with whom Océ cooperates in financing and lease arrangements;
| OEM partners who supply machines and modules;
| distribution partners: independent local distributors who are active in all those regions where Océ itself is not represented.



Transparency about corporate social responsibility

Each year Océ reports on its ambitions, objectives, policy and the concrete progress it has achieved in the area of sustainability. The Océ Sustainability Report covers the entire Océ Group. The Océ report is drawn up on the basis of the guidelines of the Global Reporting Initiative.

Principal group companies* of

Europe				
Belgium	Océ-Belgium N.V./S.A.	M.A.M.E. van Mierlo	Brussels	+32.2 729.4861
	Océ Software Laboratories Namur S.A.	B. Hucq	Gembloux	+32.81.876.710
Denmark	Océ-Nordic Holding ApS	J. Bjørkmann	Copenhagen	+45.43 29.7000
	Océ-Danmark a/s	H. Risør	Copenhagen	+45.43 29.7000
Germany	Océ Holding Deutschland Verwaltungsgesellschaft m.b.H.	P. Feldweg and J. van Boerdonk	Mülheim/Ruhr	+49.208.48.45.0
	Océ-Deutschland G.m.b.H.	J. van Boerdonk and L. Pouwels	Mülheim/Ruhr	+49.208.48.45.0
	Océ Printing Systems G.m.b.H.	P. Feldweg, S. Landesberger and M. Meyer	Poing	+49.8121.72.4031
	Océ-Deutschland Business Services G.m.b.H.	J. van Boerdonk	Mülheim/Ruhr	+49.208 48.45.0
	Océ Document Technologies G.m.b.H.	M. Mertgen	Konstanz	+49.7531 87.0
Finland	Océ-Finland Oy	J.P. Koskenmies	Helsinki	+358.207.438.710
France	Océ-France S.A.	N.A.P. Debargue	Noisy-le-Grand	+33.1.4592.5000
	Océ Print Logic Technologies S.A.	R. Balmès	Créteil	+33.1.4898.8000
	Océ Business Services S.A.	N.A.P. Debargue	Neuilly-sur-Seine	+33.1.4592.5000
Hungary	Océ-Hungária Kft.	G. Németh	Budapest	+36.1236.1040
Ireland	Océ-Ireland Ltd.	N. Kooij	Dublin	+353.1403.9100
Italy	Océ-Italia S.p.A.	G. Seno	Milan	+39.02.92726.1
Netherlands	Océ-Technologies B.V.	H.J. Blekman	Venlo	+31.77.359.2222
	Océ-Nederland B.V.	J.W.C. Verschaeren	's-Hertogenbosch	+31.73.6.815.815
	Arkwright Europe B.V.	A.P. Langendoen	Venlo	+31.77.320.9020
	Océ-America, Inc.	R.P.M.J. van Loenen and P.M. Vincent	Venlo	+31.77.359.2222
	Océ General Partnership	R.P.M.J. van Loenen and P.M. Vincent	Venlo	+31.77.359.2222
Norway	Océ-Norge A.S.	J. Bjørkmann	Oslo	+47.2202.7000
Austria	Océ-Österreich Ges.m.b.H.	J. van Boerdonk	Vienna	+43.1 86.336
Poland	Océ-Poland Limited Sp. Z o.o.	M. Kozlowski	Warsaw	+48.22.500.2100
Portugal	Océ-Portugal Equipamentos Gráficos S.A.	I. Esteve	Lisbon	+351.21 412.5700
Romania	Océ-Software S.R.L.	M. Mühe	Timisoara	+40.256.200.786
Slovakia	Océ-Slovenská republika s.r.o.	J. Pachman	Bratislava	+420.2.4401.0228
Spain	Océ-Iberia Holding Valores S.L.	I. Esteve	Barcelona	+34.934.844.800
	Océ-España S.A.	I. Esteve	Barcelona	+34.934.844.800
Czech Republic	Océ-Czeska republika s.r.o.	J. Pachman	Prague	+420.2.4401.0111
United Kingdom	Océ [UK] Limited	N. Kooij	Brentwood	+44.870.600.5544
	Océ Imagistics [UK] Limited	B. Curley	Brentwood	+44.870.600.5544
Sweden	Océ Svenska AB	J. Bjørkmann	Stockholm	+46.8.703.4000
Switzerland	Océ [Schweiz] A.G.	Ph. Convents	Glattbrugg	+41.44829.1111

* Where holdings are less than 95% of total equity, the percentage of capital held is stated. A list of affiliated companies is available for public inspection at the Commercial Registry, Venlo, in conformity with the provisions of Article 379, Book 2 of the Dutch Civil Code.

Océ

North America				
United States	Océ-USA Holding, Inc.	R.L. van Iperen	Chicago, IL	+1.773.714.4401
	Océ North America, Inc. / Océ Imagistics Inc.	J.D. Skzrypczak	Trumbull, CT	+1.800.945.9708
	I Commercial Printing Division	M. Baboyian	Boca Raton, FL	+1.561.997.3100
	I Corporate Printing Division	C. Dewart	Trumbull, CT	+1.203.365.7000
	I Wide Format Printing Division	P. Chapuis	Chicago, IL	+1.800.877.6232
	Arkwright Inc.	J. Heath	Fiskeville, RI	+1.800.556.6866
	Océ Business Services, Inc.	J.R. Marciano	New York, NY	+1.800.937.2724
	Océ Reprographic Technologies, Corp.	A. Mainoli	Phoenix, AZ	+1.602.744.1300
	Onyx Graphics, Inc.	W. Noot	Salt Lake City, UT	+1.801.568.9900
Canada	Océ-Canada Inc.	S. Goodall	Toronto	+1.416.224.5600
	Océ Imagistics Canada Inc.	G.E. Clark	Mississauga	+1.514.332.6636
	Océ Display Graphics Systems	G.H. van Praag	Vancouver	+1.604.273.7730
Mexico	Océ Mexico S.A. de C.V.	J. Escudero	Mexico City	+52.55.5089.8710
Asia/Pacific				
Australia	Océ-Australia Ltd.	S.J.J. Notermans	Scoresby	+61.3.97303333
China	Océ Office Equipment [Shanghai] Co., Ltd.	M. Sak	Shanghai	+86.21.5496.1188
	Océ Rental [Shanghai] Co., Ltd.	H. Würges	Shanghai	+86.21.5496.1188
Hong Kong	Océ [Hong Kong China] Ltd.	M. Sak	Hong Kong	+852.2166.0333
Japan	Océ-Japan Corporation	Y. Yamamoto	Tokio	+81.3.5402.6112
Malaysia	Océ Malaysia Sdn. Bhd.	A.A.C. Hoeben	Petaling Jaya	+60.3.7966.8000
Singapore	Océ [Singapore] Pte. Ltd.	A.A.C. Hoeben	Singapore	+65.64701.500
Thailand	Océ [Thailand] Ltd.	A.G.F. van Mastrigt	Bangkok	+66.2.260.7133
Other countries				
Brazil	Océ-Brasil Comércio e Indústria Ltda.	R. Uildriks	São Paulo	+55.11.3053.5300
Direct Export/Emerging Markets				
Netherlands	Océ Direct Export/Emerging Markets	H. Würges	Venlo	+31.77.3592222
Financing companies				
Australia	Océ-Australia Finance Pty. Ltd.	S.J.J. Notermans	Scoresby	+61.3.9730.3333
Belgium	Océ-Interservices N.V./S.A.	M.G.M. Berben	Brussels	+32.2.729.4861
Germany	Océ-Deutschland Financial Services G.m.b.H.	L. Pouwels	Mülheim/Ruhr	+49.208 48.45.0
France	Océ-France Financement S.A.	Ph. Poulalhon	Saint-Cloud	+33.1.4592.5000
Spain	Océ-Renting S.A.	E. de Sus	Barcelona	+34.934.844.800
United Kingdom	Océ [UK] Finance Ltd.	N. Kooij	Brentwood	+44.870.600.5544
United States	Océ-Financial Services, Inc.	S. Schulein	Boca Raton, FL	+1.561.997.3100
Minority holdings				
Cyprus	Heliozid Océ-Reprographic [Cyprus] Ltd.	25%		
Singapore	Datapost Pte. Ltd.	30%		

References

More information in part 2. Close-up is the first part of the Océ Annual Report 2006. To gain a complete picture of the business and its results during the year under review you also need to read the second part. Both parts together form the annual report as referred to in the regulations on annual reports and accounts.
The second part includes the following sections:

- Strategy and strategic perspective
- Key figures
- Report of the Board of Supervisory Directors
- Report of the chairman of the Board of Executive Directors
- Report of the Board of Executive Directors
  - Financial review
  - Commercial developments
  - Technology
  - People and society
  - Management aspects
- Financial Statements

Applications For a complete printed copy of the Annual Report [in the original Dutch version or in the English translation] please apply to:
Océ N.V.
Corporate Communications Department
Telephone [+31] 77 3592424
e-mail info@oce.com

Visit our website. You can also view this report [both parts] on our corporate website [http://www.oce.com]. The site also contains a wealth of related information plus company publications, such as press releases, presentations, speeches and webcasts. On the site you can also ask to be sent newsletters and newsfeeds [RSS services].

About Océ

Océ is commercially active in 90 countries and has its own sales and service organisation in over 30 countries. In Europe, the United States and Canada it also operates research and manufacturing facilities in various locations. In 2006 Océ, which employs more than 24,000 people, achieved revenues of € 3.1 billion and a net income of € 57.1 million.

Forward-looking statements

This annual report contains certain forward-looking statements within the meaning of Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended. These forward-looking statements refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as 'expects', 'projects', 'anticipates', 'intends' or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events. Océ's expectations and projections may change and Océ's actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ and some of which are beyond Océ's control. When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this Annual Report or in Océ's other annual or periodic filings made with the United States Securities and Exchange Commission.

These factors, risks and uncertainties include, but are not limited to, changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ's markets, the financing of Océ's business activities, efficient and cost effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ's actual results, performance or achievements, reference is made to this Annual Report [part 1 and part 2], Océ's Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ's forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Colophon

Design Carmen Arends, Venlo and Geert Setola,
Oirsbeek
Art Direction Marcel Beemer, Venlo
Illustrations Geert Setola, Oirsbeek
Photography Various photographers
Text consultant Martin van den Akker, Tekstiel,
Amsterdam
Printing Drukkerij Lecturis B.V., Eindhoven
Inside pages Coated Paper Matt, 135 g/m², supplied by
Océ Imaging Supplies
Cover paper Coated Paper Silk, 250 g/m², supplied by
Océ Imaging Supplies

Beyond...

Océ enables its customers to manage their documents
efficiently and effectively by offering innovative print and
document management products and services for
professional environments.

Exhibit 99.2

Océ Annual Report 2006 | Part 2

océ


Beyond

More copies of the English translation of this
Annual Report or of the Dutch language original
version are available on request from
Océ N.V.
Corporate Communications Department
telephone [+31] 77 3592424
e-mail info@oce.com

The Annual Report as well as other publications
such as press releases, presentations, speeches
and other items related to the annual report can
also be accessed via the corporate website
[http://www.oce.com].

the Ordinary

Océ N.V.

Report for the financial year December 1, 2005

to November 30, 2006

Océ enables its customers to manage their documents
efficiently and effectively by offering innovative print
and document management products and services for
professional environments.



More information in part 1 This is the second part of the Océ Annual Report 2006.
To gain a complete picture of the business and its results during the year under
review you also need to read the first part. Both parts together form the Annual
Report as referred to in the regulations on annual reports and accounts.

Contents

Financial Statements

Other information

Miscellaneous

Profile

Océ: innovative by nature Océ is one of the world's leading suppliers of professional printing and document management systems. A business that is innovative by nature, both commercially and technologically. Océ develops and manufactures systems for the production, distribution and management of documents, in colour and black and white, in small format and in wide format, for offices, educational institutions, industry and the graphics market. Its product offerings comprise printers, scanners, peripheral equipment and printing media but also document management software and innovative products in the areas of system integration, outsourcing of document management activities and leasing of printing systems. Océ's core product range, developed and manufactured by the company itself, is focused on wide format and small format and, as far as small format is concerned, on the [highly] productive segments. To supplement this, Océ offers its customers selected machines made by Original Equipment Manufacturers [OEMs], mostly as part of total solutions. Océ's reputation is founded on productivity and reliability, ease of use and a favourable 'total cost of ownership'. Océ is commercially active in over 90 countries and has its own sales and service organisation in more than 30 of these countries. It also operates research and manufacturing facilities in Europe, the United States and Canada. In 2006 Océ, which has almost 24,000 employees, achieved revenues of € 3.1 billion and a net income of € 57.1 million.

Business model Océ is one of the few suppliers that is active in the entire value chain of printing systems: from development via manufacturing, sales and financing to service. Because of constant feedback within the chain Océ is able at all times to anticipate and respond alertly to changing market requirements and new market opportunities. Océ's policy in the various sub-markets is steered by two Strategic Business Units, Digital Document Systems for small format and Wide Format Printing Systems for wide format, in close cooperation with Research & Development on the one hand, and Marketing & Sales on the other.

Digital Document Systems serves the market via the business groups Corporate Printing Systems, Commercial Printing Systems and Océ Business Services. Wide Format Printing Systems serves the market via the business groups Technical Document Systems, Display Graphics Systems and Imaging Supplies. A separate activity, Software & Professional Services, focuses on the development and implementation of software in printing systems and therefore supports all business groups. In a number of countries in which Océ itself is not represented the business makes part of the product range available via specialised distributors.

Through its own Research & Development Océ itself develops its basic technologies and the majority of its product concepts. The direct feedback of customer experiences serves here as an important source of solutions for concrete, current and future needs. Océ also broadens and strengthens its innovative capacity through alliances with strategic partners and cooperation with co-developers and with OEMs for printing systems in the high, medium and low volume segments.

Financial year

The company's financial year runs from December 1 to November 30.

Articles of Association

The present Articles of Association were confirmed by a notarial deed dated May 3, 2006. Océ N.V. is an international holding company within the meaning of Article 153, para. 3b, Book 2 of the Dutch Civil Code.

Foundation, registered office and commercial registry

The company was founded in 1877. Its present legal form dates from 1953. The registered office is in Venlo, the Netherlands, and the company is registered in the commercial registry in Venlo under No. 12002283.

Head office

The head office is located at St. Urbanusweg 43 in Venlo, P.O. Box 101, 5900 MA Venlo, the Netherlands, telephone [+31] 77 3592222, fax [+31] 77 3544700, e-mail info@oce.com, internet http://www.oce.com.

Board of Supervisory Directors

J.L. Brentjens, *chairman*
F.J. de Wit, *vice-chairman*
G.J.A. van de Aast
M. Arentsen
A. Baan
P.A.F.W. Elverding

Board of Executive Directors

R.L. van Iperen, *chairman*
J. van den Belt
J.F. Dix
A.H. Schaaf

Company Secretary

F.W.T. Kool

For general information about Océ
telephone [+31] 77 3592000

Océ's ambitions and strategy

	Ambitions	Strategic objectives
Customers	Océ aims to achieve and maintain leading positions in strategically relevant market segments by offering a full-line range of document management products and services.	To achieve and maintain leading positions in both *print-for-use* and *print-for-pay* environments. To continue to be a strong and innovative supplier of services in the area of document management and Océ Business Services [outsourcing]. To strengthen its leading position in Technical Document Systems. To achieve a leading position in Display Graphics Systems. To offer complementary products and imaging supplies that enable total solutions.
Employees	Océ aims to offer an inspiring working environment and good career prospects.	To be an attractive employer world-wide. In the Netherlands to be one of the ten most attractive businesses for graduates and one of the top-five for technical specialists.
Shareholders	Océ aims to achieve returns that bring real value creation for shareholders.	To achieve an average revenues growth of 5% per year on an organic basis. To maintain the relative gross margin. To achieve at least 13% Return on Capital Employed [RoCE] on a structural basis. To achieve 'investment grade' rating.
Partners	Océ aims to build up a network of partnerships that will enable the company to realise its objectives in the best possible way.	To cooperate in the area of technology with the top specialists in the industry. To work together with high quality suppliers of components, modules and machines [OEMs] and, where this adds value, to outsource manufacturing to strong partners. To cooperate with market partners that help to distribute Océ products and thus substantially enhance Océ's distributive strength.
Society	Océ aims to do business in a way that contributes to the sustainable development of society.	To implement the basic principles of the UN Global Compact. To minimise and, where possible, eliminate any unwanted effects of Océ products on the environment.

Actions taken in 2006

Integration of Imagistics completed with the aim of offering a complete office and printroom range via one single channel in the United States and the United Kingdom.

Company's own sales staff increased so as to boost distributive strength in the printing industry market.

Acquisition of CaseData to strengthen the high value services offered by Océ Business Services.

Launch of the Océ VarioPrint 6250, an advanced, very high volume cutsheet duplex printer.

Launch of the Océ VarioStream 9210 GraphicArts^plus specifically for book printing applications and the Océ VarioStream 9230 for the printing of black and white documents with two highlight colours.

Significant growth booked in the TDS colour market [Technical Document Systems], thanks to launch of the Océ TCS300 and Océ TCS500 and the use of OEM products.

TDS black and white product line strengthened and market position expanded.

Uniform, globally available product portfolio introduced for Display Graphics Systems.

Distributive strength of Display Graphics Systems boosted in Europe via acquisitions in Benelux, Finland and Switzerland.

Introduction of release 7.0 of Onyx software, the global standard for Display Graphics Systems.

Continued roll-out of competency management, corporate leadership labs and global professionals programme.

Intensified development and succession planning for senior management.

On-campus recruitment activities further expanded.

Various student programmes of R&D initiated with technological universities [e.g. in the Netherlands, Germany and Canada].

Tightening up of strategy and the relevant actions to be taken to realise the set financial objectives by 2010 at the latest.

Dividend policy revised, with efforts now being aimed at distributing a stable but preferably gradually increasing dividend in line with income development.

Return on Capital Employed as a target has been cascaded throughout the organisation and forms an integral part of the bonus targets.

R&D in the Netherlands has become partner in a High Tech Systems Programme.

At the High Tech Campus in Eindhoven the Inkjet Application Centre has been set up in which Océ – together with partners – will be developing new applications and business based on inkjet technology.

Agreements made with various OEM suppliers on joint development of finishing modules for Océ printers.

Major strengthening of product offerings via global OEM partner contracts.

Development partnerships to offer company's proprietary printer systems via OEM partner channel world-wide.

Continuation of relocation of assembly [manufacturing] from Venlo to Asia. Almost half of this production value is now sourced from suppliers in low-cost countries.

Introduction of the unique Gemini technology [duplex printing], bringing significant savings on energy consumption.

No toner waste and virtually no ozone emission, thanks to the Océ CopyPress printing technique.

Océ sustainability report, drawn up in line with GRI guidelines, covers the entire Océ Group.

Strategic perspective

Océ's strategy is focused on realising its financial and non-financial objectives by maintaining its existing leading positions and creating new leading positions.

This is achieved as follows:

- by offering an innovative 'full-line' product range comprising a well balanced mix of its own products and 'best-of-breed' OEM products;
- by making available to its customers a highly professional direct sales and service organisation, backed by carefully selected distributors that add value to the products and services that it offers;
- by achieving a high standard of operational efficiency [operational excellence] in all parts of the organisation, so as to keep costs and working capital to a minimum and strengthen the cash flow.

All of this leads to an innovative business portfolio with strong internal synergy benefits that form the basis for continuity and growth.

The financial objectives of Océ are:

- to realise an average organic increase in revenues [excluding acquisitions and exchange rate effects] of 5% per year;
- to maintain the relative gross margin;
- to achieve a Return on Capital Employed of at least 13% by 2010;
- to achieve 'investment grade' rating.

Océ's position:

Océ holds a strong and profitable position in wide format and production printing and in business services.
At the moment, however, the margins in corporate and commercial printing are below par. Substantially improving these will be a major focus of attention for the years ahead.

Short term [1 - 3 years]

The market for digital printing and related services is benefiting from the favourable economic developments in the world, particularly in Asia. There are also various sector-specific trends that are influencing the market for digital printers and the related services. For example, the change-over from black and white analogue copying to digital printing is bringing products to market that are more reliable, require less servicing and have lower prices. In addition, the change-over from black and white to colour forms a challenge in terms of developing products that will be best positioned to serve this market. At the same time the market for document-related services is expanding rapidly, driven by legislation and customer wishes to boost the effectiveness and efficiency of their document processes.

The strategy pursued by Océ is an effective response to the developments described above.

- In Europe Océ will also be implementing the positive experiences of Océ Imagistics in the United States by introducing a 'best-of-breed' strategy for office environments. A full-line product range will be offered consisting of the company's own products in the higher volume segment, supplemented by OEM products. In combination with new service concepts and a streamlined service organisation, Océ will be able to improve the quality of service further and at the same time make better use of the service organisation.
- To ensure that it remains competitive Océ will continue with the outsourcing of most of its machine manufacturing activities from Venlo to low-cost countries. In addition, Océ is developing new printing concepts that feature higher productivity, better quality and lower costs per print. The new Océ VarioPrint 6250 is a good example of this.

- Océ is rapidly reinforcing its position in colour by training its sales and service staff in the use of colour and by offering a growing portfolio of colour products, both developed in-house and sourced from OEM partners. Products developed by the company itself are the Océ VarioStream 9000 series for very high volume [continuous feed] printing, the Océ CPS800/900 series for small format, the Océ TCS300 and Océ TCS500 for wide format and the Océ Arizona 250 GT for the display graphics market. Furthermore, Océ uses the products of partners so that it can offer customers a full-line range.
- Océ offers an ever wider spectrum of document management services via its Océ Business Services organisation. Océ is making considerable investments in selected segments of this fast-growing outsourcing market in the form of services with a high added value. One good example is the acquisition of CaseData in the United States, a supplier of support services for professionals who compile data on legal proceedings and court cases.
- Via organic development and partnerships Océ is expanding its position in the fast-growing market in Asia. Océ is already an established player in the wide format market in China. The entire Asian market offers very good opportunities, especially in wide format.
- Océ will strengthen its business processes, fine-tune its organisation and improve its ICT support with the aim of increasing the efficiency and effectiveness of its own operations. Various 'Operational Excellence' projects have been initiated at corporate level to bring this about and they will contribute to substantial cost savings and lead to a considerable reduction in working capital.

Medium and long term [> 3 years]

Two important trends are shaping the future of the document management sector. The first is the change-over from traditional printing techniques to digital printing technology. The second is the migration from paper documents to documents in electronic form.
The vast majority of documents are still printed using traditional techniques such as offset and screen printing. These techniques are superior when big volumes of high quality have to be printed. Océ expects that over the medium term more and more documents will be digitally printed 'on-demand' because of the faster speed, lower costs and greater quality of digital printing in colour, in combination with a bigger demand for documents in small print runs [for example, personalised documents] and the distribution and storage of documents in electronic form.

The replacement of paper documents by electronic documents is the result of changes in the working methods used by Océ's customers, improved technology and legislation.
Océ is already prepared for the transition to digital printing because the company invested in good time in the development of hardware and software products and services that support this transition. Examples include the Océ Arizona 250 GT wide format printer for the display graphics market, the Océ VarioStream 9210 GraphicArts^plus, the Océ VarioPrint 6250 for printing books and manuals and Océ PRISMA software for graphics applications. The sales and professional services organisations are being trained and further expanded to support this process.
The increasing use of electronic documents brings possibilities for Océ to offer workflow and document management software and document-related services. The acquisition at the end of 2006 of CaseData, as mentioned above, anticipates these developments and has brought a further strengthening of Océ's position in document management services.

Key figures

		2006	2005	x € million
Total revenues		**3,110.3**	2,677.3	
	Change on previous year [%]	**16.2**	****	
	Indicative changes [organically]	**0.3**	****	
	Non-recurring*	**- 0.9**	****	
	Recurring*	**0.8**	****	
Gross margin		**1,269.2**	1,110.7	
	As % of total revenues	**40.8**	41.5	
Operating income [EBIT]**		**102.2**	112.5	
	Change on previous year [%]	**- 9.1**	****	
	As % of total revenues	**3.3**	4.2	
Net income attributable to shareholders		**55.0**	79.9	
	Change on previous year [%]	**- 31.2**	****	
	As % of total revenues	**1.8**	3.0	
Balance sheet total		**2,605.7**	2,847.2	
	Equity attributable to shareholders	**684.5**	710.8	
	Equity	**721.4**	748.2	
	Equity as % of balance sheet total [solvability]	**27.7**	26.3	
	Net capital employed	**1,339.9**	1,501.9	
	Return on Capital Employed [RoCE]***	**5.6**	8.9	%
Cash flow before financing activities [free cash flow]		**118.5**	- 507.5	
Number of employees at November 30 [in full-time equivalents]		**23,784**	24,164	employees
Per € 0.50 ordinary share				
	Net income attributable to shareholders	**0.63**	0.93	euro
	Equity attributable to shareholders	**7.48**	7.81	
	Dividend	**0.58**	0.58	
Number of € 0.50 ordinary shares				
	Average number outstanding	**83,899,228**	83,698,244	shares
	Potential increase from share-based compensation	**1,678,249**	970,609	
Net income based on diluted earnings per € 0.50 ordinary share		**0.63**	0.92	euro
	Year's highest/lowest	**15.39/10.92**	13.54/10.80	
	Year end	**12.59**	12.11	

* Non-recurring revenues: sales from machines, software and professional services.

Recurring revenues: revenues from services, materials, rentals, interest and business services.

** EBITDA 2006 amounted to € 306 million [2005: € 257 million].

*** In 2006 Océ has replaced Return on Assets [ROA] by Return on Capital Employed [RoCE] as criterion.

**** With effect of the financial year 2006 Océ applies IFRS. The comparative figures [financial year 2005] have been adapted for this.

For the ratio's of financial year 2005 and the comparative figures of financial years before 2005 this is not possible.

Report of the
Board of Supervisory Directors

To the Annual General Meeting of Shareholders of Océ N.V., Venlo.

Annual Report We herewith present to you the Annual Report for 2006 which was drawn up by the Board of Executive Directors and comprises the Financial Statements for 2006. After taking note of the report by the auditors PricewaterhouseCoopers Accountants N.V. that is set out on page 141 of this Annual Report, we signed off the Financial Statements. The Annual Report was discussed by us with the Board of Executive Directors in the presence of the external auditors and the head of the internal audit department. The Financial Statements are hereby submitted to you for discussion and adoption.
In the company's Articles of Association a distinction is made between the adoption of the Financial Statements, the determination of the income appropriation and the granting of a release and discharge for the management and for our supervision over such management.
We recommend that you adopt the Financial Statements, including the dividend proposal, and that you grant a release and discharge to the Board of Executive Directors for its management during the past financial year and to the Board of Supervisory Directors for its supervision over such management.

Results and strategic position In the past financial year Océ's total revenues increased by more than 16%. Non-recurring revenues from sales of printing systems were 14.9% higher and recurring revenues from services and materials increased by 16.7%.
This increase was due to the acquisition of Imagistics. Furthermore, revenues in Wide Format Printing Systems were also higher than in the previous year.
The net income attributable to shareholders amounted to € 55.0 million for the full year [2005: € 79.9 million] which is equivalent to € 0.63 [2005: € 0.93] per ordinary share. The income and profitability of Wide Format Printing Systems were excellent; in Digital Document Systems the financial performance remained below expectations. This relates in particular to the results in the original business groups of Corporate and Commercial Printing Systems. Océ Imagistics and Océ Business Services booked satisfactory results.

The integration of Imagistics went well. The business and cost synergies planned for 2006 were more than realised. This acquisition has clearly strengthened Océ's market position in the United States and the United Kingdom.

During the year under review a number of new products were successfully introduced both in Digital Document Systems and in Wide Format Printing Systems. The second phase in the relocation of machine manufacturing to low-cost countries was completed as planned.

Océ's strategy and the actions that result from it were discussed in detail with the Board of Executive Directors. In broad outline the strategy has remained unchanged. Its main thrusts are: boosting the distributive strength, strengthening of the product range and optimising the business processes.
In implementing the strategy new elements will be added in Digital Document Systems in particular with the aim of improving its profitability. The successful Océ Imagistics business model will now be applied in Europe as well. The product range will consist of a balanced mix of the company's own products and third-party products. Development of the company's own products will be concentrated even more strongly on high volume and wide format printers. Cooperation with partners at technology and product level will also be expanded.
In WFPS the strategy is to maintain the current strong position and profitability and to expand it further in the future.

For the Océ Group as a whole profitability, with a RoCE of 5.6%, is clearly below the target that the company set itself.
The Board of Supervisory Directors feels confident that implementation of the strategy that has been formulated will lead to achievement of the objectives set for the period up to 2010.

Supervision and advice In 2006 the Board of Supervisory Directors held six meetings with the Board of Executive Directors. At the majority of these meetings our full Board was present. Besides the formal meetings regular contacts took place in the interim periods, both with one another and with members of the Board of Executive Directors.

Apart from the commercial and technological developments and the financial results, the company's strategy and the related strategic choices also received much attention. In January 2007 the Board of Executive Directors officially presented the finalised version of the strategic plan for the 2007-2010 period. In 2006 the Supervisory Board also devoted much attention to such subjects as the integration of Imagistics in the Océ organisation and the relocation of manufacturing to Asia. Other subjects discussed included the way in which the bridging loan that was raised to finance the acquisition of Imagistics would be converted into a long-term financing arrangement.

A regularly recurring item on our Board's agenda is formed by the risks and risk management systems, as required under the Sarbanes-Oxley Act [SOx] and the Dutch corporate governance Code. The effectiveness of the risk management system has been discussed with the Board of Executive Directors. When dealing with these matters the Audit Committee provides the full Supervisory Board with advice. In 2006 a major role was played in particular by the implementation of SOx 404. The Audit Committee has been informed about the progress of the implementation in every meeting they held. In almost every meeting we received feedback on the deliberations that had taken place within the Audit Committee. At a plenary meeting the Supervisory Board held consultations with both the internal and the external auditors. In addition, a discussion of growth and acquisition possibilities took place at various meetings. In the meeting of January 2006 the number of shares to be acquired under the share plan were determined and the targets for 2006 were set for the Board of Executive Directors. The variable pay for 2005 was determined by the Supervisory Board by reference to the targets that had previously been set and on the basis of the Annual Financial Statements for 2005 that had been approved by the auditors.

The Board of Supervisory Directors held a meeting at which the Executive Directors were not present in order to discuss the functioning of the Supervisory Board and its members. In the opinion of the Supervisory Board we comply with the independence requirements set by the Dutch corporate governance Code. The functioning of the Board of Executive Directors and its individual members was likewise discussed, as was the top management structure of the Company, now and in the future. In 2006 Mr. Schaaf was appointed as the fourth member of the Board of Executive Directors. As Chief Technology and Operations Officer Mr. Schaaf is primarily responsible, within the Board of Executive Directors, both for the global R&D activities of Océ and for manufacturing and logistics. In connection with the appointment of Mr. Schaaf the allocation of responsibilities between the other members of the Board of Executive Directors was modified. On page 143 of this Annual Report you will find the current allocation of responsibilities between the various members of the Board of Executive Directors.

The Audit Committee met six times in 2006 in the presence of the internal and external auditors. Members of the management attended the meetings when invited to do so.
The Audit Committee's main tasks comprise an extensive evaluation of the financial reporting before this is dealt with at the plenary meeting of the Board of Supervisory Directors, supervision of the system of internal controls and an evaluation of the company's risk profile. To fulfil these tasks the committee discussed the annual results and the quarterly results. In addition, the committee devoted much attention to the implementation of SOx 404 within the company. The committee also discussed the internal management and control systems, the financial reporting, compliance with the recommendations made by the internal and external auditors, the results of investigations carried out by the internal audit department, the activities, remuneration and independence of the external auditors as well as proposals in the area of tax planning, ICT and the financing of the company.

The *Remuneration Committee* held one meeting in 2006. Subjects discussed by the committee included the fixed and variable remuneration of the members of the Board of Executive Directors in accordance with the remuneration policy for the Executive Board that was approved by the General Meeting of Shareholders in 2004. The total remuneration package and the share plan that forms part of it are discussed in detail in the section on corporate governance, in the explanatory notes to the consolidated statement of operations and in the remuneration report.

The *Selection and Nomination Committee* met once in 2006. The committee gave advice to the Board of Supervisory Directors on the selection, appointment and functioning of Supervisory Directors and Executive Directors.

Composition of the Board of Supervisory Directors At the General Meeting of Shareholders on April 20, 2006 Messrs. Pennings and Bouw retired as members of our Board. In the previous annual report we described the substantial contributions that both of them have made to Océ. We would like to express our gratitude to them once more.
At the same meeting Messrs. Van de Aast and Elverding were appointed as new members of the Board. In 2006 Messrs. Van de Aast and Elverding took part in an introductory programme to increase their knowledge of Océ.
Mr. Baan is due to retire by rotation in 2007. At the General Meeting of Shareholders to be held on April 19, 2007 a proposal will be made for the reappointment of Mr. Baan. The reasons for this are specifically based on Mr. Baan's major contribution to the Board's work and his affinity with the business activities of Océ.
Mr. Brentjens had made it known several years ago that he gradually wished to reduce the number of his board posts and therefore wanted to retire from the Board of Supervisory Directors at the Annual General Meeting of Shareholders in 2007. Since his appointment in 2001 Mr. Brentjens has made an important contribution, first as a member and later also as chairman of the Board of Supervisory Directors, to the effective functioning of our Board and of Océ. Our thanks go to Mr. Brentjens for his great dedication and commitment.

Mr. Elverding has indicated his willingness to take over the chairmanship of the Board with effect from April 20, 2007. We are very grateful to him for this.

In the section on 'results and strategic position' we pointed to the substantial improvements that Océ was able to realise in 2006.
We would like to thank the management and employees for their great efforts in 2006. In 2007, too, an appeal will again be made to all Océ employees to help the company achieve the challenging objectives set for the first year of the strategic plan 2007-2010.

Venlo, January 26, 2007

The Board of Supervisory Directors

J.L. Brentjens, *chairman*
F.J. de Wit, *vice-chairman*
G.J.A. van de Aast
M. Arentsen
A. Baan
P.A.F.W. Elverding

Report of the chairman of the Board of Executive Directors

Fixed course, constant change

Giving a clear-cut verdict on Océ's performances during 2006 is not easy, as the year under review revealed too many different facets. The recovery that became visible in the previous financial year has continued, albeit not at the desired speed. That does not alter the fact that Océ was successful in the wide format market and in parts of the small format market. The performances of Océ Imagistics in the office market were also fully in line with expectations, which is an excellent performance in view of the pressure that is faced by an organisation involved in an integration and restructuring process. Generally speaking, however, the results of the strategic business unit Digital Document Systems remained below expectations.
It is clear that the efficiency and cost control measures that had already been taken in the previous year are still needed today. In 2007, too, we will be taking further initiatives aimed at bringing income back to a level that is commensurate with reaching the strategic goals in the period 2007 - 2010.

Océ showed substantial further development during the year under review, with new products and services, new sales concepts, new partnerships and strategic acquisitions.
The integration of Imagistics progressed so favourably that it was already possible on December 1, 2006 – one year earlier than anticipated – for Océ North America to start operating as 'one printing company' with a strong position in the American printing market.

Favourable progress was likewise made with the relocation of a large part of the manufacturing activities from the Netherlands to Asia. An important step, and one that was well prepared and carefully supervised so as to ensure that the quality of the products remains at the high level that our customers expect from us.

This is the picture of an Océ that is responding energetically to the constant changes in commercial environments. Océ therefore differs fundamentally in numerous respects from the business it was several years ago. In broad outline our strategy has remained unchanged, but in Digital Document Systems major adjustments have been made in the way that strategy is implemented. That is the dynamism of a vital business: Océ is changing, but its course remains fixed.

The Océ strategy concentrates on three action areas:

- boosting the distributive strength;
- strengthening the product portfolio;
- optimising the business processes [operational excellence].

These areas are of course strongly interlinked but each of them separately offers a good focus for all actions that we are taking to realise our ambitions and the targets we have set for ourselves. In recent years we have taken these three action areas as the basis for starting up a great many actions. Some of those have already been successfully completed. Others will have the desired effect in the next few years. We will consistently continue to measure their progress in relation to an annual increase in the RoCE.

Broader distribution Apart from an organic boosting of the distributive strength by recruiting and training new sales talent we also want to strengthen our distribution via acquisitions or partnerships. The role played by the integrated Imagistics operation within the North American Océ organisation can serve as a model for this. In the United Kingdom, too, following the integration of the former Imagistics organisation, we are already working with success on building up a stronger position in the lower volume segments of the office market. We have decided that the Imagistics model, which has proved successful in the United States and the United Kingdom, will now also be implemented in the rest of Europe.

But we are also broadening our distribution in the wide format market, both organically and via acquisitions. In the Benelux, Finland and Switzerland we last year acquired companies that hold a strong market position at local level in the area of wide format. In this way we are expanding our commercial reach step by step.

Now that we have complete coverage of the office segment, also in the lower volume segments, a need has arisen for new, more differentiated service concepts. These are being developed and will be put into concrete form in the near future.

State-of-the-art product portfolio We are constantly busy strengthening our product portfolio further. At the moment the portfolio has a good and well-balanced composition. Not only with innovative printing systems developed in-house, but also with OEM equipment, provided that this can play a specific role in our total offerings to the customer. Influenced by the wishes of our customers, that development will continue further in the coming period. With our own black and white and colour printing systems we will remain at the top in the high and very high volume segment and in wide format.



In parts of the office segment and in the market for Display Graphics Systems we are now making greater use of OEM products.

In our offerings software plays an extremely important role as part of the total package of printing systems. We are therefore expanding these software offerings at high speed. As before, the basic principle is that new programs are designed using an open architecture, so that they can be used for different platforms. One of the strong features of Océ software is its ability to control under one single software layer Océ products, OEM products and products of other suppliers. This will be expanded even further.

In the markets in which we are active the phenomenon of the contracting out of non-core activities *[outsourcing]* has rapidly gained in importance. We recognised at an early stage that offering a good provision of services in this field brings considerable opportunities. In the space of a few years, therefore, Océ Business Services has grown to become an important player in document management services. We are vigorously continuing that development, certainly now that an increasingly larger proportion of the activities relates to complex, high-value document processes that play a crucial role in the customer's business.

Operational excellence is a key factor If maximum benefit is to be gained from broader distribution and an improved product portfolio, the organisation and all processes within it have to function optimally. With this aim in mind we initiated a great many activities during the year under review. For example, we started on the global harmonisation of our business processes on the basis of best practices. The initial results of this will begin to show through in 2008. To ensure that this harmonisation is given effective IT support, we will be implementing a SAP-based ERP system world-wide in the 2007-2010 period. At the same time the organisation will be brought into line with the new business processes and application software. The temporary non-availability of vital components – for whatever reason – can cause serious harm to production activities. In 2006 intensive actions were therefore initiated to make sure that the supply chain is robust in all areas, so that we can achieve a healthy balance between [expensive] inventories and delivery times.

Closely related to this is the increased sourcing of components, modules and complete machines in low-cost countries. Because of this we can still bring about considerable improvements both operationally and in terms of cost-price.
Another important activity in this context is the global centralisation of the sourcing of non-product-related items [for example, insurance, transport, ICT, immovable property]. The first activities in this area have already generated sizeable savings during the year under review.

Business model with partnerships Our history reflects the important role that partners of all types have played in the development of the business. Our future is expected to be determined even more strongly by the success of such partnerships.
That is most clearly shown by the greater use of the products of partners [OEM products] as part of the complete printing solutions that we offer to our customers. Especially in the low and mid-volume segments of the office market, in the printing industry market and the market for display graphics this allows us to expand our action radius considerably. But also in the area of R&D, in addition to our customary practice of partnerships and co-development, we opt for cooperation with co-suppliers and sub-contractors as the most effective way of developing new machines and applications. Thanks to fruitful partnerships we have become much stronger technologically and commercially. This effect can only increase further in the years ahead. Lastly, cooperation with high-quality distributors is very important for boosting our distributive strength in those areas where Océ does not have its own sales and service organisation.

Océ, employees, society Océ is a business that revolves around people. Where Océ as a whole is concerned – the changes, the disappointments and the performances – this relates to the day-to-day work of people whose task, but also whose ambition it is to contribute to the best possible product that the users will also experience as such. When a start was made a few years ago on a series of intensive change and restructuring processes, it was therefore self-evident that we would accompany those with programmes that were designed to safeguard the quality, deployability and motivation of our employees throughout the world. In the meantime we are booking good results with the leadership programmes, *competence management* and various *development* programmes. Océ is also a place where talent is given the chance to develop further and this has not gone unnoticed in the places where talent is trained and educated. Océ is and will continue to be a very good employer.

Another good tradition at Océ is that we have never turned our back on society. On the contrary, throughout the company's entire history the guiding principle has been caring for employees, via caring for the users of the equipment to caring for the effects on society of our products and the way we behave. That is why it is gratifying that customers, too, are becoming increasingly aware of this aspect of the company and are asking us pertinent questions about our sustainability policy. The fact that in a number of cases in which such questions were explicitly raised, we were awarded major assignments. It should certainly serve as evidence that Océ also scores well in the area of sustainable business practices.

The year 2006 was not one without contradictions too. For example, there were some disappointments in the results but, against this, we received a series of awards for the quality of our machines and for our after sales service and support.

I am therefore convinced that within the foreseeable future we will reap the benefits from the emphasis we consistently place on the quality of our product portfolio, combined with our fast-growing distributive strength and the intensive attention we are devoting to operational excellence.

During the major changes that we have implemented in recent years we always had excellent support from the Board of Supervisory Directors, which was chaired during the past five years by Mr. J.L. Brentjens. Upon his departure as Supervisory Board chairman I would like to thank Mr. Brentjens for his great commitment and his wise advice.

I would also like to take this opportunity to welcome his successor, Mr. P.A.F.W. Elverding.

My sincere thanks also go to all our employees for all the work they have done over the past year. Their dedication is helping Océ to build an ever stronger brand profile and reputation in the world of document management and printing.

A word of thanks also to the partners with whom we work together in various areas on the realisation of our products and services.

And I cannot close without saying thanks to our customers who confirmed yet again over the past year that they believe in our products, services and expertise.

R.L. van Iperen, *chairman*

Report of the
Board of Executive Directors

Financial review

Results

Operating income for 2006 amounted to € 102.2 million, a decrease of 9.1% compared to the year 2005 [€ 112.5 million]. The operating income for both 2006 and 2005 was influenced by exceptional items. In 2005 an amount of € 69.4 million was released from the provision for pensions, whilst this contributed € 16.5 million to income in 2006. There were also exceptional costs of € 18.0 million for restructuring and integration in 2006; in 2005 these items were at a level of € 33.1 million.

The net effect of the exceptional items in 2005 was a contribution of € 36.3 million to income, whilst in 2006 they reduced the results by € 1.5 million.

After adjustment for exceptional items, operating income was up by 36.0%.

In determining the operating income, the average rate of the dollar during the year is taken as a basis; this remained at virtually the same level as in 2005.

For the purposes of determining the balance sheet position the rate of the dollar stood at € 1.32 at the 2006 year end as against € 1.18 at the end of 2005.

The effect of exchange rate changes on operating income and the balance sheet was as follows in 2006 as compared to 2005:

Translation result	+ 0.5	x € million
Transaction result	+ 3.6	
Net influence of hedging [2005 versus 2006]	+ 3.1	
Aggregate effect of exchange rates on operating income	+ 7.2	

On the balance sheet the translation result was:

Total assets	- 134.2	x € million
Equity attributable to shareholders	- 42.5	



Total revenues

x € million



Gross margin

as % of total revenues



The Board of Executive Directors of Océ N.V. From left to right: J. van den Belt, J.F. Dix, R.L. van Iperen, *chairman* and A.H. Schaaf

Finance

Revenues Revenues in 2006 amounted to € 3,110.3 million, which was an increase of 16.2% [2005: € 2,677.3 million].
Sales of printing systems [non-recurring revenues] were 14.9% higher. Revenues from services, materials and media [recurring revenues] increased by 16.7%.
Almost all of the revenues increase was due to the contribution made by Océ Imagistics. Excluding acquisitions and exchange rate effects, revenues were practically the same as in 2005, showing an [indicative] increase of 0.3%.

Gross margin The relative gross margin amounted to 40.8% [2005: 41.5%] of total revenues.
The gross margin and operating expenses of Océ Imagistics are now reported in line with those of the Océ Group. Therefore, the gross margin and operating expenses have changed by equal amounts that compensate each other.
Revenues and operating income remain unchanged.

Operating expenses Operating expenses as a percentage of total revenues amounted to 37.5% [2005: 37.3%].
To enable a proper comparison between the operating expenses in 2005 and 2006, these expenses have to be adjusted to allow for a number of incidental items.
Expenses in 2005 were favourably influenced by a release from pension provisions that was substantially higher than the provision made for the costs of restructuring and integration.
In 2006 there was a – much smaller – release from pension provisions and also a lower provision for restructuring costs.

The organic increase in expenses, as caused by inflation and higher wage costs, was offset by greater operating efficiency.
In 2006 a total amount of € 25 million [after depreciation] was capitalised in the form of R&D costs, one of the reasons being that a bigger number of new products were launched than in 2005.



Indicative changes in quarterly recurring revenues compared to the same quarter of the previous year organically as %

01 | '02 | 03 | 04   01 | 02 | 03 | 04
Dutch GAAP   IFRS
2005 per quarter   2006 per quarter



Indicative changes in quarterly non-recurring revenues compared to the same quarter of the previous year organically as %

01 | 02 | 03 | 04   01 | 02 | 03 | 04
Dutch GAAP   IFRS
2005 per quarter   2006 per quarter

19

Operating income Operating income for 2006 was € 102.2 million [2005: € 112.5 million]. EBITDA amounted to € 306.1 million, an increase of 19.1% compared to 2005 [€ 257.0 million].

Financial expenses Financial expenses [net] amounted to € 46 million [2005: € 18.6 million]. The substantial increase in financial expenses stems from the acquisition of Imagistics. Because of this acquisition interest-bearing debt has grown strongly. At the end of 2006 net debt amounted to € 627.7 million.

Taxation Taxation made a contribution of € 0.4 million to the result. In 2005 an amount of € 12.3 million was charged to the result. The contribution made in 2006 is to a large extent due to the recognisation of tax-offsettable losses.

Net income Net income decreased from € 82.2 million to € 57.1 million. Net income per ordinary share attributable to holders of these shares amounted to € 0.63 [2005: € 0.93].

Development of revenues per Strategic Business Unit

Revenues in the Strategic Business Unit Digital Document Systems [DDS] grew by 21.2%. During the year 18.9% more revenues were achieved on sales of new printing systems [non-recurring].
This growth was due in full to the acquisition of Imagistics. Without the contribution of Imagistics, revenues would have decreased by around 4.5%.
Revenues from servicing and services [recurring] increased by 22.2% compared to 2005.
All of this growth was also achieved as a result of the acquisition of Imagistics. Without Imagistics, revenues from servicing were more or less stable compared to 2005, which means that a decline that had lasted 3 years was brought to a halt.
Exchange rates had only a slight influence on the revenues of DDS.

Total revenues in the Strategic Business Unit Wide Format Printing Systems [WFPS] were 5.0% higher than in 2005. Revenues from the sale of new printing systems [non-recurring] increased by 7.2%. This increase in revenues was achieved thanks to the successful sales of new colour printers and our renewed range of black and white machines. Revenues from service contracts, ink and media [recurring] grew by 4.0% and form a solid basis for profitability in the years ahead.
Revenues of WFPS rose by 0.6% due to exchange rate effects.

Table 1 Information by Strategic Business Unit x € million	Wide Format Printing Systems		Digital Document Systems		total	
	2006	2005	2006	2005	2006	2005
Revenues	875	834	2,235	1,843	3,110	2,677
Operating income [EBIT]	83	71	19	42	102	113
Assets	608	643	1,998	2,204	2,606	2,847

Table 2 Quarterly revenues x € million	2006			2005		
	recurring	non-recurring	total	recurring	non-recurring	total
First quarter	550	204	754	448	175	623
Second quarter	561	222	783	461	179	640
Third quarter	534	207	741	464	185	649
Fourth quarter	552	280	832	510	255	765
Total	2,197	913	3,110	1,883	794	2,677

Table 3 Indicative changes [organically] in quarterly revenues compared to the same quarter of the previous year; changes include the effects of the sale of the lease portfolio as %	IFRS 2006			Dutch GAAP 2005		
	recurring	non-recurring	total	recurring	non-recurring	total
First quarter	+ 0.4	- 6.8	- 1.6	- 5.0	+ 24.8	+1.8
Second quarter	+ 1.5	+ 5.0	+ 2.5	- 4.8	- 2.2	- 4.1
Third quarter	+ 0.5	- 5.5	- 1.3	- 1.8	+ 7.4	+ 0.6
Fourth quarter	+ 0.8	+ 2.5	+ 1.4	+ 0.7	+ 2.8	+ 1.4

Table 4 Revenues by geographical area	2006		2005	
	x € million	as %	x € million	as %
United States	1,330	43	931	35
Germany	310	10	323	12
The Netherlands	285	9	289	11
United Kingdom	209	7	182	7
France	188	6	195	7
Rest of Europe	558	18	541	20
Countries outside Europe and the United States	230	7	216	8
Total	3,110	100	2,677	100

Dividend proposal for 2006

Océ proposes to shareholders that the dividend for 2006 be maintained at € 0.58 [2005: € 0.58] per ordinary outstanding share of € 0.50 nominal. If this proposal is adopted, the final dividend per ordinary outstanding share for 2006 will amount to € 0.43 in cash. The interim dividend for 2006 amounted to € 0.15 per ordinary share. The pay-out to holders of ordinary shares is equivalent to 92% of net income [2005: 62%].

Prospects

We will be further implementing our strategy of boosting our distributive strength, continuously launching new and innovative products and optimising our business processes.
This strategy will enable us to create substantial value for our customers, employees and shareholders.
At the beginning of the current financial year the Board of Executive Directors is not making a prediction of the 2007 full year results.

Use of funds and finance

Gross capital expenditure In 2006 Océ's gross capital expenditure on property, plant and equipment amounted to € 83 million [2005: € 96 million]. Depreciation and divestments together amounted to € 102 million [2005: € 99 million].

Rental equipment and finance lease receivables The book value of rental equipment decreased by € 12 million to € 112 million.
The capitalised value of finance lease receivables [including short term receivables] decreased from € 343 million in 2005 to € 313 million in 2006 [of which € 9.4 million is classified as non-current assets held for sale]. This decrease was caused by the sale of part of the existing lease portfolio and by the placing of new leases with third parties. The combined value of rental equipment and finance lease receivables amounted to 16.3% of the balance sheet total [2005: 16.4%].
The balance sheet value of rental equipment is calculated on the basis of manufacturing cost plus the cost of ensuring that the machines operate effectively when installed with the customer, less straight line depreciation. Finance lease receivables are valued at the net present value of the contracted lease instalments plus the net present value of residual value.

Table 5 **Statement of cash flow*** x € million	2006	2005
Cash flow from operating activities	238	163
Cash flow from investment activities	- 119	-671
Free cash flow [before financing activities]	119	- 508
Financing activities	- 185	341
Exchange rate effects	8	-3
Change in cash and cash equivalents	- 58	- 170

*For details see pages 78 and 79.

Table 6 **Distribution of employees by geographical area** [in full-time equivalents]	2006		2005	
	number	as %	number	as %
United States	10,691	45	10,913	45
The Netherlands	3,792	16	3,947	16
Germany	2,813	12	2,912	12
United Kingdom	1,199	5	1,199	5
France	1,125	5	1,174	5
Rest of Europe	3,010	12	2,890	12
Countries outside Europe and United States	1,154	5	1,129	5
Total	23,784	100	24,164	100

Table 7 **Distribution of employees by type of function** [in full-time equivalents]	2006		2005	
	number	as %	number	as %
Business Services	6,898	29	6,806	28
Sales	5,302	22	5,356	22
Service	4,916	21	5,078	21
Accounting and other	2,506	11	2,666	11
Manufacturing & Logistics	2,396	10	2,453	10
Research & Development	1,766	7	1,805	8
Total	23,784	100	24,164	100

Interest-bearing debt At the 2006 year end the interest-bearing debt amounted to € 713 million, excluding derivatives [2005 year end: € 896 million]. Of the loans € 533 million [74.8%] has been taken out over the long term.

Equity Equity decreased from € 748 million in 2005 to € 721 million in 2006. Changes in equity resulted from the distribution of dividends charged to the General reserve [- € 51 million], exchange rate changes [- € 43 million], addition of net income [+ € 57 million] and other movements [+ € 10 million].
Equity as a percentage of the balance sheet total amounted to 27.7% [2005: 26.3%]. Despite the strong increase in assets resulting from the acquisition of Imagistics in 2005, this ratio is close to the minimum of 30% that Océ seeks to achieve. This ratio is expected to be above the 30% level in 2008.
Equity attributable to shareholders per ordinary share, calculated on the basis of the number of ordinary shares outstanding at the end of the financial year, amounted to € 7.48 [2005: € 7.81].

Cash flow The cash flow from operational activities amounted to € 238 million, an improvement of € 75 million compared to the previous financial year. This improvement is the net result of higher depreciation, provisions, trade accounts payable and a contribution from taxation on the one hand, and investments in rental equipment on the other.
The cash flow from investment activities amounted to € 119 million negative [2005: - € 671 million]. This development was caused by acquisitions, investments in intangible assets and property, plant and equipment and by the sale of the finance lease portfolio.
The free cash flow was € 119 million positive [2005: € 508 negative].
The cash flow from financing activities amounted to € 185 million negative [2005: € 341 million]. Interest-bearing debts [€ 713 million] were significantly reduced compared to the previous year.
The dividend distributed in cash to holders of ordinary shares amounted to € 48.8 million. The dividend for holders of preference shares was € 2.1 million.

Credit facilities At the end of the financial year an amount of € 368 million in the form of stand-by credit facilities that are contractually committed for a period of several years was available to the Océ Group.

Finance leases

An essential element in Océ's sales concept is that customers can obtain a complete printing solution, and arrange for its financing, via one single point of contact. Lease programmes therefore form an indispensable part of Océ's offerings to customers.

Océ is outsourcing its lease activities, largely to specialised lease companies. Via this outsourcing the specialised know-how of the lease partners is used to leverage the commercial potential of leasing to maximum effect. The outsourcing of the lease activities also allows Océ financially to focus investments on its core activities and improve the return on invested capital.

Even after outsourcing Océ continues to be the face that is presented to the customer. Outside of the United States, i.e. in Europe and the rest of the world, the *private label* model is therefore used, with the lease partners operating under the name 'Océ Finance'. The *one-stop shopping concept* is maintained and Océ's brand name is used to full effect.

In the United States Océ operates via its own captive lease company, Océ Financial Services, Inc. Under this concept new lease contracts are concluded in the name of the Océ captive financing company and are then bundled together and sold to an external partner. All 'risks and rewards' are transferred but Océ retains responsibility for invoicing and debt collection activities.

In 2006 finance lease receivables that had been on the Océ balance sheet were sold for a total amount of € 38 million [2005: € 66 million]. The book profit on the sale of these finance lease receivables amounted to € 2.5 million [2005: € 4.7 million].

The world of Océ

Digital Document Systems

Corporate Printing Systems	Primary customer groups	Products and services	Other suppliers
	Financial institutions	Office and departmental printers, black and white and colour.	Canon
	Telecom and utility companies	High and very high volume printers/copiers, black and white and colour.	Hewlett-Packard
	Government and education		IBM
	Trade, transport, industry and consultancy	Production printers, black and white and colour, cutsheet and continuous feed.	Kodak
		High speed scanners.	Konica Minolta
			Kyocera Mita
	Océ offers solutions for:	Workflow and output management software for complete printing solutions.	Ricoh
	l Data centres		Xerox
	l Central repro departments		
	l Large office environments	Financial services.	

Commercial Printing Systems	Primary customer groups	Products and services	Other suppliers
	Marketing Services	High and very high volume printers/copiers, black and white and colour.	Canon
	General and specialised commercial printers	Production printers, black and white and colour, cutsheet and continuous feed.	Hewlett-Packard
	Digital print providers		IBM
	Reprographic businesses [quick printers and copy shops]	Workflow software for the management of printing solutions.	Kodak
			Ricoh
	Statement printers	Financial services.	Xerox

Océ Business Services	Primary customer groups	Products and services	Other suppliers
	All customer segments of: Corporate Printing Systems and Technical Document Systems	Taking over and executing the [outsourcing] document management processes by Océ for both wide and small format applications.	IKON
			Pitney Bowes
			Williams Lea
			Xerox
			Local suppliers

Wide Format Printing Systems

Technical Document Systems	Primary customer groups	Products and services	Other suppliers
	Print-for-use: Construction companies Architectural and engineering offices Industrial companies Utility companies Telecom businesses Government *Print-for-pay:* Reprographic businesses Digital print providers	Wide format printers for production, workgroup and office environments, in both black and white and colour. Wide format scanners. Print management and distribution software. Financial services.	Fuji Xerox Hewlett-Packard KIP Ricoh Xerox

Display Graphics Systems	Primary customer groups	Products and services	Other suppliers
	Print-for-use: Corporate and retail in-house printing Advertising and design agencies *Print-for-pay:* Digital print providers Printing works Reprographic businesses Photo processing laboratories Silkscreen printers	Wide format production printers [roll-to-roll and flatbed] for indoor and outdoor applications. Print workflow and rasterisation software. Financial services.	Colorspan Durst EFI / Vutek Epson Hewlett-Packard/ Scitex Mimaki Mutoh Nur Roland

Imaging Supplies	Primary customer groups	Products and services	Other suppliers
	All customer segments of: Technical Document Systems Display Graphics Systems Corporate Printing Systems Commercial Printing Systems Océ Business Services	Wide format media. Display Graphics media. Print media for office and for commercial graphics applications [business graphics media]. Profiles for media, ink and printer combinations.	3M Buhrmann/Corporate Express Hewlett-Packard Intelicoat Paperlinx Sihl Xerox

Commercial developments

The Strategic Business Unit Digital Document Systems focuses on document output and printing solutions for user environments in which there is an intensive flow of documents.

Digital Document Systems comprises three business groups The *Corporate Printing Systems* business group offers integral solutions for document output management for the corporate data centre, central reprographic and office environments, where the emphasis is on providing support for the core processes *[print-for-use]*. The customers that this group serves include financial institutions, telecom companies, energy suppliers, government, educational institutions and trade and industry.
The *Commercial Printing Systems* business group's customer base includes marketing services, digital print providers, specialised and general commercial printers in which printing is the core business *[print-for-pay]*.

Océ Business Services uses products and services of Digital Document Systems and Wide Format Printing Systems and takes over from customers the activities that relate to document management, printing and copying and optimises the printing and document management processes.

Results of Digital Document Systems x € million	**2006**	2005	changes as %	indicative growth [organic] as %
Revenues	**2,235**	1,843	21.2	- 1.5
Non-recurring	**626**	526	18.9	- 4.5
Recurring	**1,609**	1,317	22.2	- 0.5
Operating income [EBIT]	**19**	42	- 53.2	-

New products of Digital Document Systems in 2006

Product	Business group	Application
Océ VarioStream 9210 GraphicArts[plus]	Corporate and Commercial Printing	Very high volume continuous feed printer based on the Océ VarioStream 9000 series.
Océ VarioStream 9230	Corporate and Commercial Printing	Continuous feed printer for duplex black and white printing, with one or two highlight colours.
Océ VarioPrint 6250	Corporate and Commercial Printing	The world's most productive duplex printer (250 ppm) based on Océ's unique Gemini technology. The Océ VarioPrint 6250 can print a volume of between 750,000 and 8 million pages per month on both sides (duplex).
Océ VarioPrint 2100, 2110 Titanium	Corporate and Commercial Printing	Successor to the Océ VarioPrint 21xx multifunctional printer/copier/scanner for the mid volume segment.
Océ VarioPrint 3070, 3090, 3110 Titanium	Corporate and Commercial Printing	Successor to the Océ VarioPrint 3000 series, a transaction printer for the mid volume segment.
Océ VarioPrint 1055 DP	Corporate Printing	Printer version of the Océ VarioPrint 10xx series, especially for transaction applications.
Océ VarioPrint 2075 DP	Corporate Printing	Printer version of the Océ VarioPrint 20xx series, especially for transaction applications.
Océ VarioPrint 1055 Book copier	Corporate Printing	Book copier version of the Océ VarioPrint 10xx series.

New products of Digital Document Systems in 2006

Product	Business group	Application
Océ CS range: CS171[P] [cm2520], CS175/191[P] CS230 [cm4520]	Corporate Printing	Low to mid volume multifunctional printers [printer/copier/scanner/fax] for colour use in the office.
Océ CS620	Corporate and Commercial Printing	Full colour printing/copying/scanning system for entry-level production in corporate printrooms and commercial print shops.
Océ CS650 Pro	Corporate and Commercial Printing	Full colour multifunctional system for production in central reprographic departments, print shops, commercial printers and marketing services.
Océ MP 1020/1025/1035	Corporate Printing	Low volume black and white all-in-one multifunctional printers for the office environment.
Océ MP 1045 [im4220] Océ MP 1050 [im5020]	Corporate Printing	Mid volume black and white all-in-one multifunctional printers for the office environment.
im6020 / im7520	Corporate Printing	Mid to high volume black and white high capacity multifunctional printers for the office environment.
fx1480	Corporate Printing	Compact multifunctional system [14 ppm] for fax transmissions, copying, colour scanning and network printing.
fx2080	Corporate Printing	Copying, printing, colour scanning and fax [20 ppm] in one network ready device.
im2330 im2830	Corporate Printing	Low to mid volume multifunctional black and white printers with high image quality for small offices or workgroups.
im5530 im6030	Corporate Printing	Multifunctional black and white printers offering print/copy/scan/fax and finishing for mid to high volume office environments.
im7230 im8530	Corporate Printing	Multifunctional black and white printers featuring print/copy/scan/fax functions plus finishing.
fx3000	Corporate Printing	Low volume multifunctional desktop printer with print/copy and colour scan options and advanced fax technology.
im3530 im4530	Corporate Printing	Modular and versatile mid volume multifunctional printers for office environments that are upgrading from entry level.

New products of Digital Document Systems in 2006

Product	Business group	Application
Océ Count Logic	Software & Professional Services	Software that collects information on copying, printing and scanning and provides a specification of usage by machine or by user. The application monitors machine usage and tracks costs and therefore gives a complete overview of both.
Océ PRISMAaccess and PRISMAprepress	Software & Professional Services	Software that set a new standard for the preparation of print jobs for in-house printrooms in corporate environments.
Océ PRISMAsatellite new releases	Software & Professional Services	Print output management software for office, printroom and data centre. New functions improve the prepress handling of scanned and electronic documents and make them simpler to process.
Océ PRISMAproduction Server and Host new releases	Software & Professional Services	Output management system, particularly for high to very high volume production centres. The latest release [3.10] is mainly aimed at supporting the document workflow with multiple highlight colours, for printing on the Océ VarioStream 9000 series.
Océ DPconvert	Software & Professional Services	New converter for DigiPath RDO [Remote Data Objects]. Users of this software generally have large RDO archives. Océ DPconvert reduces the costs of changing over to Océ equipment. Output can be processed using Océ DocWorks and Océ DocSetter.
Technical Document Lifecycle Services	Océ Business Services	Océ Business Services organises and improves the entire technical documentation process of its customers, from creation via conversion to production and distribution. This ensures up-to-date, high quality product documentation that meets all legislation requirements and the need for just-in-time delivery.
Océ MAX	Océ Business Services	A unique quality program for all outsourced document services. Enables customer-specific performance measurement via a continuously available on-line performance controller unit [Océ MAX].

Corporate Printing Systems business group

Strategy In Corporate Printing Systems Océ aims to reach a top position in all relevant customer segments.
To achieve this, Océ supplies a full-line range of products and services, including production printing systems, that cover the entire scale of black and white and colour, and also high quality output management software. As a supplement to its own products Océ sources products from OEM partners for the low and medium volume segment so that it can offer its customers a complete line of black and white and colour solutions. Océ also works together with partners in the area of pre-print and finishing equipment and advanced software applications.
Océ invests in operational organisation, sales, service and consultancy so as to meet the growing customer demand for complete – and, consequently, more complex – solutions. Océ is devoting specific attention to expanding its position in office environments.

Trends In corporate environments the digitisation of documents is continually making further advances. What were formerly separate document processes in document production and transaction printing are now being integrated. The final printing process takes place on the same printers.
Océ offers the required intelligent output management software, which controls all document environments and applications, irrespective of whether this involves transaction documents, office applications or processes in reprographic departments.
In the office environment decentralised printing is rapidly gaining ground, mainly because documents are increasingly being distributed [via e-mail] in digital form. These are then printed out on smaller [departmental] printers.
Corporate printrooms are more frequently offering more advanced services in colour and black and white, also as regards finishing and distribution. Paper continues to be important, but is becoming more and more of a temporary working medium. The use of colour is growing, as this makes the information that is being presented more accessible.
Distribution and archiving of documents is taking place more and more in digital form.

Market environment

Primary customer groups
Financial institutions
Telecom and utility companies
Government and education
Trade, transport, industry and consultancy

Océ offers solutions for:
| Data centres
| Central repro departments
| Large office environments

Products and services
Office and departmental printers, black and white and colour.
High and very high volume printers/copiers, black and white and colour.
Production printers, black and white and colour, cutsheet and continuous feed.
High speed scanners.
Workflow and output management software for complete printing solutions.
Financial services.

Other suppliers
Canon, Hewlett-Packard, IBM , Kodak, Konica Minolta, Kyocera Mita , Ricoh and Xerox

Commercial developments in 2006 In the corporate market it was mainly the [cutsheet] black and white high volume segment that came under pressure from more intense competition. The Océ VarioPrint 2100 and 2110 Titanium and the Océ VarioPrint 6250, which features duplex printing capabilities, give Océ a strong basic position in this market segment.
In the continuous feed segment Océ boosted its market share compared to 2005. In this segment Océ maintained its position as market leader, especially with the productive Océ VarioStream 7000 series. The Océ VarioStream 9000 series that has meanwhile been introduced is also expected to play a significant role, notably in applications that require one or two highlight colours, such as in the printing of invoices and policies that carry the sender's logo.

Imagistics: good performance In the low volume segment of the market Océ was successful in meeting market demand, in particular thanks to the use of OEM equipment. That was of course most clearly visible in the United States, where the Imagistics business that was acquired in 2005 booked good results as part of the Océ organisation. The integration of this business was implemented so successfully that it was possible for all the North American printing activities of Océ to be amalgamated by the end of the year under review, one year earlier than foreseen. This followed on from a reorganisation of the sales force and a reduction in the number of sales offices from 240 to 130.
The anticipated synergy savings are being achieved. One immediate effect of the integration was the creation of new sales leads, leading to some major orders for machines and services by customers which would previously have considered neither Imagistics nor Océ as suppliers.
In the United States Océ Imagistics has a 'best-of-breed' approach when selecting OEM equipment. That involves a careful selection of specific machines for every volume segment in its own test centre, followed by direct negotiations with and direct orders from the suppliers. Servicing of the installed base is handled by Océ's own service organisation.

Colour is gaining ground The shift towards colour is very clear. In the most productive segment of the corporate market the Océ CPS800/900 series is being sold.
In the lower volume segments Océ was able, both in the United States and in Europe, to meet the growing demand for colour thanks to the sale of OEM products.

Good software is crucial The fact that Océ also supplies good specialised software in combination with the equipment is an important argument in the corporate market for the purchase of Océ products and systems. Large central reprographic departments like to use the programs and packages which Océ has bundled under the name PRISMA and which focus on workflow and printing management. These packages, developed on the basis of an open architecture manage not only Océ printers but also third party equipment. For printrooms, which are rapidly becoming more professional, this means more than just a simplification of the processes. Océ PRISMA also promotes flexibility and prevents the accelerated loss of value of equipment that has been installed.
In 2006 Océ launched a new version of Océ PRISMAsatellite for Office. This software allocates print jobs intelligently between the available printers, which brings substantial time and cost savings, especially in large office environments.

Commercial Printing Systems business group

Strategy Océ aims to strengthen its global position in continuous feed solutions for the most productive segment of digital printing and to become one of the prominent suppliers in the high volume cutsheet segment. Océ holds a leading position world-wide with its high and very high volume printers in companies that produce mail [marketing services]. Océ aims to strengthen and expand this position further.

In the graphic arts industry, an important growth market for digital printing, Océ wants to achieve a prominent position by providing integrated digital printing solutions for both general and specialised commercial printers.

Océ aims to expand its position as a major supplier to printshops and copyshops and digital print providers. Of great importance in this market is the bundling of hardware and software that Océ offers.

Océ continues to expand its sales staff and sales support departments so that these possess the know-how and expertise of the specific requirements and business processes of this sector.

Trends The growth in the commercial digital printing segment is the result of both the outsourcing of printing from the corporate environment to commercial printers and the shift from offset to digital. This shift has been made possible because of the decreasing costs and increasing quality and productivity of digital printing and the availability of software solutions tailored to the needs of the commercial segment.

The shift from offset to digital printing is being stimulated by the growing demand for short print-runs and personalised documents. The greatest potential is in the book printing market. A number of big printing companies are today already offering on-demand printing services of books from a database consisting of thousands of titles. The percentage of pages printed in colour is still relatively low due to the relatively high variable costs.

Market environment

Primary customer groups
Marketing Services
General and specialised commercial printers
Digital print providers
Reprographic businesses [quick printers and copyshops]
Statement printers

Products and services
High and very high volume printers/copiers, black and white and colour.
Production printers, black and white and colour, cutsheet and continuous feed.
Workflow software for management of printing solutions.
Financial services.

Other suppliers
Canon, Hewlett-Packard, IBM, Kodak, Ricoh and Xerox

Commercial developments in 2006 Revenues in commercial printing increased slightly in 2006, both in non-recurring and in recurring. In continuous feed Océ strengthened its market leadership in 2006.

Growth of colour A noteworthy development is the growing demand for colour in this market, where Océ has launched the full colour Océ CPS800/900 series and the latest versions of the Océ VarioStream 9000 series, which can print not only black and white but also two highlight colours. Océ also sells OEM equipment.

Breakthrough in printing industry sector In the black and white segment a breakthrough occurred in digital book printing. The reason for this was the substantial quality improvement that was demonstrated by digital printing, one example being the Océ VarioStream 9000. For several leading printing companies this was the reason for placing extensive orders. With the new equipment they are producing small on-demand print runs of high quality books for publishers. In this way they avoid having to hold inventories and pay storage costs, whilst also eliminating wastage. This means that a considerable part of the current offset market has come within reach of digital printing. Specifically for this market segment Océ introduced the Océ VarioStream 9210 GraphicArts[plus] in 2006.

The new Océ VarioPrint 6250 is also expected to play an important role in the graphic arts industry. This machine's speed and print quality make it eminently suitable for the production of manuals, books and technical documentation, even in a personalised form. The interest of the commercial market for this unique machine is therefore high.

Océ Business Services business group

Strategy Océ concentrates on boosting profitable revenues in business services, for example by shifting the emphasis from mailroom and printroom services towards the more complex management of physical and electronic document flows in businesses and by offering additional document-related services.

To achieve this Océ is investing in the development and expansion of these complex services. The sale, implementation and management of these services require extra investments in sales and marketing. The focus will continue to be on the services in which printing plays an important role.

Trends The outsourcing market is big and is growing strongly because an increasingly wider range of activities are being outsourced. To a growing extent these also include complex specialist services that are close to the customer's core activities.

Especially in the United States, where outsourcing had its origins at the level of the mailroom and central printing activities, the character of the market is changing with the arrival of more and more new suppliers. These offer not only the traditional mailroom and printing activities but also a wide range of other services.

Since the existing suppliers are also improving and broadening their services offering, competition for the more simple services is growing fast. Better margins can be realised with higher value, more complex services.

In Europe, where outsourcing was adopted later, businesses are more readily inclined to outsource the more complex activities that are linked to the management of complete information flows right from the beginning of the service contract.

Market environment

Primary customer groups
All customer segments of:
Corporate Printing Systems and Technical Document Systems

Products and services
Taking over and executing the document management processes by Océ for both wide and small format applications.

Other suppliers
IKON, Pitney Bowes, Williams Lea, Xerox and local suppliers

Commercial developments in 2006 After 2005, when profitability was given priority over growth, Océ Business Services [OBS] again showed healthy growth in 2006, whilst profitability was good. OBS grew both in Europe and in the United States.

This growth occurred initially in these outsourcing areas in which Océ is traditionally strong, such as fleet management, printroom and mailroom activities. There was also growth in the more complex services of finance and administration, technical documentation, record management and e-discovery services, for example, to support providers of legal services. With these services, known as document process outsourcing, Océ supports directly the core activities of its customers and is therefore active at a higher level within the organisation. The intention is that Océ Business Services will grow specifically in these high value services. One of the exponents of this development is the acquisition, at the end of 2006, of the American business CaseData.

In 2006 Océ Business Services developed a system that offers a direct link between the customer and the front and back offices of Océ Business Services for most services, also the more complicated ones. This gives the customer a continual and up to date overview of the status of the services that Océ Business Services is providing at the customer, making this service as transparent as possible. Since this approach replaces detailed reporting afterwards, Océ Business Services can respond quickly to special circumstances, thus enabling continuous performance management.

Wide Format Printing Systems

Commercial developments

The Strategic Business Unit Wide Format Printing Systems consists of three business groups.
The *Technical Document Systems* business group offers technical applications for such customers as construction companies, architectural and engineering offices, industrial, utility and telecom businesses and the government *[print-for-use]*, and commercial applications specifically for reprographic businesses and digital print providers *[print-for-pay]*.

The *Display Graphics Systems* business group supplies the graphics industry and the advertising sector with applications that are used for indoor and outdoor advertising and other forms of graphic communication. These applications are produced either in-house *[print-for-use]* or by digital print providers and reprographic businesses *[print-for-pay]*.
The *Imaging Supplies* business group concentrates on the supply of print media and profiles for media, ink and printer combinations for all customer groups.

Results of Wide Format Printing Systems x € million	**2006**	2005	changes as %	indicative growth [organic] as %
Revenues	**875**	834	5.0	4.3
I Non-recurring	**287**	268	7.2	6.5
I Recurring	**588**	566	4.0	3.3
Operating income [EBIT]	**83**	71	16.2	-

New products of Wide Format Printing Systems in 2006

Product	Business group	Application
Océ TDS700	Technical Document Systems	Highly flexible wide format reproduction system that can be fully tailored to the needs of users in a central printroom or in a workgroup/office environment. Features include: optional number of roll drawers, two scanners, various collection trays, including document folder, and a complete software package for processing the document flow.
Océ TCS300	Technical Document Systems	Fastest colour printer for the CAD and GIS market; perfect solution for medium sized and small businesses and for engineering departments in bigger companies.
Océ CS2024/2044	Technical Document Systems	High quality wide format colour printers for CAD, GIS and graphics applications. Suitable for small firms [architectural offices, engineering and construction businesses], municipalities and consultancy firms.
Océ CS41xx	Technical Document Systems	Stand-alone scanners, successor to the Océ CS4000 scanner series. Suitable for digitisation of analogue archives, high quality colour copying systems; can be used to copy to several printers [Océ and non-Océ] in one process.
Océ Print Exec Department	Technical Document Systems	Print management solution for departments in small to medium-sized businesses with ability to control wide and small format printers, in colour and black and white, and to support printing from [CAD] applications and the printing of [sets of] drawings.
Océ CS7070/7075/7100	Display Graphics Systems	Hybrid inkjet printers with inks that set when exposed to UV light, offering high speeds and suitable for both roll-to-roll printing and for printing on non-flexible materials for advertising hoardings, exhibition materials and outdoor advertising on buildings.
Océ CS9065/9090	Display Graphics Systems	Inkjet colour printer that brings the production of high quality indoor and weather-resistant outdoor advertising on flexible materials within the reach of print-for-pay and print-for-use customers.
ONYX V7 Océ Edition	Display Graphics Systems and Technical Document Systems	Modular workflow software for high production printing environments. ONYX ProductionHouse V7 Océ Edition and ONYX PosterShop V7 Océ Edition support all Display Graphics Systems printers as well as the colour printers in Technical Document Systems.

Technical Document Systems business group

Strategy Océ is concentrating on product innovation and on making its distribution stronger.

Océ aims to build its leading position in Europe and the United States further, to continue its expansion in Japan and to invest in building up a strong position in various emerging markets, such as China.

In the programmes for the development of new products the main emphasis is on improving the productivity, reliability and ease of use.

Trends The TDS market is expected to remain stable in the next few years. However, because of the rapid developments in electronic communication and archiving, a further shift will take place in printing, moving from central to decentralised, close to the user. In corporate environments this means a shift of the print volume to smaller machines. In various geographical markets construction activities are still on the increase. For Océ this is important in view of the strong market position it has with architectural and engineering offices and with construction companies. For the specialised reprographic businesses, too, this means an increase in the volume of black and white documents. These companies are therefore investing in the replacement and expansion of their equipment and in production management software.

The volume printed on analogue machines is still decreasing. None the less a need for analogue systems provisionally continues to exist in smaller organisations. The shift to colour is taking place slowly but surely, both in printing, scanning and copying. Many businesses therefore combine colour and black and white systems. Particularly in the United States reprographic businesses that were previously only active in the TDS market are now also entering parts of the display graphics market. Because of its strong position in the TDS market and its sound knowledge of the display graphics market Océ is the appropriate partner to provide support to reprographic businesses in this area.

Market environment

Primary customer groups

Print-for-use:

Construction companies

Architectural and engineering offices

Industrial companies

Utility companies

Telecom businesses

Government

Print-for-pay:

Reprographic businesses

Digital print providers

Products and services

Wide format printers for production, workgroup and office environments, in both black and white and colour.

Wide format scanners.

Print management and distribution software.

Financial services.

Other suppliers

Fuji Xerox, Hewlett-Packard, KIP, Ricoh and Xerox

Commercial developments in 2006 Océ is market leader in black and white and is the only supplier that can also offer colour in addition to black and white. In Europe Océ holds a strong position amongst both 'print-for-use' and 'print-for-pay' users. In the United States Océ mainly holds that position in the 'print-for-pay' sector; in the 'print-for-use' sector Océ still has considerable growth possibilities. Furthermore, Asia is one of the most important growth regions for Océ.

The TDS business group experienced a very good year. Both non-recurring and recurring revenues increased significantly. On the whole Océ grew faster than the market, both in black and white and in colour. The growth in black and white took place mainly in the United States. The growth in the colour segment, largely achieved in Europe, was substantial. In this segment Océ offers not only its own products such as the Océ TCS500 but also third-party products.

Software played an important role. Particularly the programs for print management and workflow, such as Océ Repro Desk, Océ Print Exec Workgroup and Océ Print Exec Department are major building blocks for the complete solutions that Océ supplies.

In addition a lot of interest exists for software for adjacent areas, for example for the archiving of technical drawings.

Display Graphics Systems business group

Strategy Océ aims to grow within several years to a top-three position amongst the suppliers in the market for Display Graphics Systems [DGS]. Océ is concentrating here on the medium and high volume segment of the market.

Océ offers its customers a balanced range of hardware and software developed by Océ itself as well as OEM products. Océ sources these products from a limited number of partners. In almost all cases the products are supplied to the users in combination with ink and media for specialised applications.

Software is an important element in Océ's product offerings in this market. In this market segment Océ now concentrates mainly on software for colour. Via Onyx Graphics Océ is the principal supplier of software for Raster Image Processors [RIPs]. This software is crucial for the quality of the prints and the workflow and for cost efficiency.

Trends Although consolidation is gradually taking place in the higher volume segment of the market, the DGS market is still highly fragmented. An important factor in the development of this market is the success of outdoor advertising, which has proved to be an especially cost-effective form of advertising. Another factor that has an influence is that the average print-runs in wide format are decreasing because advertisements and advertising campaigns follow each other in rapid succession. As a result it is more often advantageous to use digital printers instead of analogue techniques. Since the response time is also much shorter, many traditional printers are now also using digital printing.

Commercial developments in 2006 Océ has meanwhile built up a good basic position in DGS. That is mainly due to the fact that all over the world Océ can supply the full spectrum of machines, media, inks and colour profiles, service, application know-how and consultancy. This, in combination with Océ's know-how and expertise, is what makes the company the right partner to help this market, which is still largely working with analogue techniques, with the change-over to digital printing.

Market environment

Primary customer groups

Print-for-use:
Corporate and retail in-house printing
Advertising and design agencies
Print-for-pay:
Digital print providers
Printing works
Reprographic businesses
Photo processing laboratories
Silkscreen printers

Products and services
Wide format production printers [roll-to-roll and flatbed] for indoor and outdoor applications.
Print workflow and rasterisation software.
Financial services.

Other suppliers
Colorspan, Durst, EFI/Vutek, Epson, Hewlett-Packard/Scitex, Mimaki, Mutoh, Nur and Roland

In 2006 the product portfolio still consisted mainly of OEM machines. In September a completely new printer developed by Océ itself, was presented. This Océ Arizona 250 GT, a productive printer with UV ink, can be broadly used in the display graphics market. By awarding it the prestigious DPI Vision Award the reviewers made it clear that they have a high regard for the possibilities of this machine: '...*the new digital imaging product development most likely to have a profound and positive effect on the industry*'. Océ will be selling this machine via its own sales organisation and via distributors.

In applications that are used for display graphics, software is what determines the quality of the prints and the workflow and ensures cost-efficiency, which is why it is of vital importance. An important element in the range of DGS is the Raster Image Processor software for wide format colour printers, which is marketed by Onyx Graphics. This software, of which the new release 7.0 came on the market during the year under review, is by far the most used application in the entire display graphics market.

Imaging Supplies business group

Strategy Océ focuses with Imaging Supplies [IS] on profitably expanding its position as a supplier of high value media for wide format printers in both the TDS and the DGS segment.

In addition the business group seeks to provide maximum support to the activities of Digital Document Systems by offering a complete and competitive range of small format media for colour and black and white applications. Thanks to the broad range of IS Océ enhances the value of its total solutions for the customer.

Trends Because of continuing digitisation and the increasing use of colour prints the market for Imaging Supplies is showing considerable growth. Both for office applications and for professional use there is an increasingly bigger need for speciality paper types, coated paper and film media.

The market is competitive and highly fragmented. Under the pressure of the high costs of optimising efficient logistics processes some consolidation is meanwhile taking place.

To ensure that printing equipment can operate without disruptions and produce the highest level of quality, also during lengthy runs, the quality of the materials that are used must be accurately attuned to the equipment. Technological know-how and expertise in the area of materials and raw materials are therefore of vital importance to a good performance in this environment.

Commercial developments in 2006 The Imaging Supplies range was expanded during the year by adding a number of new products for the display graphics market, specifically for printers that use solvent inks. New products were also added for the Océ CPS colour printers, including paper with special surface effects and new qualities of Machine Coated [MC] paper.

The IS business group mainly grew in 2006 in display graphics materials and in the speciality products for the Océ CPS colour printers. Sales of wide format materials remained at the same high level as in 2005.

Sharp increases in the price of paper on the world market had a negative impact on profitability in 2006. Various successive price increases could not be passed on in full to buyers, with the result that margins came under pressure. In 2006 Océ made a successful start on the direct purchasing of speciality materials in the Far East [including photo paper, vinyl and banner materials].

Market environment

Primary customer groups
All customer segments of:
Technical Document Systems
Display Graphics Systems
Corporate Printing Systems
Commercial Printing Systems
Océ Business Services

Products and services
Wide format media.
Display graphics media.
Print media for office and for commercial graphics applications [business graphics media].
Profiles for media, ink and printer combinations.

Other suppliers
3M, Buhrmann/Corporate Express, Hewlett-Packard, Intelicoat, Paperlinx, Sihl and Xerox

Software & Professional Services


Digital Document Systems
Wide Format Printing Systems
Corporate Printing Systems
Commercial Printing Systems
Océ Business Services
Technical Document Systems
Display Graphics Systems
Imaging Supplies
Software & Professional Services

The activities performed by Software & Professional Services provide support to the business groups mentioned above. The products and services comprise integrated document management systems [input and output management software, document workflow software and document archiving software] and professional services [training, consultancy, implementation and support].

The role of Software & Professional Services Océ is well positioned to supply both hardware and software as an integrated solution, using its Océ PRISMA product suite, complemented by partner products, and its system consultants, engineers and project managers. Their speciality is the design, integration and implementation of complex solutions, which incorporate both Océ products and third-party equipment. In this activity the characteristic features of Océ products also play a central role: reliability, productivity, durability, ease of use and a low total cost of ownership.
Océ supplies software almost exclusively as part of complete hardware/software solutions. Since the printing solutions often operate within complex ICT systems, Océ is increasingly involved in extensive integration projects. As from the end of 2006, therefore, a training programme has been implemented, specifically focused on major system integrations.

Strategy Océ aims to strengthen its position in the market for output management systems by extending the breadth and depth of the product range and by offering combinations of hardware, software and services that are focused on specific user environments.

With its Océ PRISMA and Océ ReproDesk output management software and with Onyx workflow and rasterisation software in display graphics the company is one of the most important parties in this market.
To supplement this, Océ is now working on the development of programs that will enable its proprietary software to be integrated with systems of other suppliers. The emphasis here is on job preparation, the transmission of print jobs to printers and production locations and the management of the entire printing process.
By working together with partners Océ will gradually expand its output management systems so that they offer complete document management solutions.

Trends The rapid advance of digitisation is leading to an abundance of digital information, whilst the flow of information presented on paper is still increasing. The processing of these information flows, both on the input and on the output side, is extremely complex, whilst users in fact need simple and user-friendly applications that provide direct support in their daily work.
Customers are increasingly asking for complete solutions provided and integrated by one single supplier.

Developments in 2006 In 2006 much energy was devoted to the modification of the print output and workflow software for the new Océ products such as the Océ VarioStream 9000 and the Océ VarioPrint 6250. Converters were also developed to enable customers to use Océ equipment on platforms of other suppliers, without the need to add additional servers.
In Wide Format Printing Systems Onyx version 7.0 and a server-based print output management system [Print Exec Department] were introduced for technical corporate environments.

Technology

Research & Development [R&D]

Constant innovation is of vital importance for Océ This is why Océ has built up a modern and highly advanced R&D organisation that generates a broad and strong technology portfolio on the basis of which a continuous flow of successful products is brought to market. Océ consistently chooses to apply a long term vision when building up its product portfolio and when investing in R&D. That choice has yielded breakthrough technologies that offer clear benefits to users. The development of technologies like this requires a lengthy lead-time, often as long as 5-10 years. In return for this, however, the technology will in most cases also have a very long useful lifetime, frequently covering a very long period. A precondition for success, of course, is that such distinctive and long-lived technologies continue to become available on the basis of the right vision of future markets and the deployment of sufficient resources.

Although Océ is increasingly also using OEM equipment, the products that are developed by the company itself still form an essential component of the Océ business model. This enables the business to exploit and further expand its traditional strengths in wide format and high-production small format. Much use is made here of the experiences that the customers report back via the company's consultants, sales staff and service technicians. In-house product development – whether it relates to complete solutions, software systems or machines – therefore represents a clear and distinguishing feature of Océ's market offerings. Although applications and some of the technological solutions are tailored to meet specific user wishes and situations, the R&D organisation as a whole is not focused on specific markets. Both wide format and small format benefit equally from the developments and basic technologies that are provided by the R&D organisation.

R&D costs amounted to € 221 million in 2006 [2005: € 232 million]. Within R&D there are about 1,800 employees. Océ has locations with its own R&D facilities in seven countries. In Venlo [Netherlands] work is done on the development of cutsheet and wide format printers and scanners, strategic consumables [toners and photoconductors] and software. In Poing [Germany] the R&D activities concentrate on the development of high volume printers and software. R&D in Vancouver [Canada] is specialised in wide format colour printers for display graphics and the R&D facilities in Fiskeville [United States] focus on speciality printing materials [Arkwright]. R&D centres for the development of software are located in Créteil [France], Gembloux [Belgium], Konstanz [Germany], Timisoara [Romania] and in Salt Lake City and Phoenix in the United States.

Strong technology portfolio Océ's technology portfolio encompasses a great many of the company's own inventions and developments. At the heart of these are a number of successful, advanced basic technologies, which are continuously being developed even further and applied in new products. Meanwhile, in what is an often lengthy process, new and pioneering basic technologies are developed to serve as the drivers of the company's future growth.

One tried and tested, yet still modern 'state-of-the-art' technology is the CopyPress printing technique. In this the toner image is pressed directly onto the paper: a reliable technique that produces a clear, crisp image. CopyPress is used in combination with the organic photoconductor [OPC] for black and white prints but also for colour printing, using the Direct Imaging [DI] technology. Both the organic photoconductor and the DI technology were developed in Océ's own R&D laboratories. The DI technology, which uses seven basic colours to produce a perfect full colour picture, forms the heart of the Océ CPS800 and Océ CPS900 cutsheet colour printers.

In the development of colour printers for wide format Océ works together with external partners in the area of thermal and UV piezo inkjet technology. For the near future, however, Océ is also developing its own technology, featuring qualities that specifically meet the needs of the high production wide format market. This technology increases the printing speed by using ink in a solid form which is liquefied by heating at the moment of printing and which immediately solidifies upon contact with the paper, so that the print dries instantly and can then be processed further. Océ expects to be able to present the first model equipped with this printing technique in 2007.

With its continuous feed products, printers and software for the very high volume segment in which the paper is fed in from rolls, Océ holds a leading technological position. Various of these systems can also be flexibly used for printing highlight colours to be determined by the customer [CustomTone Special] or for printing magnetically readable data.

A major step forward was the development of the Océ VarioStream 9000, a series of high volume machines that were introduced during 2004. In these machines the print quality has been considerably improved thanks to a new, unique technology based on the organic photoconductor. Also of importance, in view of the growing demand for colour, is the fact that the user can print extra colours on the same machine by adding extra modules. In this way Océ offers its customers the best possible solution for upgrading to high speed full colour printing.

Exchange of know-how Océ works closely together with universities and other knowledge institutes so that information about new discoveries and the results of fundamental research are continuously available to it. The relationship works both ways: Océ also provides the scientific world with an insight into the practical technological application of research findings.

In 2006 Océ started up the Inkjet Application Centre at the HighTech Campus in Eindhoven. There, new applications and business are developed together with partners on the basis of inkjet technology. In addition, Océ R&D outsources research projects to public and private knowledge institutes such as the Fraunhofer-Gesellschaft in Germany, TNO in the Netherlands and various universities world-wide.

Software Over the past years Océ has brought together an extensive collection of software applications within a coherent software architecture focused on the needs of specific users. In developing the separate programs, but more and more also in compiling coherent packages for specific practical applications, priority has always been given to the user's wishes. This is why the highly advanced and often complex software always features an easy to operate user interface that has a consistent and clear structure. This helps to shorten the learning curve for users and minimises the risk of mistakes. The great attention that Océ devotes to this aspect is reflected in a high level of user satisfaction.

When developing software Océ makes much allowance for the economic aspects of its use. For corporate (print-for-use) applications a radical reduction in the costs of printing and copying is of the utmost importance. The software is therefore focused on achieving a simple, transparent workflow that increases the uptime and reduces costs. For commercial users (print-for-pay) what mainly counts is attaining maximum profit by providing high quality and excellent service. For this group of customers Océ offers software that allows them to optimise their workflow.

Océ's software is of course fully attuned to working with Océ equipment, but can also work together excellently with hardware of other suppliers that the customer has had installed.

In 2006 a substantial amount of attention was focused on the development of new releases of workflow software for wide format, both for corporate and for commercial applications, and on new software for small format, specially geared for use in reprographic centres. A noteworthy trend amongst users is growing popularity of certain page description languages, such as PDF. Océ software can process a multitude of these description languages and the company ensures that all software remains up-to-date in this respect. This is one of the elements that makes Océ software attractive to users.

Manufacturing, logistics and purchasing

The greater part of the equipment that Océ uses to provide printing solutions for its customers originates from the company's own manufacturing and development activities. This chiefly relates to wide format and high production small format printers. The modules and machines are assembled in Océ's own factories in Venlo (Netherlands), Poing (Germany), Prague and Pardubice (Czech Republic) and Vancouver (Canada) and by contract manufacturers in Asia.

Océ has built up a strong reputation for robust, reliable and highly productive machines. The decision to relocate most of the assembly work for the machines manufactured in Venlo to Asia was therefore taken subject to the condition that the quality of the products remains of the same high standard. The relocation is therefore taking place step by step. The close cooperation that is needed between all parties involved in development, engineering and manufacturing is safeguarded by the company's own establishment in Singapore, the Océ Asian Technology Center.

The production of strategic materials, such as toners, photoconductors, silicone materials and process drums, will continue to be located in Venlo.

Developments in 2006

Manufacturing During the initial phases of the transfer of assembly work to Asia the activities in the manufacturing facilities in Venlo increased because of a growth in volume. Final assembly of most machines still takes place in Venlo, though there has been a strong increase in the share of components and modules that are manufactured in Asia. Especially the high demand for the new wide format machines gave rise to an increase in the assembly volume compared to 2005.

Océ is steadily expanding the assembly of machines, components and modules in Asia. At the 2006 year end almost half of the production value of the Océ machines manufactured in Venlo originated from Asia. More than half of the components in the new Océ VarioPrint 6250, which is assembled in Venlo, are also sourced from Asia. Newly developed machines will largely be assembled in Asia as from 2007. The Océ Asian Technology Center in Singapore will therefore be further strengthened in the next few years.

Logistics The logistics processes for machines, service components and materials have been taking place since the previous financial year as part of an integral supply chain management system. In the United States, following the acquisition of Imagistics, all service components are now stored in one central location. Logistics activities in that country will shortly be housed within an organisation that is separated from the sales and service activities. In Europe allmost all inventories of service components are integrated within one single system which is managed from Venlo and Poing.

A good logistics process is a key success factor for achieving the flexibility that the market demands. As a result of the cooperation with contract manufacturers in Asia the logistics process has become more complex. Océ has therefore launched an operational excellence programme, aimed at improving the entire process and at the same time reducing its costs.

Purchasing Product-related purchasing is organised around a series of what are known as 'commodity groups', which comprise the most commonly used materials and components. Océ is increasingly sourcing these 'commodities' from subcontractors and contract manufacturers.

The purchasing of non-production items, which has a value of some € 600 million, was centralised in 2006 within a separate organisation that reports directly to the Chief Technology and Operations Officer. Here too, a system of commodity groups is used [for example, property, insurance, ICT and transport], which means that purchasing is done centrally [and therefore more cheaply] all over the world, also on behalf of the operating companies.

Océ as an employer

International human resources policy Océ has developed a global HR policy whose aim is to provide optimum support to the business and the operations and to deliver a continuous improvement in performance. That offers the possibility of applying a personnel policy in all establishments which is based on common principles and which uses the same instruments. Those responsible for human resources regularly consult each other to exchange relevant know-how and experience.

The various programmes that are used to get the best out of the company's employees focus on four themes: leadership, competency management, core values and executive development.

In the area of leadership development the programmes that were launched in 2004 have met with widespread appreciation. Their scope of application has been extended down from top executive level to include middle management. The programme is regarded as highly motivating and enjoys wide support. As a logical extension of the leadership programme, personal development plans are also being implemented.

Programmes in the area of executive development and succession planning are also taking place. The top management of Océ is very much involved in these. This helps Océ to develop its management potential for the future.

After a lengthy period of acclimatisation the programmes focused on competency management are now bringing favourable results. One of the ways in which their effect has shown through is in the form of challenging targets that are set for each job. These targets play an important role in the appraisal of employee performance.

In the area of training Océ uses not only live training sessions and courses, but also makes extensive use of e-learning. This system [Océ Learnlink] is extremely successful because employees can decide for themselves when and where they want to take part in the training. The effectiveness and speed of knowledge transfer has increased considerably as a result of e-learning. Océ Learnlink offers employees training in the areas of product, sales and service, general management skills and competency management.

The fact that the intensive attention devoted to the HR policy is bearing fruit is demonstrated by Océ's rapid climb in the ranking of companies in the Netherlands with the highest rate of employee satisfaction. In the Dutch *Incompany* 2006 survey Océ came fifth. In various group companies in the Netherlands and other countries employee feedback surveys are held at regular intervals.

Océ core values The management of Océ world-wide has drawn up seven core values. They are: put the customer first and be result driven [focus]; seek for quality at all times, be entrepreneurial and be innovative [attitude]; behave ethically and show respect for human values [style]. These core values, taken together, are a guideline for all employees and form, as it were, the DNA of the company. To ensure that these core values and the other main themes of the international HR policy are kept up to date and alive the 'Focus on Professionals' programme has been under way for several years now. Via this communication programme actions are communicated that are related to these main themes.

The core values are also used in establishing competencies and in the feedback for leaders in the Océ corporate leadership programme. The core values are also a permanent feature in appraisal and development talks.

Océ, with its strong portfolio of technologies and products, is a technology business. Basically, Océ concentrates mainly on the effect of the application of technology: the management of document and print flows to support the customer's business processes.

The attitude of Océ employees towards their products and services is fully focused on this. One of the characteristic aspects of the company's culture that is also noted by customers is the great care that Océ devotes to the development of products and to the monitoring of those products by Océ employees on the customer's premises.

Internal cohesion That attitude finds its internal reflection in the form of great loyalty and commitment to the company. Océ is also a company with great cohesion, in which the various business units strongly intermesh and are closely linked with each other. Major changes in business units, such as restructuring operations and the relocation of manufacturing, therefore also have effects on the whole company.

It is a challenge to keep the cultural aspects of Océ in balance with the requirements of changing circumstances, in which cost and cost-price control are essential and development cycles are becoming increasingly shorter. Océ seeks to achieve that balance by carefully weighing the interests of employees against the need for continuity and expansion of the company.

Specifically with a view to the continuity of the company Océ aims to be an attractive employer so that it can recruit sufficient talent from the labour market. To achieve this it offers good employment conditions, a challenging working environment and ample opportunities for training and education, which works to the benefit of both the employee and Océ. This approach also seems to be influencing the way in which the outside world perceives the company. At the end of 2006, in a survey conducted by the Dutch magazine Intermediair, highly educated young people in the Netherlands ranked Océ in their favourite top-10 of industrial businesses.

Océ as a sustainable business

Of the various factors that combine to determine the sustainability of a company, the majority have been constantly present, albeit sometimes implicitly, throughout the history of Océ. This applies to environmental and social factors and to everything relating to health, both that of Océ employees and that of the users of its products.

By making these factors explicit it is possible to make a comparison with other businesses and with the requirements that are set internationally in this area. With that aim in mind, Océ reports each year in the Océ Sustainability Report on its ambitions, objectives and policy and on the concrete progress it has achieved in the area of sustainable business practices. This report covers the entire Océ Group. The report is drawn up in accordance with the guidelines of the GRI [Global Reporting Initiative].

Key issues In terms of sustainability Océ also makes explicit allowance for the interests of all stakeholder groups: customers, employees, investors, suppliers, partners and the community at large. Océ actively focuses on subjects that are of interest to each of these groups now or in the near future. Important subjects include the environmental impact of the products and the materials used with them, such as paper and toner, emissions and energy consumption. But this also involves the question of whether Océ can continue to attract talented people, since the continuity of the business is likewise an aspect of sustainability.

In 2006, on the basis of a survey amongst customers and suppliers, a start was made on formulating a number of key issues that will serve as the cornerstones for the further development of Océ's sustainability policy. The ultimate aim is to ensure that sustainability aspects are recognisably integrated in the company's strategy. In this way Océ is adopting a pro-active stance as a sustainable company as part of the healthy conduct of business in a highly competitive international environment. That stance runs in parallel to the growing interest that the market is showing for sustainability aspects. Over the past year this attention for sustainability was one of the reasons why a number of capital providers decided to invest in Océ. For various customers it was one of the reasons why they made Océ their preferred supplier.

UN Global Compact Océ subscribes to the principles of the UN Global Compact and requires the same of its suppliers and business partners within the framework of supply chain responsibility. The contract manufacturers that Océ uses are bound by their own international code of ethics for the electronics industry. Océ regards these principles as a minimum level and seeks to ensure that the company and its business partners operate at a higher level in terms of sustainability, where such is reasonably possible.

Sustainable products Océ develops products and services that are efficient and provide added value to the customer.

A precondition for this is a strong relationship with customers, which Océ – with the support of its professional service organisation – has therefore built up. As a result, customer-specific solutions are offered and the products can be fully integrated in the customers' document flow. Océ sells products that have a long useful lifetime, that are safe and reliable. During their entire lifetime the products are constantly supported by means of product updates, components and supplies, so that their value to the user remains optimal. A further distinguishing feature is that they are easy to use and operate, also by users with a handicap.

Environment The most important objective of Océ's environmental policy is to minimise the effects of its activities on the environment in all its facets and throughout the entire value chain. Océ's products are designed to be used in several life cycles and the commercial and logistics processes are aimed at bringing as many machines as possible back into *asset recovery*, where the components can be recycled, or into the remanufacturing plant, where they are made fully or partly suitable for re-use.

During the year under review Océ booked considerable advances specifically in the area of Eco-design by achieving a strong reduction in the energy requirement for various machines. With the aid of a new technique [variable dots] it is also possible under certain circumstances to reduce the amount of toner used by high production printers. The possibility of printing on both sides without a loss of speed is a stimulus for limiting the use of paper, especially in office applications.

Waste flows are, where possible, re-used; this means that ultimately very little material is left over that has to be disposed of as waste.

Safety and health Océ has a strong occupational health policy that results in a low level of sickness absence world-wide. Absence as a result of industrial accidents is also low. In most Océ businesses the working climate and employee motivation are explicitly measured.

Traditionally Océ devotes very much attention to the health aspects of the use of its printing systems. This relates in particular to health aspects that are linked to working conditions.

Management aspects

Corporate Governance

Structure, policy and compliance Océ N.V. is an international holding company within the meaning of Article 153, para. 3b, Book 2 of the Dutch Civil Code. This implies that shareholder rights are not restricted by the rules that are applicable in the Netherlands to companies subject to what is known as the 'structure regime'. Océ's corporate governance structure is based on the legislation, jurisdiction and codes of best practices that are relevant in the countries in which the company performs its activities.

The European regulations are mostly of a principle-based nature, whereas the regulations in the United States are mainly rule-based.

In the Netherlands the Dutch corporate governance Code has been applicable since December 2003. This is known as the Tabaksblat Code [referred to below as 'the Dutch Code'] and it consists of 21 principles and 113 best practice provisions. This Code was given legal status with effect from January 1, 2005. As from the 2003 financial year Océ has included in its annual report a paragraph on corporate governance matters explaining the way in which it applies the Dutch Code.

With regard to the United States it is mainly the Sarbanes-Oxley Act that is important for Océ.

The Board of Executive Directors and the Supervisory Board of Océ subscribe to the basic principle that was applied when drawing up the Dutch Code: a company is a long term collaboration between the various parties involved. These parties, the stakeholders, are the groups and individuals that directly or indirectly influence [or are influenced by] the achievement of the company's objectives and they include employees, shareholders and other providers of capital, suppliers and customers, but also the government and civil society. The Board of Executive Directors and the Supervisory Board have overall accountability for achieving the right balance between these interests so as to safeguard the company's continuity.

In December 2004 the Dutch government set up a monitoring committee to promote the topicality and practical application of the Dutch corporate governance Code and to monitor how it was being implemented and complied with. In December 2005, the committee issued its first report on compliance. One of the main conclusions in the monitoring committee's most recent report [December 2006] is that compliance by companies with the Dutch Code is high, with an average of 96% of the Code's provisions being met.

Compliance with and enforcement of the Dutch Code
Each year Océ explains the main outlines of its corporate governance structure in the annual report; if there are any substantial changes in this structure, they will – depending on the subject – be submitted to the General Meeting of Shareholders for approval or discussion.

More detailed information about Océ's corporate governance and the related rules and regulations can be found on the Océ website [www.investor.oce.com] under the heading Corporate Governance.

Transparent accountability and an active dialogue with all stakeholders and with society contribute to realising the objectives of the Dutch Code. Océ complies with the Dutch Code and only a limited number of its provisions are not applied. According to the Dutch Code departures from it are permitted; under certain circumstances such departures may in fact be justified. The ability to apply all provisions of the Dutch Code depends on the concrete situation. Not all companies are the same; they operate in different markets, the distribution of share ownership may differ. In part, the Dutch Code already anticipates future legislation. The political and social discussion about the adaptation of Dutch legislation to bring it into line with the 13th Directive of the EU confirms not only that corporate governance is a highly topical subject, but also that views on it are evolving. In the meantime the parliamentary bill to bring Dutch legislation into line with the 13th Directive on public takeover bids has undergone substantial changes compared to previous proposals.

Océ complies in full with all material elements of the Dutch Code, with the exception of the following aspects. As regards compliance with best practice provisions II.1.1 [appointment period of executive directors], II.2.7 [severance pay for executive directors], IV.1.1 [limiting the right to make binding nominations] and IV.1.2 and IV.2.1 to IV.2.8 [issue of depositary receipts for financing preference shares] explanations are given under the relevant headings on pages 55, 57, 59 and 60 below.

Board of Executive Directors

The Board of Executive Directors currently consists of four members who are appointed by the General Meeting of Shareholders. In the case of each appointment the holders of the priority shares have the right to draw up a binding nomination, which can be overruled by a resolution of the General Meeting of Shareholders that has been adopted by a majority of at least two thirds of the votes cast, provided that such votes represent at least one half of the issued share capital. The restrictions on the possibility to overrule the binding nomination is in conformity with the arrangement of article 133 and 142 Book 2 of the Dutch Civil Code, but is a departure from best practice provision IV.I.I.

If no binding nomination has been drawn up, the General Meeting is free in its choice.

The Supervisory Board appoints the chairman of the Board of Executive Directors and decides on the allocation of the tasks of the Executive Board members in consultation with the Board of Executive Directors. Regardless of the allocation of tasks the Board of Executive Directors acts as a body with collective responsibility. The functioning of the members of the Board of Executive Directors is regularly evaluated by the Supervisory Board.

Appointment period for executive directors Because of the contractual arrangements that were concluded with the executive directors prior to the introduction of the Dutch Code, Océ does not comply with best practice provision II.1.1. Océ will respect this contractual situation. On October 11, 2006 Mr. A.H. Schaaf was appointed as an Executive Director by the shareholders' meeting. It was agreed with Mr. Schaaf that he would be appointed for an indefinite period on account of Mr. Schaaf's long term responsibility as Chief Technology and Operations Officer. For a more detailed motivation see the agenda of the meeting on October 11, 2006 and the explanatory comments that were given during that meeting.

Remuneration of the Board of Executive Directors The Supervisory Board fixes the remuneration of the members of the Board of Executive Directors on the basis of the advice of the Remuneration Committee. Océ's remuneration policy is aimed at attracting and retaining the best executives needed to manage a publicly listed company that operates on an international scale in the area of technological activities.

This policy, including the Share Plan, was discussed and approved at the Annual General Meeting of Shareholders held on March 2, 2004 and at an Extraordinary General Meeting held on September 8, 2004.

As remuneration experts Hay Associates are involved in the market comparison of the package of employment conditions that is currently in effect for executive directors of Dutch publicly listed companies. On the basis of the median level, as determined by Hay by reference to the number of Hay points calculated for the members of the Board of Executive Directors, their salaries are fixed each year by the Board of Supervisory Directors.

The remuneration package is made up of the following components: base salary, variable pay [i.e. short and long term bonus] and pension scheme. For Dutch members of the Board of Executive Directors the Dutch labour market is taken as a basis and for non-Dutch members the market conditions of the relevant country. In the case of Messrs. Dix and Schaaf, both of whom reside outside the Netherlands, the Dutch labour market is taken as a basis. The company considers variable pay to be a substantial part of the total package. The performance criteria to which short term and long term bonus are linked are focused on value creation and on increasing shareholder value over the short and longer term respectively.

The remuneration package of the members of the Board of Executive Directors is structured as follows:

| Base salary

The level is at the median of a reference group of Dutch publicly listed companies that are comparable to Océ.

| Variable pay

Short term bonus With effect from 2005 the bonus scheme has been linked solely to objectively measurable financial performance criteria. The maximum level of the bonus that can be earned has been fixed at 50% of base salary. The extent to which the set targets have been achieved is partly determined on the basis of the annual financial statements as verified by the external auditor.

Long term bonus With effect from 2005 the existing annual Stock Option Plan was replaced by a Share Plan that is linked to performance criteria. These are focused in full on creating shareholder value, i.e. share price gains plus dividend.

The maximum level of this bonus amounts to 60% of base salary. Each year a three year cycle will start, whilst performances will be measured at the end of each period by comparison with the following peer group of European technology companies: Agfa, Akzo Nobel, ASMI, ASML, DSM, Heidelberger Druck, Infineon, Philips and Stork. The position that Océ occupies in the peer group will determine the number of shares awarded in accordance with the table below:

Position compared to peer group	Granted equivalent to
number 1 or 2	60% of base salary
number 3 or 4	40% of base salary
number 5 or 6	20% of base salary
number 7 or 8	10% of base salary
number 9 or 10	0% of base salary

The shares vested at the end of a three year cycle are required to be retained for a further period of at least two years, which means that the total period until the time when the shares become freely at the disposal of the Executive Directors complies with the five year criterion set in best practice provision II.2.3.

For an overview of the individual remuneration of the members of the Board of Executive Directors see page 127 of the annual report. An updated overview of the Océ securities held by members of the Board of Executive Directors can be found on www.afm.nl.

Pension scheme The pension scheme for the Dutch members of the Board of Executive Directors consists of a combination of a defined benefits and a defined contribution system. Up to a maximum salary of € 121,969 a provisionally index-linked average earnings scheme is applicable. For members of the Board of Executive Directors newly appointed as from January 1, 2006 a defined contribution scheme is applicable for the salary in excess of that amount. In respect of this scheme the company does not run any [investment] risk. The members of the Board of Executive Directors in office on January 1, 2006 also have a defined benefit scheme for the salary between € 121,969 and € 243,938 and a defined contribution scheme for the salary in excess of that amount.

An overview of the accrued pension entitlements of the Board of Executive Directors and the related financing costs is shown on page 127.

For members of the Board of Executive Directors the contractual retirement age is 65. Two of the three members of the Board of Executive Directors who were in office on January 1, 2006 and who were older than 56 on that date still have a contractual retirement age of 62. The chairman of the Board of Executive Directors has an indicative retirement age of 60.

Severance pay As regards payments in the event of involuntary dismissal of members of the Board of Executive Directors who were already in Océ service when the Dutch Code was introduced, the policy that Océ has applied to date is to pay an amount of compensation that is reasonable on the grounds of the contractual situation, social developments and jurisprudence. For such time as no mandatory change is made in the statutory regulation of the employment conditions for executive directors Océ intends to continue applying this policy in the future as well. In the event of premature notice of termination being given by Océ the severance payment to Mr. Van den Belt and to Mr. Schaaf, who was appointed on October 11, 2006, will amount to at most the equivalent of 24 months' base salary. This implies a partial departure from best practice provision II.2.7. For the motivation of this departure in respect of Mr. Schaaf see also the agenda of the Extraordinary Meeting of Shareholders held on October 11, 2006 and the explanatory comments that were given during that meeting.

Messrs. Van Iperen and Dix were appointed as members of the Board of Executive Directors via internal promotion. No prior agreements were made with them in respect to severance pay.

Supervisory Board

The Board of Supervisory Directors currently comprises six members who are appointed in the same way as the members of the Board of Executive Directors. The Supervisory Board supervises the policy of the Board of Executive Directors and the course of business in the company and the activities relating thereto. The Supervisory Board is supplied in good time by the Board of Executive Directors with all the information that it requires for the performance of its task.
The Supervisory Directors appoint one of their members as chairman.

Profile of the Supervisory Board In consultation with the Board of Executive Directors, the Supervisory Board has drawn up the following profile for its own composition:
The Board consists of at least three and at most eight members. The members should operate independently of and critically with regard to each other, based on a good relationship of mutual trust. They should be experienced in the management of an international, publicly listed company and the members should have sufficient time available to fulfil the function of Supervisory Director. In order to ensure continuity a spread in ages is aimed at.

Endeavours are made to ensure a broad representation of know-how and experience in one or more of the disciplines or areas that are relevant to Océ. In particular, these are: R&D, the production of advanced machines and materials, international marketing of high value products and services, the environment, finance, government policy, human resources and social policy.
This outline profile is periodically evaluated and adapted where necessary. In doing so, the factors that are taken into account include developments in the nature and the size of the company and its business activities, the degree of internationalisation, and the extent of the specific risks over the medium and long term.

Supervisory Board committees The following committees operate at Océ:

Selection and Nomination Committee This selects and nominates candidates for appointment as a member of the Board of Executive Directors or as a member of the Supervisory Board. At periodic intervals this committee also assesses the functioning of individual supervisory directors and executive directors. This committee consists of Mr. J.L. Brentjens, chairman, Mr. P.A.F.W. Elverding and Mr. F.J. de Wit and, as an advisory member, the chairman of the Board of Executive Directors supported by the Senior Vice-President Corporate Personnel & Organisation.

Remuneration Committee This committee advises the Supervisory Board on matters relating to the remuneration of the members of the Board of Executive Directors, draws up the remuneration report as referred to in best practice provision II.2.9 of the Dutch Code and monitors and evaluates the remuneration policy of the Océ Group. It consists of Mr. F.J. de Wit, chairman, Mr. J.L. Brentjens and Mr. P.A.F.W. Elverding. It is supported and assisted in its work by the chairman of the Board of Executive Directors and by the Senior Vice-President Corporate Personnel & Organisation.
Decisions on the level of remuneration, including the Océ Share Plan and the granting of shares, fall within the competencies of the entire Board of Supervisory Directors.

Audit Committee This committee has a supervisory task as regards monitoring the integrity of the company's financial reporting and as regards risk management. The committee was formally established in October 2002 and has its own charter which complies with the requirements set by both the Dutch Code and the Sarbanes-Oxley Act in the USA. The members of this committee are Mr. M. Arentsen, chairman and financial specialist, Mr. J.L. Brentjens and Mr. G.J.A. van de Aast.

The role and powers of these committees are further defined in regulations for these committees which have been posted on the Océ website.

Remuneration of the Supervisory Board In 2006 the General Meeting of Shareholders fixed the remuneration of the Supervisory Board at € 50,000 [2006: € 46,355] for its chairman and € 37,000 [2006: € 30,903] for its members with effect from the 2007 financial year. For work performed in the Supervisory Board Committees the following additional payments are applicable with effect from the 2007 financial year:
| Audit Committee, chairman € 7,000 and members € 5,000;
| Other committees, chairman € 5,000 and members € 3,000.
Up to and including the 2006 financial year no remuneration was granted in respect of work done in the committees.
The remuneration for any financial year is automatically increased if the Dutch CBS Price Index figure for household consumption in September of the preceding year is at least 10% higher than the index figure that was last used as a criterion. This increase corresponds to the percentage increase in the most recently published index figure.
For the 2006 financial year the total remuneration of the present and former members of the Supervisory Board amounted to € 226,973 [2005: € 221,145]. As at the end of the financial year the members of the Supervisory Board held 2,969 ordinary Océ shares [2005: 2,969] and held no rights arising from options on Océ shares listed on the Euronext Options Exchange.

General Meeting of Shareholders

A General Meeting of Shareholders is held each year. Other meetings of shareholders may be held at the request of the Board of Executive Directors, the chairman of the Supervisory Board or two Supervisory Directors. Shareholders who represent at least 10% of the company's issued capital may also convene a meeting. The agenda for the meeting is drawn up by the party that convenes the meeting. Shareholders who individually or jointly represent 1% or a value of € 50 million of the issued capital may submit proposals up to thirty days prior to the meeting. All shares carry a voting right pro rata to their nominal value.

Resolutions are adopted by an absolute majority of votes, except in those cases where a qualified majority is prescribed by law or in the company's Articles of Association.

Capital and shares The company's authorised capital consists of ordinary shares, priority shares and financing and protective preference shares. For details of the composition of the authorised capital and an explanation of the various classes of shares in issue, see pages 116 and 117 of this annual report.

In best practice provision IV 1.1 of the Dutch Code it is proposed that the right of the priority shareholder to draw up a binding nomination for the appointment of executive directors and supervisory directors should be limited. The right to draw up a binding nomination forms an important element in the corporate governance of Océ as this has existed for almost 48 years since the transition from a closed family business to an open, publicly listed company. During this period Océ has grown to become the technology company it is today. When considering whether application of a best practice provision is in the interest of the company, the consequences that this might have for the specific business climate of Océ should also be taken into account.

Océ can only operate optimally in a market in which a level playing field exists between the players concerned. The players that are of relevance to Océ come from countries with various jurisdictions, such as the European Union, the United States and the Far East. Companies from these countries generally have effective means of protecting themselves against takeovers. As was shown by the discussions on the 13th Directive, there is a lack of a level playing field in the area of anti-takeover measures in various member states of the European Union.

In order to continue operating in this market, Océ wants to maintain an effective protective structure, so that the interests of all stakeholders – which in this context certainly include those of shareholders – can be scrupulously kept in balance.

In December 2005 a draft bill was submitted to the Dutch parliament to bring legislation into line with the 13th Directive on public takeover bids. In this draft bill a number of essential modifications were made so that a fair level playing field can also be maintained for internationally operating companies as compared to companies that are established in other countries. This fair level playing field is of importance for having effective checks and balances in place within the governance of the company and for being able to develop and implement a strong strategy.

In the meantime the draft bill is being debated in the Dutch Upper House and it is possible that further changes will be made in it. After the definitive adoption of this new act Océ will again evaluate the structure of the protective measures it needs for the future, also in the light of current ideas about corporate governance and the latest case law in relation to the effectiveness of certain anti-takeover measures. The findings of this evaluation will also be determining possible changes in Océ's governance.

Unlisted depositary receipts for financing preference shares form part of Océ's capital. Upon the introduction of these shares careful attention was paid to the matter of the dilution of voting rights as compared to those attaching to ordinary shares. In connection with this it was decided at the time to opt for the issue of depositary receipts [certification] and to structure the composition of the board of the Trust Office in such a way that one director is appointed by the meeting of the holders of depositary receipts, one by the Board of Executive Directors of the company, and three by the General Meeting of Shareholders.

The issue of financing preference shares is limited to a maximum of 20% of the issued share capital, which means that certification does not operate as a protective measure, but that it does comply with principle IV.2 of the Dutch Code which states that the certification of shares is a permitted means of preventing a [chance] minority of shareholders from bringing too much influence to bear on the decision making due to absenteeism at the General Meeting of Shareholders.

This construction was introduced at the time with the approval of the shareholders' meeting. Consultation has been held with the holders of depositary receipts for these financing preference shares and also with the Trust Office on the application of best practice provisions IV.1.2 [voting right on the basis of fair capital contribution] and IV.2.1 to IV.2.8 [composition of the Trust Office and the granting of voting proxies to holders of depositary receipts]. In 2006 new agreements were made with the holders of depositary receipts. As a consequence, the financing preference shares are qualified as shareholders' equity under IFRS. Holders of depositary receipts have acquired the right to convert the depositary receipts for financing preference shares into ordinary shares. Here too, the corporate governance aspects were [again] discussed.

Holders of depositary receipts can request a voting proxy from the Trust Office. The voting right attaching to this proxy is based on the conversion price and therefore corresponds to the capital contribution of the ordinary shareholder as meant in best practice provision IV.1.2. At the General Meeting of Shareholders on April 20, 2006 the relevant alterations in the provisions in the Articles of Association relating to the financing preference shares were approved.

Record date Since December 1999 legislation in the Netherlands has permitted the use of a record date, which has considerably reduced the period during which shareholders do not have their shares at their disposal because they have to be placed in deposit. The Board of Executive Directors has been granted authorisation under the Articles of Association to determine a record date on the basis of which shareholders are entitled to attend the General Meeting of Shareholders. The Board of Executive Directors set a record date for the shareholders' meetings held in 2005 and 2006 and intends to continue this practice in future.

Dividend policy In the dividend policy that was approved by the General Meeting in 2004 it was stated that efforts will continue to be made to distribute one third of income as dividend to holders of ordinary shares. In recent years more than one third of the net income was distributed. At the General Meeting held on April 20, 2006 the above dividend policy was changed as follows.

Following the outsourcing of the lease portfolio and the acquisition of Imagistics the dividend policy no longer needs to be focused on efforts to distribute one third of the annual income. Whilst maintaining consistency in the dividend distribution to shareholders, endeavours will be made to distribute to shareholders a stable, but preferably gradually increasing dividend in line with the development of income and subject to the conditions that there is sufficient latitude for making a payment from the income and/or the free cash flow and that healthy balance sheet ratios are maintained.

Issuing policy Each year the General Meeting of Shareholders has given its authorisation for the issue of shares and for the limiting or preclusion of the related statutory pre-emptive right.

On April 20, 2006 the General Meeting of Shareholders designated the Board of Executive Directors for a period of eighteen months as the body authorised as from the date of that meeting to resolve on the further issue and the granting of rights to subscribe to ordinary shares and financing preference shares up to a maximum of 10% of the entire share capital outstanding as at April 20, 2006, which percentage will be increased to 20% in the event of mergers or acquisitions, subject to the restriction that, following such issue, the total number of financing preference shares does not exceed 20% of the entire issued capital after such issue.

Investor Relations [IR] policy and communication with shareholders Océ pursues an active IR policy aimed at providing shareholders and other financial stakeholders with regular and extensive information about developments within the company. The CEO and the CFO have primary responsibility for relations with shareholders, other providers of capital, their intermediaries and financial journalists. For more detailed information about Océ's IR policy see page 147 of the annual report.

Transactions involving a conflict of interests During the financial year no transactions as referred to in best practice provisions II.3.4, III.6.3 and III.6.4 took place involving a conflict of interests relating to directors, supervisory directors or natural and/or legal persons holding at least 10% of the shares in the company.

In the 2005 annual report mention was made of a departure from best practice provision IV.3.1 relating to presentations via a website and webcasting. As from the beginning of the 2005 financial year all quarterly presentations and teleconferences about the financial results have been announced in advance and are made simultaneously accessible to all shareholders via webcasting. By way of experiment the Extraordinary Meeting of Shareholders held on October 11, 2006 was also made accessible to shareholders and other interested parties via webcasting. The announcement and the webcasting can be found on the Océ website. The provision of information to shareholders in this way complies with best practice provision IV.3.1.

Risks and risk management

Strategic risks

Business model and strategy The Océ business model is built on two cornerstones: a strong R&D activity and a direct sales and service organisation.
In R&D there are almost 1,800, mostly highly qualified employees. The sales and service organisation employs over 10,000 people world-wide. The latter means that, together with Océ Business Services [outsourcing], some 17,000 employees [70% of the total number of employees world-wide] are in daily contact with customers.
Because of the permanent and effective coordination of the two activities it is possible to respond optimally to developments and customer requirements over the short and long term. One of the consequences of Océ's business model, however, is that the fixed costs, and personnel costs in particular, account for a very large proportion of the total costs. It is therefore important that the growth of the income contribution from the sale of goods and services must each year be bigger than the increase in the [fixed] costs. This means that the emphasis of Océ's actions is on growth. Océ seeks to achieve an average organic revenues growth of 5% per year. Océ has not achieved this percentage over the past 5 years.
For this reason it is not only growth but also operational efficiency in general, and cost control in particular, that are of vital importance.
To be successful a tight focus is essential. Océ's strategy is therefore aimed at acquiring and maintaining leading positions in selected market segments. For around 40% of its revenues Océ holds such a position world-wide. In Océ Business Services [about 13% of the Océ Group's revenues] this position is being sought, and has in many cases been achieved, on a regional basis.

Growth and leadership in market segments If Océ maintains its existing market positions, the average growth in revenues is expected to be lower than 5% per year. To safeguard the required rate of organic growth, the success of a competitive portfolio of products and services as well as of strong distribution is crucial.

Competitive product portfolio In the market in which Océ operates a high quality, full-line product portfolio is offered. At Océ the greater part of this consists of products and services that the company has developed itself. To supplement these Océ is increasingly adding OEM products to the portfolio. This relates to 'best-of-breed' products, which Océ does not develop and manufacture but which clearly add value to Océ's range. OEM products are important in the Corporate and Commercial Printing Systems business groups in the low and medium volume, and in colour. The concept applied by Océ Imagistics, which offers a full-line range with a 'smart mix' of OEM and Océ products, has proved very successful in the United States and will also be rolled out in Europe.
In Display Graphics Systems, too, OEM products are important for a well balanced product portfolio.

Apart from a high quality offering of products the total cost of ownership for the customers must be attractive. Work is therefore constantly done to improve existing products and components so that a reduction of service requirements and costs can be realised. Keeping the cost-price of machines to a minimum also has the company's full attention. To achieve this, almost 50% of the Venlo production value had been transferred to Asia at the end of 2006. This policy will be continued in 2007 and 2008. By the end of 2008 it is estimated that 80% of the Venlo production value will originate from Asia.

The ongoing improvement of the product offerings is not limited solely to machines. Open software developed in-house under the Océ PRISMA name ensures an efficient processing of document flows and has a positive influence on customer productivity.

With the acquisition of CaseData in the United States 'e-discovery' has been added to the range that is offered by Océ Business Services. For customers such as law firms and big companies this activity makes an important contribution to improved efficiency in legal proceedings [litigation support].

Distributive strength Océ's distribution was again strengthened in 2006. The acquisition of Imagistics at the end of 2005 gave a major impetus to the activities of the Corporate Printing Systems business group in the United States and the United Kingdom.

But in Europe, too, the sales organisation in Digital Document Systems and Wide Format Printing Systems will be further expanded and strengthened.

Alongside direct distribution greater use will be made of distributors that hold leading positions in markets and countries where Océ does not have such positions.

For example, Wide Format Printing Systems is aiming to achieve a substantial increase in revenues in Asia via this channel. In Digital Printing Systems distributors will also play an important role in helping to realise the strategic objectives.

At the beginning of 2007 Océ is well positioned as regards both the range of products and services and its distributive strength. Targeted actions will be taken to strengthen these further in 2007. This is necessary to increase the MIF population [Machines in Field] and with that improving the cost-effectiveness in manufacturing and services. The success of these actions is decisive for the future financial success of Océ.

Growth through acquisition Océ also wants to grow by acquiring companies. At the end of 2005, for example, Imagistics was acquired. Océ has a good track record in terms of acquisitions. Océ will also continue to make acquisitions in the future.

In the event of acquisitions substantial amounts are often paid for goodwill and intangible assets. At least once every financial year Océ carries out impairment tests to ascertain whether the book value of the acquired assets at least reflects their market value. If this is not the case, the book value is adjusted accordingly. In view of the book value of goodwill and other intangible assets at the end of 2006 [€ 548 million] impairment is a risk for the financial results of the Océ Group.

Optimisation of business processes To achieve the financial objectives of profitability [RoCE] not only growth and a strengthening of the market position but also the optimisation of business processes are very important. Active cost control has led in recent years to reorganisations and restructuring operations. For the years ahead Océ has initiated various 'operational excellence' projects to achieve the required efficiency improvements. In view of the importance of the successful implementation of these projects individual members of the Board of Executive Directors have been given direct responsibility for them.

These projects relate to logistics, purchasing, optimisation and harmonisation of the business processes, ICT and the reduction of working capital.

The anticipated savings that should be generated by these projects over the next few years are between € 75 and € 100 million per year, whilst the working capital will also be structurally reduced by a substantial amount.

The above actions are of essential importance for the realisation of the strategic objectives.

Long term versus short term On the basis of the foregoing Océ expects to be able to realise the strategic financial objectives [at least 13% RoCE in 2010 and an average organic annual growth in revenues of 5%] over the forthcoming 4-year period.

The RoCE 2006 is still below the objective. To improve this Océ has initiated a series of actions, as mentioned above. The chosen route will lead to further optimisation of the activities, processes and the organisation. In doing this Océ will carefully consider the sometimes conflicting interests of all stakeholders.

Markets and operational risks The ratio between the non-recurring and recurring revenues of Océ is 1:3. The recurring revenues [almost 75% of total revenues] largely originate from multi-year contracts and, as a result, are relatively stable. To ensure the continuity and growth of this flow of revenues the achievement of new machine placements [non-recurring revenues] is crucial. Short term economic cycles specifically have an impact on the non-recurring revenues.

The geographical spread of revenues reduces this sensitivity to the economic cycle. Revenues in the United States are now almost as big as in Europe, whilst revenues in Asia are still relatively small.

Especially in Wide Format Printing Systems actions have been launched to achieve a considerable increase in the activities in Asia. A further geographical spread of revenues will therefore reduce the sensitivity to the economic cycle.

Manufacturing in Europe Océ is the only European supplier of digital printers that it manufactures itself, plus a full range of document management products. Its competitors are mainly based in Japan and North America. The Netherlands and Germany, where Océ has European production facilities and where a large proportion of the suppliers of components are located, are – comparatively speaking – high-cost countries. The appreciation of the euro over the past five years, notably against the Japanese yen and the US dollar, has adversely affected Océ's competitive position. The foreign exchange risks [especially the transaction risk] are discussed below. The high manufacturing costs in Western Europe are being substantially reduced by relocating manufacturing and purchasing from Venlo to Asia.

In view of the limited series size, it is not economically profitable for production in Poing [Germany] to be transferred to low-cost countries. Where possible, however, the components and modules for the manufacturing activities in Poing will be sourced more from such countries.

Outsourcing of manufacturing activities The relocation of manufacturing from Venlo to Asia that has been set in motion is yielding the desired results in terms of quality and cost-prices.

Due to this outsourcing of activities there is an increased dependence on contract partners. The risks attaching to this are carefully evaluated. The required measures have been taken to reduce these risks. They include a spread in the number of partners, ensuring that partners have a solid financial position and tight local control. Océ's logistics processes and organisation are being adapted so as to limit the increased logistics risk as well as the cost.

Purchase of Océ products More and more often customers and potential customers of Océ are buying products on a regional basis [for example, for the whole of Europe] or even on a global basis. To an increasing extent this takes place by means of tenders, which involve the replacement of the entire range of machines and the attendant services. This development gives rise to risks and also to new opportunities.

Océ is prepared for this development. As far as products are concerned, Océ has a full-line range of its own and 'best-of-breed' OEM products. Océ is very strong in Europe and the United States and can therefore successfully compete for major international tenders.

Technology Research & Development [R&D] is one of the critical success factors for the company. Océ spends around 7 to 8% of revenues on R&D [2006: € 221 million]. It is important that Océ's R&D activities are focused on the development of products in strategic market segments and that the resources invested in these are spent in those areas in which Océ possesses unique strengths. It is also important to enter into alliances with third parties for specific projects.

Océ's product range consists of printers, scanners and software for black and white and colour, for small and wide format.

Black and white printers are already technologically highly developed, with the result that product development concentrates on aspects such as total cost of ownership, operational reliability, environmental friendliness, ease of use and productivity. These are aspects that Océ can use to strengthen its competitive position.

For the future it is mainly the fast-growing colour applications that are important. In the R&D activities the emphasis is therefore on broadening the colour range. In 2006 Océ again supplemented the range by adding a number of product series that have considerably strengthened the company's position in the colour segment both in small and wide format. In the high volume production printing segment Océ now also has an increasingly stronger position in colour.

As before, the challenge for Océ's R&D lies in a further improvement of the time-to-market, ensuring a unique and leading portfolio of machines for specific market segments, reducing the cost-price and expanding the offerings of advanced application software.

Health, safety and the environment Océ sets the highest requirements as regards the safety and environmental aspects of its products. Before a product is cleared for production and sale it must have more than complied with the internationally applicable requirements in relation to safety and the environment. The safety and environmental risks during the production of machines and materials are limited in their size and nature. The company regularly conducts risk assessments and evaluations aimed at identifying possible risks and taking appropriate measures in good time. The health and safety of Océ employees and its customers take priority at all times. In 2006 a sustainability report was issued which covers the entire Océ Group and was prepared in accordance with the guidelines of the Global Reporting Initiative.

Financial risks

Océ is exposed to a variety of financial risks. These relate, for example, to risks that are connected to financial markets [i.e. foreign currency risk, interest risk and price risk], credit risk and liquidity risk. The risk management programme of Océ concentrates on the unpredictability of the financial markets and is aimed at minimising potential negative effects on the financial results.

An important factor in the financial risks is maintaining access to both the share market and the market for third-party capital. Access to financial markets on good conditions is a precondition for being able to finance future growth and possible acquisitions.

Retaining a suitable profile for the markets for share capital and borrowings is essential. For share markets the generation of sufficient income and free cash flow is important.

Access to the various markets for third-party capital on suitable conditions is dependent on an investment grade rating. Océ does not have a formal rating but takes the view that a Net Debt/ EBITDA ratio of between 2.0 and 2.5 is needed for an investment grade rating. This is therefore the range within which Océ wants to operate.

The most important elements as regards access to the market for third-party capital are the operational performances and the generation of a sufficient level of free cash flow.

Océ uses procedures and reporting systems to identify departures from this objective.

The improvement of working capital management [trade receivables, inventories and creditors] continue to be a top priority.

Océ makes use of derivatives to hedge against certain risks. Risk management is the responsibility of the Corporate Treasury department and takes place on the basis of policy and procedures approved by the Board of Executive Directors. Corporate Treasury identifies, evaluates and hedges the financial risks in close cooperation with the operational departments within the Océ Group. The Board of Executive Directors has laid down procedures for risk management in general, and for specific areas such as foreign exchange risks, interest risks, the use of financial derivatives and other financial instruments, and the investment of any surplus liquid funds.

Risks relating to financial markets

Foreign exchange risk The relevant suppliers that compete with Océ are principally located in the United States and Japan. The prices of the goods that Océ offers to its customers are denominated in the customer's local currency. Almost all local costs are also incurred in that same currency. The traditional strong position of manufacturing in the Euro-zone has led to an imbalance in the foreign currency flows. In other words, the inflow in US dollars and pounds sterling is much bigger than the outflow in those currencies. For the Japanese yen the opposite applies.

Transferring a part of the manufacturing activities to Asia will reduce the net level of the foreign exchange risk because these goods are paid for in US dollars. The change in the currency that we use to buy goods and services [mainly in US dollars] will improve the natural 'hedge'.

Océ is active with its own subsidiaries in 21 currency zones. At Océ net cash flows in currencies other than the euro [transaction exposure] are subject to the foreign exchange management policy.

Océ operates a policy for management of the transaction risk that is focused on currencies that have a certain risk profile. On the basis of this the transaction risk of the US dollar, the pound sterling, the Japanese yen and the Australian dollar is actively managed. The hedges that are used amount to a maximum of 80% of the net transaction exposure for the coming 12 months. The value of the forward foreign exchange contracts amounted to € 307.9 million as at November 30, 2006. The 12-months cover of the transaction exposure provides a limited hedge, which implies that prolonged strength of the euro will have a negative impact on the results of Océ.

Foreign exchange translation risks are not hedged for income achieved locally or for equity exposures outside the Euro-zone. This is regarded by the company as an inherent risk of doing business as a multinational company.

Interest risk Interest risks relate to the possible mismatch between fixed interest rates. Fixed interest revenues are generated by leases and rental contracts, whilst fixed interest charges arise from the financing of these contracts.

At least 60% of these risks relating to the fixed interest revenues are hedged by Océ via fixed interest loans or interest rate derivatives. Due to the sale of a considerable part of the lease portfolio in recent years the interest risk has decreased significantly. The acquisition of Imagistics has resulted in an increase in loans in US dollars. The financing of these took place at a fixed interest rate, corresponding to the interest rate assumption that was used in the acquisition process.

Insurance For various types of risks, including for example those in the area of transport, liability, directors' liability and interruption of production or other processes, Océ has taken out global insurance policies with insurers that have a good reputation and also have a good rating. In addition, for some of these risks and for other risks such as cars, sickness and disability and similar supplementary insurances, Océ has taken out insurance at the level of its local subsidiary companies.

International Financial Reporting Standards [IFRS]

As from the 2006 financial year the Financial Statements of Océ have been prepared fully in line with the IFRS guide-lines. Results for the 2005 year have been restated on the basis of IFRS. Because of this restatement it is more difficult to compare the results with those of the years prior to 2005.

In addition, the results as reported under IFRS may become more volatile due to changes in the value of assets and liabilities that are included in the balance sheet at fair values, and also due to the transition from the systematic amortisation [supplemented by impairment testing] of capitalised goodwill to solely impairment testing.

A detailed description of the effect of the changes from Dutch GAAP to IFRS is included in the Financial Statements for 2006.

Risk management and internal control system The Board of Executive Directors is responsible for the establishment and proper functioning of Océ's system of risk management and internal controls. The system focuses on identifying and controlling strategic, operational and financial risks as well as risks in the area of legislation and regulation that are linked to the achievement of the company's objectives. Within the system, broad attention is given to risks relating to financial reporting.
To give an idea of the way in which Océ manages relevant risks and achieves the objectives, the following overview shows the internal risk control structure and how it relates to the various risk categories.

During the year under review no major shortcomings were found to exist in the internal structure for risk control. For clarity's sake the main elements of this internal system of risk controls are briefly described below:

Policy principles, principles, procedures and codes
These form the basis of the internal risk control structure and are drawn up centrally by the Océ Group. All group companies must operate in accordance with these rules. They include the following elements:

- *Océ policy principles* The policy principles provide a high level indication of the objectives of the Océ Group, how these should be achieved and the ethical criteria that should be complied with. Océ communicates these principles to all employees and ensures that they are adhered to. The Océ policy principles are periodically reviewed and amended where necessary.
- *Whistleblowing procedure* Next to national legislation that can apply for each individual subsidiary, the Audit Committee has approved a group procedure which was rolled out world-wide in 2005 and 2006. The aim of the procedure is to make sure that within the whole Océ Group any infringement of existing policy, principles and procedures can be reported without the person who makes such report suffering any adverse consequences in his or her legal position.
- *Code of ethics for senior financial officers* This code is addressed to all members of the Board of Executive Directors and senior financial officers in the Océ Group and is aimed at emphasizing and disseminating ethical and responsible behaviour by this group of employees. The code is more detailed than the Océ policy principles and chiefly deals with financial processes and reporting systems.

Internal risk control structure
x = category is applicable

	Risk categories		
	Strategic/ operational	Legislation and regulatory	Financial
Policy principles, other principles, procedures and codes	x	x	x
Strategic plans and budgeting process	x	-	x
Organisation structure and authorisation manual	x	x	x
Board of Supervisory Directors	x	x	x
Selection and Nomination Committee	x	-	x
Remuneration Committee	x	x	-
Information Manual [IM]	-	x	x
Letter of Representation [LOR]	-	x	x
Management assessment Sarbanes-Oxley Act, Section 404	-	x	x
Disclosure Committee [DC]	-	x	x
Internal audits	x	x	x
Audit Committee [AC]	-	x	x
Internal Audit Committee [IAC]	-	x	x

Strategic plans and budgeting process Strategic plans are drawn up for all parts of the Océ organisation [operational and non operational] and are then converted into budgets. These are evaluated in detail on a monthly basis by the Strategic Business Units and the Board of Executive Directors and are compared to the results actually achieved.

Cash flow management forms an important part of this process. In 2006 extra attention was devoted to this in connection with the financing of the Imagistics acquisition.

Organisation structure and authorisation manual
Within the organisation all tasks, responsibilities and powers are reflected in the organisation structure. The allocation of responsibilities and powers is laid down in detail in the various authorisation manuals. Océ ensures that all employees are aware of the organisation structure that is relevant to them and are familiar with the relevant sections of the authorisation manual.

Information Manual [IM] This contains a detailed description of the guidelines for management reporting and external financial reporting. The guidelines set out in the IM for external financial reporting are based on the IFRS guidelines.

Because the company is listed on NASDAQ in the United States, a 20-F statement drawn up in accordance with US GAAP is filed each year. The IM therefore incorporates the guidelines needed for reporting in conformity with US GAAP.

Letter of Representation [LOR] All Managing Directors and Controllers of group companies submit a detailed declaration every quarter. This declaration states, amongst other things, that the financial reporting is reliable and complies with the IM. Any observations made in the LORs are reported to and discussed by the Board of Executive Directors and the Audit Committee. The issue of the LOR by the management of the group companies is supported by a detailed risk analysis as required by the Sarbanes-Oxley Act, Section 302.

Management assessment Sarbanes-Oxley Act, Section 404 The prescribed management assessment relating to the effectiveness of internal controls for the financial reporting process is conducted within Océ by the operating companies and group units designated for such purpose. The findings of this assessment are evaluated by the Board of Executive Directors and the Audit Committee. The internal audit department participates in this evaluation.

Disclosure Committee [DC] The DC consists of the Group Controller [chairman], representatives of operational and non-operational group companies, Business Units and corporate staff departments of Océ [Investor Relations, Corporate Strategy, Treasury and Group Consolidation], the Company Secretary, the Chief Information Officer [CIO] of Océ and the Group Internal Auditor.

The DC evaluates the findings of the in-depth risk analyses that are conducted by all operating companies on the basis of the Sarbanes-Oxley Act, Sections 302 and 404. The results of this evaluation are reported to and discussed with the CEO and the CFO, and are also discussed in the Audit Committee.

Internal audits Within the framework of control mechanisms and assurance processes an audit plan is drawn up each year by the internal auditor. The internal audit plan is focused on the most important business processes and the related risks. The internal audits cover the internal financial reporting systems and the existence and proper functioning of operational policy and procedures. The internal control framework is largely evaluated as part of the activities of the internal auditor. The internal auditor issues an official report on the effectiveness of elements of the internal control framework. The findings of the internal auditor are agreed with the relevant management. Subsequently the findings are discussed in the Internal Audit Committee and the Audit Committee.

Audit Committee [AC] The AC consists of three members of the Supervisory Board and takes care of the independent monitoring of the process of risk management on the basis of the supervisory role fulfilled by the Supervisory Board. The AC focuses on the quality of internal and external reporting, on the effectiveness of internal controls with regard to both manual and computerised processes and on the functioning of the external and internal auditors. The AC holds at least four meetings a year. The relevant financial officers and the external and internal auditors are generally invited to attend these meetings. The AC also holds periodic consultations with the external and internal auditors at which other Océ officers are not present.

Internal Audit Committee [IAC] The IAC consists of the Board of Executive Directors, the operational Group directors, the Company Secretary, the Group Controller and the Group Internal Auditor. The IAC concentrates on the structure of the internal control framework, on how it functions and on the follow-up to the observations that result from audits. The IAC also discusses specific accounting issues and monitors implementation of the Sarbanes-Oxley Act and of IFRS and US GAAP accounting standards.

In view of the size of the activities in the United States an Internal Controls Committee [ICC] operates there as an extension of the IAC. Members of the ICC are the CFO of Océ-USA Holding Inc., the CEO of Océ North America Inc., the Presidents of the main US operations, the General Counsel and the Internal Audit Director in the United States, as well as the CFO of Océ N.V. [who also chairs the ICC].

External audit The external auditors carry out the activities involved in the issue of an audit opinion on the Financial Statements. The external auditors focus on the financial reporting and take into consideration the systems that are intended to ensure reliable reporting. The external auditors report on matters relating to internal control measures to the extent that these have been identified during the auditing of the Financial Statements. The observations made by the external auditors are discussed in the Audit Committee.

Statement relating to the system of internal control

In line with best practice provision II.1.4. of the Dutch Corporate Governance Code and bearing in mind the recommendations of the Monitoring Committee Corporate Governance Code, Océ has issued a declaration about the effectiveness of the system of internal control of the processes on which the financial reporting is based. Océ's internal control system is partly based on internationally accepted standards for corporate control, including those of COSO [Committee of Sponsoring Organisations of the Treadway Commission].

In 2006 the Board of Executive Directors assessed the effectiveness of the system of internal controls with regard to financial reporting. Its findings were positive. During the investigation on which this assessment was based no deficiencies were noted that might possibly have material consequences.

On the basis of the findings of the above assessment and the almost completed risk analyses within the framework of the Sarbanes-Oxley Act Section 404, we are of the opinion – after consulting with the Audit Committee and with the approval of the Supervisory Board – that the system of internal controls provides a reasonable degree of certainty that the financial reporting contains no inaccuracies of material importance.

An inherent element in how people and organisations work together in a dynamic world is that no single system of internal control can provide an absolute degree [though it can provide a reasonable degree] of certainty as regards the prevention of material inaccuracies in the financial reporting, losses and fraud. We take the view that the system of internal control, focused on the financial reporting, functioned effectively over the past year. Océ has no indications that the system of internal control will not function effectively in 2007.

Venlo, January 26, 2007

The Board of Executive Directors

R.L. van Iperen, *chairman*
J. van den Belt
J.F. Dix
A.H. Schaaf

Financial Statements

Consolidated Income Statement

The figures [ ] refer to the notes		2006	2005	x € 1,000
Total revenues [1]		**3,110,323**	2,677,275	
	Cost of sales	**- 1,841,170**	- 1,566,529	
Gross margin		**1,269,153**	1,110,746	
	Selling and marketing expenses	**- 738,915**	- 617,738	
	Research and development expenses [4]	**- 224,978**	- 234,798	
	General and administrative expenses	**- 203,012**	- 145,668	
	Operating expenses	**- 1,166,905**	- 998,204	
Operating income		**102,248**	112,542	
	Financial income [5]	**10,608**	7,076	
	Financial expenses [5]	**- 56,630**	- 25,699	
	Share in income of associates	**504**	580	
Income before income taxes		**56,730**	94,499	
	Income taxes [6]	**393**	- 12,326	
Net income		**57,123**	82,173	
Net income attributable to	Shareholders	**54,977**	79,879	
	Minority interest	**2,146**	2,294	
		57,123	82,173	
Earnings per ordinary share for net income attributable to shareholders [7]	Basic	**0.63**	0.93	euro
	Diluted	**0.63**	0.92	

Consolidated Balance Sheet November 30

Assets		2006	2005	x € 1,000
Non-current assets	Intangible assets [8]	**548,362**	561,850	
	Property, plant and equipment [9]	**428,132**	455,080	
	Rental equipment [10]	**111,909**	123,719	
	Investments in associates [11]	**1,820**	1,480	
	Deferred income tax assets [12]	**84,249**	120,800	
	Available-for-sale financial assets [13]	**9,389**	-	
	Derivative financial instruments [14]	**7,115**	-	
	Trade and other receivables [15]	**207,863**	210,107	
	Other financial assets	**-**	18,340	
		1,398,839	1,491,376	
Current assets	Inventories [16]	**340,423**	363,523	
	Derivative financial instruments [14]	**10,367**	-	
	Trade and other receivables [15]	**729,066**	790,050	
	Current income tax receivables	**32,527**	59,509	
	Cash and cash equivalents [17]	**84,996**	142,699	
		1,197,379	1,355,781	
	Non-current assets held for sale [18]	**9,452**	-	
Total		**2,605,670**	2,847,157	

	Equity and Liabilities	2006	2005	x € 1,000
Equity	Share capital [19]	**53,644**	53,639	
	Share premium	**511,569**	511,485	
	Other reserves [20]	**- 164,179**	- 152,700	
	Retained earnings	**228,505**	218,522	
	Net income attributable to shareholders	**54,977**	79,879	
	Equity attributable to shareholders	**684,516**	710,825	
	Minority interest	**36,929**	37,406	
		721,445	748,231	
Non-current liabilities	Borrowings [21]	**532,998**	227,112	
	Derivative financial instruments [14]	**4,728**	-	
	Retirement benefit obligations [22]	**421,262**	433,317	
	Trade and other liabilities [23]	**15,137**	5,637	
	Deferred income tax liabilities [12]	**50,643**	64,808	
	Provisions for other liabilities and charges [24]	**53,909**	53,645	
		1,078,677	784,519	
Current liabilities	Borrowings [21]	**179,746**	669,216	
	Derivative financial instruments [14]	**3,424**	-	
	Current income tax liabilities	**2,202**	3,967	
	Trade and other liabilities [23]	**590,885**	587,645	
	Provisions for other liabilities and charges [24]	**29,291**	53,579	
		805,548	1,314,407	
Total		**2,605,670**	2,847,157	

Consolidated Statement of Changes in Equity

x € 1,000	Equity attributable to shareholders						
	share capital	share premium	other reserves	retained earnings	net income attributable to shareholders	minority interest	total equity
Balance at December 1, 2004	53,636	511,445	- 190,235	269,512	-	38,209	682,567
Currency translation differences	-	-	34,819	-	-	- 5	34,814
Other changes	-	-	- 186	186	-	-	-
Net income/[expense] recognised directly in equity	-	-	34,633	186	-	- 5	34,814
Net income	-	-	-	-	79,879	2,294	82,173
Total recognised income and expense	-	-	34,633	186	79,879	2,289	116,987
Share-based compensation [25]							
I value of employee services	-	-	-	67	-	-	67
I proceeds from shares reissued	-	-	4,419	- 831	-	-	3,588
Conversion of convertible debentures to employees	3	40	-	-	-	-	43
Purchase of treasury shares	-	-	- 1,517	-	-	-	- 1,517
Dividend	-	-	-	- 50,412	-	- 3,092	- 53,504
	3	40	2,902	- 51,176	-	- 3,092	- 51,323
Balance at November 30, 2005	53,639	511,485	- 152,700	218,522	79,879	37,406	748,231
Impact of adoption of IAS 32 and IAS 39	- 10,000	- 46,723	- 7,886	1,478	-	- 36,956	- 100,087
Appropriation of net income attributable to shareholders	-	-	-	79,879	- 79,879	-	-
Balance at December 1, 2005	43,639	464,762	- 160,586	299,879	-	450	648,144

x € 1,000

Equity attributable to shareholders

	share capital	share premium	other reserves	retained earnings	net income attributable to shareholders	minority interest	total equity
Balance at December 1, 2005	43,639	464,762	- 160,586	299,879	-	450	648,144
Cash flow hedges	-	-	10,198	-	-	-	10,198
Currency translation differences	-	-	- 42,517	-	-	- 34	- 42,551
Other changes	-	-	25,165	- 25,354	-	-	-189
Net income/[expense] recognised directly in equity	-	-	- 7,154	- 25,354	-	- 34	- 32,542
Net income	-	-	-	-	54,977	2,146	57,123
Total recognised income and expense	-	-	- 7,154	- 25,354	54,977	2,112	24,581
Share-based compensation [25]							
I value of employee services	-	-	-	1,811	-	-	1,811
I proceeds from shares reissued	-	-	3,561	62	-	-	3,623
Conversion of convertible debentures to employees	5	84	-	-	-	-	89
Reclassification minority interest	-	-	-	-	-	36,956	36,956
Reclassification of financing preference shares	10,000	46,723	-	2,621	-	-	59,344
Dividend	-	-	-	- 50,514	-	- 2,589	- 53,103
	10,005	46,807	3,561	- 46,020	-	34,367	48,720
Balance at November 30, 2006	53,644	511,569	- 164,179	228,505	54,977	36,929	721,445

Consolidated Cash Flow Statement

		2006	2005	x € 1,000
Income before income taxes		**56,730**	94,499	
	Adjustments for:			
	Depreciation and amortisation	**203,850**	143,848	
	Impairment	**-**	562	
	Share-based compensation	**2,466**	1,371	
	Share in income of associates	**-504**	-580	
	Other	**-445**	-	
	Changes in provisions, rental equipment and working capital:			
	Retirement benefit obligations	**-8,987**	-64,746	
	Provision for other liabilities and charges	**-22,409**	15,731	
	Other provisions (for inventories, finance lease and trade receivables)	**28,367**	21,307	
	Rental equipment	**-66,792**	-48,881	
	Inventories	**-8,632**	15,724	
	Finance lease receivables	**-12,870**	6,068	
	Trade and other receivables (excluding finance lease receivables)	**-8,906**	-24,068	
	Trade and other liabilities	**32,032**	22,165	
	Income taxes	**44,398**	-20,338	
Cash flow from operating activities		**238,298**	162,662	
	Expenditure in intangible assets	**-64,465**	-14,722	
	Expenditure in property, plant and equipment	**-82,693**	-96,479	
	Divestment of intangible assets	**119**	38	
	Divestment of property, plant and equipment	**7,750**	10,964	
	Change in other non-current assets	**1,265**	1,340	
	Change in investments in associates	**303**	514	
	Sale finance lease portfolio	**37,571**	65,610	
	Acquisitions (net of cash)	**-19,636**	-637,419	
Cash flow from investing activities		**-119,786**	-670,154	

	2006	2005	x € 1,000
Proceeds from non-current borrowings	532,342	18,104	
Repayments of non-current borrowings	- 14,811	- 49,314	
Proceeds from current borrowings	15,954	466,561	
Repayments of current borrowings	- 668,094	- 42,097	
Dividend	- 50,889	- 51,855	
Change in equity related to shares	3,623	1,662	
Change in minority interest	- 2,589	- 3,092	
Cash flow from financing activities	**- 184,464**	339,969	
Translation differences	8,249	- 2,838	
Changes in cash and cash equivalents	**-57,703**	- 170,361	
Cash and cash equivalents at start of financial year	**142,699**	313,060	
Cash and cash equivalents at end of financial year	**84,996**	142,699	

Notes to the Consolidated Financial Statements

Summary of Significant Accounting Policies

Introduction The following summary of significant accounting policies is intended as a guide in interpreting the consolidated financial statements. Compared to the previous year, the consolidated financial statements of Océ N.V. have been prepared in accordance with International Financial Reporting Standards [IFRS] as adopted by the European Union. Océ has elected to opt for the transition exemption under IFRS 1 to apply IAS 32 and IAS 39 standards on financial instruments as from December 1, 2005 rather than as from December 1, 2004. Océ has also elected to apply IFRS 5 'Non-current Assets held for Sale and Discontinued Operations' as from December 1, 2005. Therefore, the comparative figures of financial year 2005 do not include the application of these standards.

As the corporate financial statements of Océ N.V. are included in the consolidated financial statements, the corporate income statement is presented in abbreviated format in accordance with Article 402, Book 2 of the Dutch Civil Code.

The Group's financial year commences on December 1 and closes on November 30 of the subsequent year.

The consolidated financial statements have been prepared under the historical cost convention unless stated otherwise.

When drawing up the consolidated financial statements management is required to make assumptions and estimates. In doing so, management takes past experiences as its basis, whilst making the best possible assessment of future developments. Actual results may differ from estimates made by management.

Océ published until 2005 simultaneously with the consolidated financial statements which were drawn up on the basis of the generally accepted accounting principles in the Netherlands, a statement which was based on the Generally Accepted Accounting Principles in the United States [US GAAP], which gave an indication of the effect of application of US GAAP on net income, earnings per share and equity attributable to shareholders.

The concerning reconciliation between both accounting principles, is part of the in the US at the Securities and Exchange Commission filed 20-F statement.

As from 2006 Océ has to apply the American Sarbanes-Oxley Act, Section 404, which includes a predescribed management assessment relating to the effectiveness on the internal control over financial reporting. The procedures around the reconciliation between IFRS and US GAAP are therefore sharpened and on the moment of publishing the consolidated financial statements not finished. At the same time the results of the management assessment have to be evaluated by the Board of Executive Directors and the Audit Committee, as part of the in March 2007 to be filed 20-F statement. Because at the moment of publishing the consolidated financial statements, the reconciliation between both accounting principles and the evaluation have not fully been completed, the reconciliation between both accounting principles is not included in the consolidated financial statements.

The financial statements of Océ N.V. have been authorised for issue by both the Board of Supervisory Directors and the Board of Executive Directors on January 26, 2007. The financial statements are subject to adoption by the Annual General Meeting of Shareholders on April 19, 2007.

Consolidation The consolidated financial statements comprise the financial statements of Océ N.V. and its subsidiaries. Subsidiaries are consolidated in full; the minority interest is stated separately Intercompany transactions, intercompany balances and unrealised gains on intercompany transactions are eliminated. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Subsidiaries Subsidiaries are all entities over which Océ has the power to govern the financial and operating policies, generally accompanying a shareholding of more than half of the total shares issued and the related voting rights. As from the date that these criteria are met, the financial data of the relevant company are included in the consolidation.

Acquisitions of subsidiaries are included on the basis of the 'purchase accounting' method. The cost of acquisition is measured as the fair value of the assets obtained, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus the costs that can be allocated directly to the acquisition. Identifiable assets acquired as well as liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. In those cases in which the acquisition value has exceeded the balance of the fair value of the acquired assets and liabilities, goodwill has been capitalised with effect from December 1, 2000. Prior to that date goodwill was charged directly to equity attributable to shareholders.

The subsidiaries are listed on pages 145 and 146 of this report.

Investments in associates Investments in associates are entities over which the Group has significant influence but no control over the operational and financial policies. This is mostly linked to a shareholding of between 20% to 50% of the voting rights. Investments in associates are accounted for by the equity method. The Group's investments in associates include goodwill identified on acquisition, net of any accumulated impairment loss. Océ's share in its associates' profits or losses after acquisition is recognised in the income statement, and its share in post-acquisition movements in equity reserves is recognised in equity reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the associate. When Océ's share in the losses of an associate equals or exceeds its interest in the associate, including any other unsecured receivables, Océ does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Foreign currency translation Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ['the functional currency']. The consolidated financial statements are presented in euros, which is the Group's functional and presentation currency.

Foreign currency transactions are translated into euros using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or as intercompany loans that have a permanent nature.

The results and financial position of all Group entities that have a functional currency other than the Euro are translated into euros as follows: assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet, income and expenses for each income statement presented are translated at average exchange rates and all resulting exchange differences are recognised in equity under 'Currency translation differences'.

When a subsidiary is [partially] disposed of or sold, exchange rate differences that were recorded in equity are recognised in the income statement as part of the gain and loss on sale. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at closing rate.

Segment reporting A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Revenue recognition Revenues comprise the fair value of the considerations received from the sale of goods and rendering services to third parties in the ordinary course of the Group's activities excluding the taxes levied on revenues and discounts granted. Océ recognises revenue when the amount of revenue can be reliably measured and when it is probable that future economic benefits will flow to Océ and that specific criteria as described below have been met.

a *Sales of machines:*

Revenues are recognised at the moment that both delivery and installation on the customer's premises has taken place. If a sales contract contains an acceptance clause, revenue is recognised at the moment that the customer has confirmed acceptance. If Océ has offered the customer a finance lease arrangement, then revenue is recognised at commencement of the lease term. The present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised in the balance sheet as unearned interest. Unearned interest is recognised in the income statement as 'Interest from finance lease' over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

When machines are sold to a distributor the revenues are recognised at the moment of delivery.

b *Operating leases [defined by Océ as rentals]:*

Leases in which a substantial portion of the risks and rewards of ownership are retained by Océ are classified as rentals. Payments received by Océ under rental contracts are recognised in the income statement on a straight-line basis over the term of the contract.

c *Service:*

Service revenues are mostly obtained from maintenance contracts that have been concluded for the machines sold and leased out and are recognised pro rata over the term of the contract. If service contracts have been invoiced in advance, these amounts are included in the balance sheet under 'Trade and other liabilities'.

d *Supplies:*

Revenues are recognised at the moment of delivery.

Research and development expenses Research expenses are charged directly to the income statement. Product development expenses are capitalised if they comply with the relevant criteria as described under intangible assets.

Development credits Development credits granted by the government are recognised as a reduction of research and development expenses at the moment the related expenses occur. These credits are subject to a contingent repayment. When the repayment obligation has become unconditional, a current liability is recognized and is charged to the research and development expenses. Until the moment that an unconditional obligation occurs, a contingent liability is disclosed in the notes.

Leases Leases in which a substantial portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made by Océ under operating leases [net of any incentives received from the lessor] are charged to the income statement on a straight line basis over the period of the lease.

Earnings per share attributable to shareholders
Earnings per ordinary share are calculated by dividing the net income attributable to shareholders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. In making this calculation the [ordinary] treasury shares are deducted from the number of ordinary shares outstanding.

The calculation of the diluted earnings per share is based on the weighted average number of ordinary shares outstanding plus the potential increase as a result of the conversion of convertible debentures to employees and the settlement of share-based compensation plans [share plans and option plans].

As regards to convertible debentures it is assumed that these are converted in full. Regarding share plans it is assumed that all outstanding share plans will vest and will be settled in shares. An adjustment is also made to net income to eliminate interest charges, whilst allowing for the effect of taxation.

The potential increase from options is based on a calculation of the value of the options outstanding, i.e. the number of options times the exercise price, divided by the average share price during the financial year. This increase is only applied if the option has intrinsic value.

Intangible assets

a Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisition of subsidiaries is presented under 'Intangible assets'. Goodwill on acquisitions of associates is included in 'Investments in associates'. Goodwill on acquisition of subsidiaries is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or group of units that are expected to benefit from the business combination in which the goodwill arose based on past experience. Goodwill is tested annually for impairment, an impairment loss is recognised for the amount by which the cash-generating unit's carrying amount exceeds its recoverable amount. The recoverable amount of the cash-generating unit is determined by the higher of its fair value less cost to sell and its value in use. Goodwill is carried at cost less accumulated impairment losses. Impairment losses on goodwill will never be reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

b Software

Acquired software is capitalised on the basis of costs incurred to acquire and bring to use the specific software. These costs are amortised over its estimated useful life [3-7 years].

Development costs of software for internal use, that will generate probable future economic benefits to the company and that can be measured reliably, are capitalised. Development costs consist of the direct personnel costs on the basis of an hourly rate, in which allowance is made for a mark-up for relevant overhead costs. Amortisation is calculated using the straight-line method to allocate the cost of software over its estimated useful life [3-7 years].

c Technology

Technology comprises costs of product development, licences and licence agreements.

Costs of product development are capitalised if they meet the criteria of a separately identifiable project that will generate probable future economic benefits to the company and if the costs can be reliably measured. Costs of product development are amortised over its estimated useful life [5-10 years].

Acquired licences and licence agreements have a finite life and are carried at cost less accumulated amortisation and any impairment. Amortisation is calculated using the straight-line method to allocate the cost of licences and licence agreements over their estimated useful lives [5-20 years].

d Customer base

The customer base has a finite life and is carried at cost less accumulated amortisation and any impairment. Amortisation is calculated using the straight-line method to allocate the cost of customer base over its estimated useful life [5-10 years].

e Trade marks and other

Acquired trade marks and other have a finite useful life and are carried at cost less accumulated amortisation and any impairment. Amortisation is calculated using the straight-line method to allocate the cost of trademarks over its estimated useful life [2-10 years]. The estimated useful life of the other intangible assets is 5 years.

Property, plant and equipment Property, plant and equipment is carried at cost less cumulative depreciation and any impairment. Costs of assets manufactured by Océ include direct manufacturing cost, production overhead and interest cost incurred for qualifying assets during the construction period. Costs of assets acquired by Océ include expenditure that is directly attributable to the acquisition of the assets. Asset retirement obligations are capitalised as part of the cost of property, plant and equipment and expensed as either depreciation over the asset's useful life or as impairment charges.
Subsequent costs are capitalised as a separate asset if it is probable that future economic benefits associated with the asset will flow to Océ and if the costs can be reliably measured. The carrying amount of any replaced part is derecognised. All other costs of repair and maintenance are charged to the income statement during the financial period in which they are incurred.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method based on their estimated useful lives, taking into account any residual values. Depreciation of specific pieces of equipment used for the manufacture of machines takes place pro rata to the expected number of units to be manufactured. Océ leases certain property, plant and equipment from third party lessors. Leases of property, plant and equipment where Océ has substantially all the risks and rewards of ownership are classified as a finance lease and included in 'Property, plant and equipment'. Finance leases are capitalised at commencement of the lease at the lower of fair value of the leased assets and the net present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in 'Borrowings'. The assets leased via a finance lease agreement are written off over the lower of the lease period and the asset's useful life.

The estimated useful lives of the various classes of fixed assets are as follows:

- property and plant: 20 to 50 years;
- production equipment: 3 to 10 years;
- other equipment: 3 to 5 years;
- other fixed assets: 3 to 7 years.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Rental equipment Rental equipment is valued at the all-in manufacturing cost, plus the cost of ensuring that the equipment can operate effectively at the customers' premises less cumulative depreciation on a straight-line basis. The estimated useful life of the various types of machines ranges from 3 to 5 years.

Deferred income tax Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Also no deferred income tax is recognised regarding the initial recognition of goodwill. Deferred income tax is determined using tax rates [and laws] that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available, against which fiscal compensation of losses and/or temporary differences can be offset.
Allowance is made for non-offsettable dividend withholding tax at the moment of dividend distribution by an affiliated company.

Available-for-sale financial assets

Accounting policies effective from December 1, 2004 to November 30, 2005 Reference is made to 'Other financial assets' on page 86.

Accounting policies effective from December 1, 2005
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other designation categories of financial instruments under IAS 39. Available-for-sale financial assets are carried at fair value. Fair value gains and losses

on available-for-sale financial assets are directly recognised in equity. When available-for-sale financial assets are sold or impaired, the accumulated fair value adjustments are included in the income statement. They are included in non-current assets unless management intends to dispose of these available-for-sale financial assets within 12 months after the balance sheet date.

Derivative financial instruments and hedging activities

Accounting policies effective from December 1, 2004 to November 30, 2005 Under Dutch GAAP derivative financial instruments are [1] recognised on balance for unrealised gains and losses regarding foreign exchange hedges on balance sheet items; or [2] recognised at cost for all other derivative financial instruments.

Accounting policies effective from December 1, 2005

Derivative financial instruments are carried at their fair value. The method of recognition of the resulting gains or losses depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Océ designates certain derivative financial instruments as either: [1] hedges of the fair value of recognised assets or liabilities [fair value hedge]; or [2] hedges of a particular risk associated with a highly probable forecast transaction [cash flow hedge].

At the inception of the transaction Océ documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Océ also documents its assessment [prospective and retrospective], both at the inception of the hedge and on a quarterly basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Derivatives are classified as a non-current asset or liability if the remaining term of the derivatives is more than 12 months and as a current asset or liability if the remaining term of the derivatives is less than 12 months.

a *Derivatives that are not designated or do not qualify for hedge accounting*

Derivatives that are not designated or do not qualify for hedge accounting are measured at fair value through the income statement.

b *Fair value hedge*

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability attributable to the hedged risk. Océ applies only fair value hedge accounting for hedging fixed rate borrowings. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognised in the income statement as 'Financial expenses'. The gain or loss relating to the ineffective portion is also recognised in the income statement as 'Other gains / losses [net]'. Changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognised in the income statement as 'Financial expenses'. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to the income statement over the period to maturity.

c *Cash flow hedge*

Océ applies cash flow hedge accounting for the hedging of foreign exchange risks on forecasted transactions. The gain or loss relating to the effective portion of derivatives that are designated and qualify as cash flow hedges are recognised in equity as 'Other reserves - Hedging reserve', the ineffective portion is recognised immediately in the income statement as 'Other gains / losses [net]'. Amounts accumulated in equity are recycled to the income statement [gross margin] in the periods when the hedged item affects the income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognised in equity is immediately recycled to the income statement.

Trade and other receivables

Accounting policies effective from December 1, 2004 to November 30, 2005 Trade receivables, finance lease receivables and other receivables are recognised at nominal value less an allowance for doubtful debts.

Accounting policies effective from December 1, 2005

a *Trade receivables*

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that Océ will not be able to collect amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement as 'Selling and marketing expenses'.

Trade receivables also include finance lease receivables. Finance lease receivables comprise the present value of the lease payments receivable by Océ and the unguaranteed residual values in respect of finance lease agreements less provision for impairment. The difference between the nominal value and the present value of the lease payments and the unguaranteed residual values is recognised as unearned interest.

b *Other receivables*

Other receivables, prepayments as well as duties and taxes are initially recognised at fair value and subsequently remeasured at amortised cost. If the time to maturity is less than 12 months they are presented as current assets otherwise they are presented as non-current assets, measured at their present value.

Other financial assets

Accounting policies effective from December 1, 2004 to November 30, 2005 Other financial assets are measured at cost, except for securities, which are measured at market value with gains and losses through the income statement.

Accounting policies effective from December 1, 2005 'Other financial assets' have been reclassified based on designation categories of IAS 39 to 'Available-for-sale financial assets' and 'Trade and other receivables' [reference is made to the captions available-for-sale financial assets and trade and other receivables].

Inventories

Inventories are measured at the lower of cost and net realisable value. Cost are determined by using the First-in-First-out [FIFO] method. The costs of inventory comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories of semi-finished products, spare parts and finished products are measured at manufacturing cost including a mark-up for indirect costs relating to manufacturing and excluding borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and less applicable cost to sell.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits that are repayable on call, balances in bank accounts, cheques and bills of exchange received.

Non-current assets held for sale

Accounting policies effective from December 1, 2005 Non-current assets are classified as assets held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sales transaction rather than through continuing use.

Share capital

Accounting policies effective from December 1, 2004 to November 30, 2005 Financing preference shares are classified as equity.

Accounting policies effective from December 1, 2005 At December 1, 2005 Océ had an unconditional obligation to pay dividend to its financing preference shareholders. Based on this unconditional obligation, these financing preference shares are classified as non-current liabilities and carried at amortised cost. The amount paid-out, formerly recognised as dividend is now recognised as 'interest' under the caption 'Financial expenses'.

Océ agreed revised conditions on the financing preference shares, in which payment of dividend is conditional, which were approved by the Annual General Meeting of Shareholders of April 20, 2006. As a result, as of this date the financing preference shares are classified as equity and dividend paid is reported as a distribution of equity.

Share-based compensation Océ operates two types of share-based compensation plans: [a] share option plans and [b] share plans. The fair value of the employee service received in exchange for the grant of the share-based compensation is recognised as an expense over the vesting period. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share-based compensation granted, excluding the impact of any non-market based vesting condition regarding the equity part of the share-based compensation plan. Non-market based vesting conditions are included in assumptions about the number of grants that are expected to vest. At each balance sheet date, the entity revises its estimates of the number of grants that are expected to vest.

It recognises the impact of the revision, if any, in the income statement, with a corresponding adjustment to equity or liability depending on the settlement type of the share-based compensation plan.

a Share option plans

The share option plans are share-based compensation plans with cash alternatives in which the fair value of the settlement alternatives are the same. Therefore only a liability is recognised for the fair value of the share options during the vesting period to the extent the employees have rendered service. The liability is remeasured at each balance sheet date and derecognised at the moment of exercise or expiry. The fair value is determined using a binomial option-pricing model.

b Share plans

The share plans are share-based compensation plans with cash alternatives as well as equity settlement. The share plans give the holders the right to receive part of the plan in cash, to fulfil their tax obligation, without forfeiting the right on equity instruments for the remaining part of the plan. Because of their hybrid settlement nature, these plans are divided in an equity-settled share-based compensation plan and a share-based compensation plan with cash alternatives based on the estimated average tax obligation.

Borrowings

Accounting policies effective from December 1, 2004 to November 30, 2005 Borrowings are recognised at cost.

Accounting policies effective from December 1, 2005 Borrowings are recognised initially at fair value, plus directly attributable transaction costs. Borrowings are subsequently remeasured at amortised cost using the effective interest method. The carrying amount of borrowings is adjusted for changes in fair value of the risk being hedged, if the borrowings are designated as a hedged item in a fair value hedge. Borrowings are classified as current liabilities unless Océ has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Océ issues convertible debentures to employees. Convertible debentures are compound financial instruments consisting of a plain debenture, a conversion option and a granted discount. The fair value at inception of the plain debenture is determined using a market interest rate for an equivalent non-convertible debenture. Subsequently this amount is recorded as a liability at amortised cost using the effective interest method until extinguished on conversion or maturity of the debenture. The conversion option is an option convertible to cash, which is measured using a binomial option-pricing model and is recognised as a derivative financial liability at fair value through the income statement. The difference between the initial fair value of the plain debenture plus the conversion option and the considerations received is recognised as an asset [granted discount], which is amortised to the income statement over the term of the contract.

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Retirement Benefit Obligations Group companies operate various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds. Océ has both defined benefit and defined contribution plans. For defined contribution plans, Océ pays fixed contributions into a separate entity. Océ has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognised as employee benefit expenses when they are due.

A defined benefit plan is a pension plan that is not a defined contribution plan.

Under defined benefit plans the pension entitlements are calculated according to the 'projected unit credit' method. Actuarial gains and losses in excess of a threshold of the higher of 10% of the pension liabilities and 10% of the fair value of the plan assets are charged or credited to the income statement over the employees' expected average remaining working lives. Changes in pension plans are charged directly to the income statement if they are unconditional in nature or if they are the result of a significant change. Calculations are made each year by qualified actuaries. The pension liability as recognised in the balance sheet is the present value of the defined benefit obligation at balance sheet date, less the fair value of the plan assets and after adding or subtracting unrecognised actuarial gains or losses and past-service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specific period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

Provisions for other liabilities and charges

a *Other long term employee benefits*
These employee benefits include long-service leave awards, jubilee and other long-service benefits. The expected costs of these benefits are accrued over the period of employment using an accounting method similar to that for defined benefit plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to the income statement over the expected average remaining working lives of the related employees.

b *Employee termination benefits*
Employee termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. Océ recognises termination benefits when Océ is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or when Océ is providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than twelve months after balance sheet date are discounted at present value.

c *Restructuring and other*
Provisions for restructuring and other liabilities are recognised when Océ has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably estimated.
The provisions are measured at the present value of the expenditures that are expected to be required to settle the obligation. The discount rate used to determine the present value reflects the current market assessments of the time value of money and the risks specific to the obligation.

Trade and other liabilities

Accounting policies effective from December 1, 2004 to November 30, 2005 Trade and other liabilities are recognised at nominal value, except for share-based compensation [reference is made to caption share-based compensation].

Accounting policies effective from December 1, 2005 Trade and other liabilities are recognised initially at fair value and subsequently at amortised cost using the effective interest method, except for share-based compensation [reference is made to caption share-based compensation].

Impairment of non-financial assets Assets that have an infinite useful life, for example goodwill, are not subject to amortisation but are tested annually for impairment. Assets with a finite useful life are subject to depreciation or amortisation and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped based on the lowest level for which there are separately identifiable cash flows [cash-generating units]. Impairment is recognised as an expense in the income statement. An impairment loss is reversed when there has been a change in estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. Impairment losses on goodwill will never be reversed.

Impairment of financial assets The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of a financial asset classified as available-for-sale, a significant or prolonged decline in the fair value of the available-for-sale financial asset below its cost is considered as an indicator that the available-for-sale financial asset is impaired. If any such evidence exists for an available-for-sale financial asset, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments classified as available-for-sale are not reversed through the income statement.

Consolidated Cash Flow Statement The consolidated cash flow statement has been prepared using the indirect method. Cash flows in foreign currencies have been translated at average exchange rates. Exchange rate differences are shown separately in the consolidated cash flow statement. The cost of acquisition of new subsidiaries, associates and investments, insofar as it was paid for in cash, is included in the cash flow from investing activities. Acquisitions of subsidiaries are presented net of cash balances acquired.

Transition to IFRS

Océ N.V. has adopted the International Financial Reporting Standards [IFRS] issued by the International Accounting Standards Board [IASB] and adopted by the European Union, as the primary accounting basis for its consolidated financial statements as of December 1, 2005 [financial year 2006].

Up to and including the financial year 2005 [ending November 30, 2005] Océ prepared its consolidated financial statements under the Generally Accepted Accounting Principles in the Netherlands ['Dutch GAAP']. Océ N.V. has converted the comparative consolidated financial statements for the financial year 2005 to IFRS. The transition date is therefore December 1, 2004.

Océ N.V. has prepared its IFRS opening balance sheet at December 1, 2004 in accordance with IFRS 1 'First-time Adoption of International Financial Reporting Standards'. In preparing these consolidated financial statements Océ has applied the mandatory exceptions and certain optional exemptions from full retrospective application of IFRS.

Océ N.V. has elected to apply the following optional exemptions from full retrospective application:

Business combinations [IFRS 3] Océ has applied the business combination exemption. Océ has not restated acquisitions that took place before the transition date of December 1, 2004. As a consequence, the carrying amount of goodwill in the IFRS opening balance as at December 1, 2004 is equal to the carrying amount of goodwill previously reported under Dutch GAAP.

Employee benefits [IAS 19] IFRS 1 allows a first time adopter to recognise all cumulative actuarial gains and losses at the date of transition to IFRS with respect to employee benefits in equity. Océ has elected to use this exemption which means all cumulative actuarial gains and losses that have not been recognised in income under Dutch GAAP are recognised in equity in the IFRS opening balance as at December 1, 2004.

Restatement of comparative figures for financial instruments [IAS 32 and IAS 39] Océ has elected to apply this exemption and has not restated the comparative figures for the effects of IAS 32 and IAS 39. Océ applies Dutch GAAP to the comparative figures [financial year 2005] where financial instruments are concerned. The adjustments required for the differences between Dutch GAAP and IFRS are determined and recognised at December 1, 2005.

Non-current assets held for sale and discontinued operations [IFRS 5] Océ has elected to apply IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' prospectively as from December 1, 2005.

Reconciliation of equity attributable to shareholders from Dutch GAAP to IFRS at December 1, 2004

	equity attributable to shareholders	x € 1,000
Dutch GAAP at November 30, 2004	714,070	
Adjustments to IFRS:		
Pensions	- 86,990	
Share-based compensation	- 4,754	
Taxes on adjustments to IFRS	22,032	
IFRS at December 1, 2004	644,358	

Reconciliation of the consolidated income statement of financial year 2005 from Dutch GAAP to IFRS

		Dutch GAAP	reclassification innovation costs*	Dutch GAAP reclassified	impact of adoption of IFRS	IFRS	x € 1,000
Total revenues		2,677,275	-	2,677,275	-	2,677,275	
	Cost of sales	- 1,605,442	38,913	- 1,566,529	-	- 1,566,529	
Gross margin		1,071,833	38,913	1,110,746	-	1,110,746	
	Operating expenses [A; B; C]	- 961,716	- 38,913	- 1,000,629	2,425	- 998,204	
Operating income		110,117	-	110,117	2,425	112,542	
	Financial expenses [net] [A]	- 17,813	-	- 17,813	- 810	- 18,623	
	Share in income of associates	580	-	580	-	580	
Income before income taxes		92,884	-	92,884	1,615	94,499	
	Income taxes [A; B; C]	- 11,752	-	- 11,752	- 574	- 12,326	
Net income		81,132	-	81,132	1,041	82,173	
Net income attributable to	Shareholders	78,838		78,838		79,879	
	Minority interest	2,294		2,294		2,294	
		81,132		81,132		82,173	

* Commencing December 1, 2005, Océ classifies innovation costs as 'Operating expenses'. Until November 30, 2005, these costs were classified as 'Cost of sales'. For the purpose of comparison, the comparative figures have been adjusted accordingly.

Reconciliation of the consolidated balance sheet from Dutch GAAP to IFRS at November 30, 2005

	Assets	Dutch GAAP *	Impact of adoption of IFRS	IFRS	x € 1,000
Non-current assets	Intangible assets [A]	560,808	1,042	561,850	
	Property, plant and equipment	455,080	-	455,080	
	Rental equipment	123,719	-	123,719	
	Deferred income tax assets [B; C]	98,623	22,177	120,800	
	Other non-current financial assets [B]	231,107	- 1,180	229,927	
		1,469,337	22,039	1,491,376	
Current assets	Inventories	363,523	-	363,523	
	Current income tax receivables	59,509	-	59,509	
	Other current assets	790,050	-	790,050	
	Cash and cash equivalents	142,699	-	142,699	
		1,355,781	-	1,355,781	
Total		2,825,118	22,039	2,847,157	
	Equity and Liabilities				
Equity	Equity attributable to shareholders [A; B; C]	780,832	- 70,007	710,825	
	Minority interest	37,406	-	37,406	
		818,238	- 70,007	748,231	
Non-current liabilities	Borrowings	227,112	-	227,112	
	Retirement benefit obligations [B]	346,951	86,366	433,317	
	Trade and other liabilities [C]	-	5,637	5,637	
	Deferred income tax liabilities [A; B]	51,027	13,781	64,808	
	Provisions for other liabilities and charges [D]	120,974	- 67,329	53,645	
		746,064	38,455	784,519	
Current liabilities	Borrowings	669,216	-	669,216	
	Current income tax liabilities	3,967	-	3,967	
	Trade and other liabilities [C]	587,633	12	587,645	
	Provisions for other liabilities and charges [D]	-	53,579	53,579	
		1,260,816	53,591	1,314,407	
Total		2,825,118	22,039	2,847,157	

* Compared to prior year the Dutch GAAP figures have been adjusted as a result of the completion of the initial accounting of the acquisition of Imagistics International Inc, for details reference is made to the caption 'Business Combinations'.

Impact of IFRS on financial year 2005 Upon adoption of IFRS several accounting policies applicable to Océ have been changed. These changes are set out below, as well as their impact on the IFRS opening balance sheet at December 1, 2004, the balance sheet at November 30, 2005 and on the consolidated income statement of financial year 2005.

A *Business combinations*

The carrying amount of the goodwill as at December 1, 2004 is equal to the carrying amount of goodwill previously reported under Dutch GAAP. IFRS 3 requires that goodwill shall not be amortised. Instead, goodwill is subject to an impairment test, which has to be executed at least once a year. As a result, the goodwill amortisation reported under Dutch GAAP in financial year 2005 amounting to € 1.8 million [before taxes] has been reversed.

Contrary to Dutch GAAP, the cost of derivatives entered into as part of the acquisition of Imagistics International Inc. are not part of the cost of a business combination under IFRS. As a result, under IFRS the book value of goodwill recorded has been reduced by € 0.8 million and this amount has been charged to the income statement as financial expenses since no hedge accounting is applied for these derivatives.

B *Employee benefits*

With effect of financial year 2003, Océ has applied IAS 19 for pension accounting under Dutch GAAP. The actuarial losses and past service costs accumulated between December 1, 2002 and November 30, 2004 that have not been recognised in income under Dutch GAAP are recognised and deducted from equity in the IFRS opening balance sheet of December 1, 2004. As a result, taking into account tax consequences, retained earnings and other reserves are reduced by € 65.2 million at December 1, 2004 and € 67.0 million at November 30, 2005. The impact of this change on deferred income tax assets amounts to € 21.5 million. Compared to Dutch GAAP the pension charge was € 2.0 million [before taxes] lower.

C *Share-based compensation*

Share-based compensation relates to the share option plan for employees and the share plan [in force as from March 1, 2005] awarded to the members of the Board of Executive Directors.
In the IFRS opening balance sheet at December 1, 2004, the reduction of retained earnings and other reserves amount to € 4.5 million [after tax]. On November 30, 2005 the reduction of retained earnings and other reserves amounts to € 4.0 million. The impact of this change on deferred tax assets amounts to € 0.7 million. The impact of share-based compensation on the income statement of financial year 2005 amounts to € 1.4 million before taxes [charge].

D *Provision for other liabilities and charges*

Under IFRS, provisions for other liabilities and charges are separately classified in the consolidated balance sheet as current liabilities [€ 53.6 million at November 30, 2005] or non-current liabilities. Under Dutch GAAP, all such provisions are classified as non-current liabilities with the current part being separately disclosed in the notes.

E *Consolidated cash flow statement*

Adoption of IFRS did not result in significant changes to the consolidated cash flow statement.

Adoption of IAS 32, IAS 39 and IFRS 5 as of December 1, 2005

As of December 1, 2005 Océ has adopted IAS 32 'Financial
Instruments: Disclosure and Presentation', IAS 39
'Financial Instruments: Recognition and Measurement'
and IFRS 5 'Non-current Assets Held for Sale and
Discontinued Operations'.

Impact of adoption of IAS 32, IAS 39 and IFRS 5 on the consolidated balance sheet

Assets	IFRS excluding IAS 32, 39 and IFRS 5	Impact of adoption of IAS 32, 39 and IFRS 5	IFRS including IAS 32, 39 and IFRS 5	x € 1,000
	[Nov. 30, 2005]		[Dec. 1, 2005]	
Non-current assets Intangible assets	561,850	-	561,850	
Property, plant and equipment	455,080	-	455,080	
Rental equipment	123,719	-	123,719	
Investments in associates	1,480	-	1,480	
Deferred income tax assets [I]	120,800	3,437	124,237	
Available-for-sale financial assets [J]	-	10,462	10,462	
Derivative financial instruments [I]	-	8,828	8,828	
Trade and other receivables [H; I; J]	210,107	- 1,447	208,660	
Other financial assets [J]	18,340	- 18,340	-	
	1,491,376	2,940	1,494,316	
Current assets Inventories	363,523	-	363,523	
Derivative financial instruments [I]	-	6,077	6,077	
Trade and other receivables [I]	790,050	855	790,905	
Current income tax receivables	59,509	-	59,509	
Cash and cash equivalents	142,699	-	142,699	
	1,355,781	6,932	1,362,713	
Non-current assets held for sale [H]	-	10,000	10,000	
Total	2,847,157	19,872	2,867,029	

Equity and Liabilities		IFRS excluding IAS 32, 39 and IFRS 5	impact of adoption of IAS 32, 39 and IFRS 5	IFRS including IAS 32, 39 and IFRS 5	x € 1,000
		[Nov 30, 2005]		[Dec. 1, 2005]	
Equity	Equity attributable to shareholders [F; I]	710,825	- 63,131	647,694	
	Minority interest [G]	37,406	- 36,956	450	
		748,231	- 100,087	648,144	
Non-current liabilities	Borrowings [F; G; I]	227,112	106,509	333,621	
	Derivative financial instruments [I]	-	38	38	
	Retirement benefit obligations	433,317	-	433,317	
	Trade and other liabilities	5,637	-	5,637	
	Deferred income tax liabilities	64,808	-	64,808	
	Provisions for other liabilities and charges	53,645	-	53,645	
		784,519	106,547	891,066	
Current liabilities	Borrowings [I]	669,216	78	669,294	
	Derivative financial instruments [I]	-	15,973	15,973	
	Current income tax liabilities	3,967	-	3,967	
	Trade and other liabilities [G; I]	587,645	- 2,639	585,006	
	Provisions for other liabilities and charges	53,579	-	53,579	
		1,314,407	13,412	1,327,819	
Total		2,847,157	19,872	2,867,029	

F *Financing preference shares*

Under Dutch GAAP, financing preference shares are included in equity for € 56.7 million, the nominal value under 'Financing preference shares' [€ 10.0 million] and the additional paid-in capital under 'Share premium' [€ 46.7 million]. At December 1, 2005 Océ had an unconditional obligation to pay dividend to its financing preference shareholders.

Based on this unconditional obligation, under IAS 32 these financing preference shares are reclassified from equity to borrowings for € 56.7 million at December 1, 2005. The amount paid-out, formerly recognised as dividend, is now recognised as interest under the caption 'Financial expenses'.

The impact on the income statement of financial year 2005 would have been € 2.1 million [charge] before [and after] taxes.

Océ agreed revised conditions on the financing preference shares which were approved by the Annual General Meeting of Shareholders of April 20, 2006. The revised conditions mainly relate to the payment of dividend which in the new arrangement becomes conditional upon a dividend proposal by the Board of Executive Directors that has to be approved by the Board of Supervisory Directors and the Annual General Meeting of Shareholders. As a result, as of April 20, 2006 the financing preference shares are classified as equity and dividend paid is reported as a distribution from equity.

G *Minority interest*

Under Dutch GAAP Océ reports the share of a third party in one of its group companies as a minority interest in equity for € 37.0 million. At December 1, 2005 Océ had an unconditional obligation to pay dividend to the third party.

Based on this unconditional obligation, under IAS 32 the minority interest qualifies as a liability and is therefore reclassified from equity to borrowings for € 34.5 million and to current trade and other liabilities for € 2.5 million [accrued dividend] at December 1, 2005. Under IFRS, the amount paid-out, formerly recognised as dividend, is reported as financial expense in the income statement

instead of net income attributable to minority interest reported under Dutch GAAP. The impact on the income statement of financial year 2005 would have been € 2.5 million [charge] before [and after] taxes.

On February 28, 2006 Océ agreed revised conditions with the third party shareholder. The revised conditions relate to the payment of dividend [which has become conditional upon approval of the corporate body concerned] and to the elimination of the existing put option. As a result, as of February 28, 2006 the minority interest is classified as equity whereas the payments are reported as minority interest under IFRS.

H *Finance lease contracts held for sale*

At December 1, 2005 certain lease contracts were to be sold to external finance companies as part of the ongoing outsourcing of the lease portfolio. Under Dutch GAAP these finance lease contracts are classified as part of the finance lease receivables. Under IFRS 5 these finance lease contracts are reported separately as 'Non-current assets held for sale'.

This reclassification does not affect the valuation of the finance lease receivables since the carrying amount of these lease receivables is lower than the fair value less cost to sell. At December 1, 2005, the value of such finance lease contracts amounts to € 10.0 million.

I *Derivative financial instruments*

This adjustment relates to derivative financial instruments. IAS 32 and IAS 39 require all derivative financial instruments to be recognised at fair value. Under Dutch GAAP gains and losses on derivative financial instruments were [1] recognised on balance for unrealised gains and losses regarding foreign exchange hedges on balance sheet items; or [2] recognised at cost for all other derivative financial instruments.

J *Available-for-sale financial assets*

'Other financial assets' have been reclassified based on the designation categories of IAS 32 and IAS 39 to 'Available-for-sale financial assets' and 'Trade and other receivables'. The reclassification does not affect the measurement of these financial instruments.

New Accounting Standards

On a regular basis, the IASB issues new accounting standards, amendments and interpretations. In Océ's financial year 2006 the IASB issued the following standards and interpretations:

IAS 21 [Amendment] 'Net Investment in a Foreign Operation' This standard is applicable for annual periods beginning on or after January 1, 2005. The amendment clarifies the requirements of IAS 21 regarding an entity's investment in foreign operations and therefore helps the financial reporting of entities that invest in businesses operating in a currency different from that used by the entity. The adoption of this amendment did not have a material impact on Océ's financial statements.

IFRIC interpretation 8 'Scope of IFRS 2' IFRIC 8 is applicable for annual periods beginning on or after May 1, 2006, earlier application is encouraged. IFRIC 8 applies to share-based payment arrangements with parties other than employees, whereby the fair value of the share-based payment arrangement is measured by the direct method [e.g. the fair value of the goods or services received] and this fair value is less than the fair value of the equity instruments granted. Océ only operates share-based payment arrangements with employees measured by the indirect method. Therefore IFRIC 8 does not apply to Océ.

IFRIC interpretation 9 'Reassessment of embedded derivatives' IFRIC 9 is applicable for annual periods beginning on or after June 1, 2006, earlier application is encouraged. IFRIC 9 prohibits subsequent reassessment of embedded derivatives unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. Océ has chosen to adopt IFRIC interpretation 9 early, as of December 1, 2005. The adoption of this interpretation did not have a material impact on Océ's financial statements.

IFRIC interpretation 10 'Interim Financial Reporting and Impairment' IFRIC 10 is applicable for annual periods beginning on or after November 1, 2006, earlier application is encouraged. IFRIC 10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. Océ has chosen not to adopt this standard early, however the adoption of this interpretation is not expected to have a material impact on Océ's financial statements.

IFRIC interpretation 11 'IFRS 2—Group and Treasury Share Transactions' IFRIC 11 is applicable for annual periods beginning on or after March 1, 2007, early application is encouraged. IFRIC 11 requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments needed are obtained.
IFRIC 11 also provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the entity's parent, should be accounted for as cash-settled or equity-settled in the entity's financial statements. Océ has chosen not to adopt IFRIC interpretation 11 early. The adoption of this interpretation is not expected to have a material impact on Océ's financial statements.

Financial Risk Management

IFRIC interpretation 12 'Service Concession Arrangements' IFRIC 12 is applicable for annual periods beginning on or after January 1, 2008. Earlier application is permitted. IFRIC 12 addresses how service concession operators should apply existing IFRS to account for the obligations they undertake and rights they receive in service concession arrangements. IFRIC 12 is not relevant for Océ.

IFRS 7 'Financial Instruments: Disclosures' IFRS 7 introduces new disclosures relating to financial instruments. This standard does not have any impact on the classification and valuation of the Group's financial statements. IFRS 7 is applicable for annual periods beginning on or after January 1, 2007, early application is encouraged. Océ has chosen not to adopt this standard early, Océ is currently investigating the impact of adopting this standard.

IFRS 8 'Operating Segments' IFRS 8 is applicable for annual periods beginning on or after January 1, 2009. Earlier application is permitted. IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131 'Disclosures about Segments of an Enterprise and Related Information'. Océ has chosen not to adopt this standard early and is currently investigating the impact of adopting this standard.

Financial risk factors The Group's activities are exposed to a variety of financial risks: market risk [foreign exchange risk, interest rate risk and price risk], credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures. Risk management is carried out by a central treasury department under policies approved by the Board of Executive Directors. Corporate Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating companies. The Board of Executive Directors provides written policies for foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and the investment of excess liquidity.

Market risk

Foreign exchange risk Océ charges its customers for products and services in the customers' local currency with the rationale that local costs are also incurred in that currency. Since manufacture and development of new products mainly takes place in the Euro-zone, a foreign exchange risk arises in respect of the flows of goods from the Euro-zone to countries outside the Euro-zone. The relocation of part of the manufacturing activities to Asia has reduced the net level of the foreign exchange exposure since these goods are paid for in US dollars. At Océ, net cash flows in currencies other than euro, which are known as transaction exposures, are subject of an active foreign exchange management policy, which is carried out, in close consultation with the Board of Executive Directors.

Océ applies a policy of managing the 12 months position of mainly the US dollar and the Pound sterling on a roll over basis, with hedging being applied up to a maximum of 80% of the net transaction exposure. The policy pursued provides cover for the transaction risk over the coming 12 months. Intercompany loans are 100% hedged. Currency translation exposures are not hedged, neither for local income nor for equity positions outside the Euro-zone. This risk is regarded as an inherent part of doing business as a multinational company.

Interest rate risk Interest risk can be divided into fair value interest rate risk and cash flow interest rate risk.

Fair value interest rate risk relates to the mismatch in duration of fixed interest-bearing revenues generated by lease contracts and fixed interest-bearing financing of these contracts. The extent to which this risk is hedged depends upon the risk profile decided upon. Océ hedges these fixed interest-bearing revenues between 60% and 80% via fixed rate loans. Because of the outsourcing of the lease activities, the interest rate risk has been significantly reduced.

Cash flow interest rate risk relates to the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Océ uses floating-to-fixed interest rate instruments to swap floating rate debt to fixed interest rates.

Price risk Océ has no significant exposure to security price risk because of the small amounts of investments held by Océ, which are classified as available-for-sale financial assets. Océ has no commodity price risk regarding any financial instruments.

Credit risk Océ has no significant concentrations of credit risk. It has policies in place to ensure that products are sold to customers with an appropriate credit history. Deposits, derivatives and cash transactions are only entered into with financial institutions with a high credit rating. The Group has policies in place that limit the maximum amount of credit exposure to any financial institution. The maximum exposure to credit risk at balance sheet date is € 60.7 million.

Liquidity risk Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Océ aims to maintain flexibility in funding by securing sufficient committed credit lines.

Fair value estimation The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of exchange contracts is determined using quoted forward exchange rates at the balance sheet date.
The nominal value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

Critical Accounting Estimates and Judgements

Océ makes estimates, assumptions and uses judgement concerning the future when preparing the consolidated financial statements. The resulting accounting estimates, by definition, rarely equal the actual results. The estimates, assumptions and judgements that have significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are disclosed below.

Impairment of goodwill Océ tests at least annually whether goodwill has suffered any impairment, see note 8, by comparing the recoverable amounts of cash-generating units with their carrying amount. In determining the recoverable amount of a cash-generating unit, Océ makes estimates about future cash flows based on the value in use. Océ also makes estimates and assumptions concerning future revenues, future costs, future carrying amount, Weighted Average Cost of Capital [WACC] and future inflation rates.

Fair value of financial instruments and share-based compensation The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. These valuation techniques include estimates and assumptions about forward rates, discounted cash flows based on a single interest rate or yield curve.
For option-pricing models Océ also makes estimates and assumptions about the risk-free rate, expected dividend and expected volatility.

Provision for inventory obsolescence In determining provision for inventory obsolescence, Océ makes assumptions and estimates, and makes its judgement based on historical usage of various product categories versus current inventory levels and specific identified obsolescence risks [e.g. end of life of related machines, the remaining service period of these machines and the impact of new environmental regulations].

Provision for impairment of trade and finance lease receivables In determining provision for impairment of trade and finance lease receivables Océ bases its assumptions and estimates, and makes its judgements based on ageing and specific developments regarding its customers [e.g., creditworthiness and market developments]. The provision for impairment of trade and finance lease receivables is reviewed periodically to assess the adequacy of the provision.

Capitalisation of development cost In determining the development cost to be capitalised, Océ bases assumptions and estimates, and makes its judgement based on expected future cash flows generated by products that are the result of these development costs. Other important estimates and judgements in this assessment process are the required internal rate of return and the judgement regarding the distinction between research and development.

Provision for restructuring Océ recognises a provision for restructuring regarding cost-saving restructuring measures and the integration of acquired businesses. Provisions for restructuring include, amongst others impairment of assets, severance payments and termination fees.

Income taxes Océ is subject to income taxes in numerous jurisdictions. Judgement is required in determining the world-wide provision for income taxes. There are some transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Océ recognises deferred tax assets to the extent that it is probable that future taxable profits will allow the deferred tax assets to be recovered. This is based on estimates of taxable income by jurisdiction in which Océ operates and the period over which deferred tax assets are recoverable. In the event that actual results differ from these estimates in future periods, and depending on the tax strategies that Océ may be able to implement, changes to the recognition of deferred tax assets could be required, which could impact Océ's financial position and net income.

Defined benefit plans Defined benefit plans represent obligations that will be settled in the future. To project these obligations over a longer period of time, Océ is required to make assumptions regarding the development of these obligations. Post-employment benefit accounting is intended to reflect the recognition of future costs of defined benefit plans over the employee's expected service period, based on the term of the plans and the investment and funding decisions made. Post-employment benefit accounting requires Océ to make assumptions about variables such as discount rate, rate of compensation increase, return on plan assets and future mortality rates. Océ periodically consults outside actuaries regarding these assumptions. Changes in these assumptions can have significant impact on the defined benefit obligations [also see note 22].

Segmental Information

Business segmentation

		Wide Format Printing Systems		Digital Document Systems		total		x € million
		2006	2005	**2006**	2005	**2006**	2005	
Total revenues		**875**	834	**2,235**	1,843	**3,110**	2,677	
Operating income		**83**	71	**19**	42	**102**	113	
Net income attributable to shareholders		**54**	59	**1**	21	**55**	80	
Assets		**608**	643	**1,998**	2,204	**2,606**	2,847	
Liabilities		**274**	318	**1,611**	1,781	**1,885**	2,099	
Equity		**334**	325	**387**	423	**721**	748	
Capital expenditure*		**44**	26	**162**	123	**206**	149	
Depreciation		**30**	30	**135**	96	**165**	126	
Amortisation		**7**	7	**32**	11	**39**	18	
Impairment		**-**	1	**-**	-	**-**	1	

Geographical segmentation

	total revenues		assets		capital expenditure*		x € million
	2006	2005	**2006**	2005	**2006**	2005	
United States	**1,330**	931	**1,015**	1,193	**51**	28	
Germany	**310**	323	**309**	335	**30**	19	
The Netherlands	**285**	289	**639**	652	**85**	56	
United Kingdom	**209**	182	**101**	109	**10**	7	
France	**188**	195	**112**	117	**8**	10	
Rest of Europe	**558**	541	**313**	314	**15**	22	
Countries outside Europe and the United States	**230**	216	**117**	127	**7**	7	
Total	**3,110**	2,677	**2,606**	2,847	**206**	149	

Exchange rates of a number of currencies of importance to Océ

	average rate of 1 euro		balance sheet rate of 1 euro	
	2006	2005	**2006**	2005
Pound sterling	**0.68**	0.68	**0.67**	0.68
US dollar	**1.24**	1.25	**1.32**	1.18
Australian dollar	**1.66**	1.64	**1.68**	1.59
Swiss franc	**1.57**	1.55	**1.59**	1.55
Japanese yen	**144.63**	136.65	**153.31**	140.85

* Net capital expenditure in intangible assets, property, plant and equipment and rental equipment.

[1] Development of total revenues and gross margin

	total revenues		cost of sales		gross margin		x € million
	2006	2005	**2006**	2005	**2006**	2005	
Sales of goods	**1,819**	1,631	**- 1,065**	- 969	**754**	662	
Revenues from rental and service	**1,261**	1,010	**- 776**	- 597	**485**	413	
Interest from finance lease	**30**	36	**-**	-	**30**	36	
Total	**3,110**	2,677	**- 1,841**	-1,566	**1,269**	1,111	

In total revenues and gross margin the result of € 2.5 million [2005: € 4.7 million] on the sale of lease portfolio is shown under 'Sales of goods'.

The loss resulting from hedges of future cash flows of € 2.0 million is included in cost of sales [2005: € 0.6 million loss].

[2] Expenses by nature

	2006	2005	x € 1,000
Material costs	**- 885,044**	- 753,546	
Employee benefit expenses	**- 1,353,982**	- 1,183,371	
Depreciation, amortisation and impairment charges	**- 203,850**	- 144,410	
Operating lease payments	**- 66,441**	- 71,554	
Other expenses	**- 498,758**	- 411,852	
Total cost of sales and operating expenses	**- 3,008,075**	- 2,564,733	

[3] Employee benefit expenses

	2006	2005	x € 1,000
Wages and salaries	**- 1,109,547**	- 964,915	
Social security	**- 193,861**	- 221,690	
Pension costs for [22]:			
I defined contribution plans	**- 17,047**	- 11,430	
I defined benefit plans	**- 31,061**	16,035	
Share-based compensation [25]	**- 2,466**	- 1,371	
Total	**- 1,353,982**	- 1,183,371	

In financial year 2006 in several countries agreement was reached on significant changes in the pension schemes. The significant changes relate amongst other to a change from defined benefit plans to defined contribution plans, mainly in the United States. The resultant reduction of € 16.5 million of the provision for pensions was credited to the income statement in financial year 2006.
The reorganisation plan initiated in 2005, to achieve a further reduction in costs, continued in 2006. The reorganisation has led to a reduction of approximately 500 jobs in Europe and a reduction of approximately 300 jobs in the United States. The reorganisation costs mainly relate to personnel costs.

In the financial year 2005 agreement was reached in the Netherlands on a significant change in the pension scheme, which meant that with effect from January 1, 2006 pension entitlements are based on career average instead of on final pay. The resultant reduction of € 69.4 million of the provision for pensions was credited to the income statement in the financial year 2005.

Recognition of the release pension provision and reorganisation costs in the income statement of 2006:	pension provision	reorganisation costs	total	x € 1,000
Cost of sales	4,701	- 4,701	-	
Selling and marketing expenses	5,786	- 6,586	- 800	
Research and development expenses	120	-	120	
General and administrative expenses	5,903	- 6,741	- 838	
Total	16,510	- 18,028	- 1,518	

Recognition of the release pension provision and reorganisation costs in the income statement of 2005:	pension provision	reorganisation costs	total	x € 1,000
Cost of sales	8,029	- 8,029	-	
Selling and marketing expenses	14,185	- 10,185	4,000	
Research and development expenses	21,366	- 6,866	14,500	
General and administrative expenses	25,800	- 8,045	17,755	
Total	69,380	- 33,125	36,255	

[4] Research and development expenses	2006	2005	x € 1,000
Total expenses on research and development	- 221,143	- 231,889	
Development credit repayable and net subsidies received	-3,835	- 2,909	
Total	- 224,978	- 234,798	

104

[5] **Financial income and expenses [net]**		**2006**	2005	x € 1,000
	Interest charges and similar expenses	**- 53,801**	- 22,311	
	Interest on financing preference shares	**- 820**	-	
	Commitment fees	**- 1,840**	- 1,616	
	Foreign exchange results [net] on financing activities	**1,744**	348	
	Fair value results on financial instruments:			
	I interest rate swaps: fair value hedges	**4,911**	-	
	I fair value adjustments on borrowings	**- 4,911**	-	
	Other financial expenses	**- 1,913**	- 2,120	
	Financial expenses	**- 56,630**	- 25,699	
	Financial income - interest income	**10,608**	7,076	
	Financial income and expenses [net]	**- 46,022**	- 18,623	

[6] **Income taxes**		**2006**	2005	x € 1,000
	Current tax	**1,455**	- 3,164	
	Deferred tax	**- 1,062**	- 9,162	
		393	- 12,326	
	Tax calculated at domestic tax rates applicable to income in the respective countries	**- 15,692**	- 25,382	
	Income not subject to tax	**10,028**	9,773	
	Expenses not deductible for tax purposes	**- 5,459**	- 2,263	
	Tax credits	**650**	4,900	
	Recognition of deferred tax assets	**10,866**	646	
	Tax charge in income statement	**393**	- 12,326	

The 'Tax credits' item refers to a deferred income tax reduction of € 4.9 million [2005] in respect of research and development activities in the United States.
The effective tax rate was - 0.7% [2005: 13.0%]. The decrease is due to the recognition of deferred tax asset regarding tax-offsetable losses.

		2006	2005	x € 1,000
[7] Earnings per ordinary share for net income attributable to shareholders	Net income attributable to shareholders of ordinary shares	53,244	77,771	
	Weighted average number of ordinary shares outstanding [x 1,000]	83,899	83,698	
	Basic earnings per ordinary share	0.63	0.93	euro
	Net income attributable to shareholders of ordinary shares	53,244	77,771	
	Interest costs of convertible loans [net]	243	308	
	Net income attributable to shareholders of ordinary shares based on full conversion	53,487	78,079	
	Weighted average number of ordinary shares outstanding [x 1,000]	83,899	83,698	
	Adjustment for assumed conversion [x 1,000]	704	750	
	Adjustment for assumed equity settlement of share-based compensation [x 1,000]	974	221	
	Weighted average number of ordinary shares outstanding on the basis of conversion [x 1,000]	85,577	84,669	
	Diluted earnings per ordinary share	0.63	0.92	euro

[8] Intangible assets

	goodwill	software	technology	customer base	trade marks and other	total	x € 1,000
At December 1, 2004							
Cost	11,652	71,859	8,737	10,969	4,305	107,522	
Accumulated amortisation and impairments	10,048	43,536	4,761	10,661	1,309	70,315	
Carrying amount	1,604	28,323	3,976	308	2,996	37,207	
Movements in carrying amount in 2005:							
Expenditure	-	14,052	170	483	17	14,722	
Divestments	-	38	-	-	-	38	
Net expenditure	-	14,014	170	483	17	14,684	
Acquisition subsidiary	361,371	21,817	-	90,819	39,552	513,559	
Amortisation	-	13,998	1,641	948	1,100	17,687	
Exchange differences	8,437	1,957	216	2,207	1,270	14,087	
At November 30, 2005	371,412	52,113	2,721	92,869	42,735	561,850	
Cost	372,027	102,275	8,828	94,054	45,318	622,502	
Accumulated amortisation and impairments	615	50,162	6,107	1,185	2,583	60,652	
Carrying amount at November 30, 2005	371,412	52,113	2,721	92,869	42,735	561,850	
Movements in carrying amount in 2006:							
Expenditure	-	14,979	46,886	2,184	416	64,465	
Divestments	-	119	-	-	-	119	
Net expenditure	-	14,860	46,886	2,184	416	64,346	
Acquisition subsidiaries	12,148	1,206	36	2,954	247	16,591	
Amortisation	-	14,683	6,726	9,452	8,020	38,881	
Exchange differences	- 38,393	- 3,166	- 96	- 9,524	- 4,365	- 55,544	
At November 30, 2006	345,167	50,330	42,821	79,031	31,013	548,362	
Cost	345,790	95,706	55,070	89,062	40,886	626,514	
Accumulated amortisation and impairments	623	45,376	12,249	10,031	9,873	78,152	
Carrying amount at November 30, 2006	345,167	50,330	42,821	79,031	31,013	548,362	

Recognition of amortisation costs in the income statement:	**2006**	2005	x € 1,000
Cost of sales	**7,648**	4,211	
Selling and marketing expenses	**15,018**	5,066	
Research and development expenses	**7,264**	1,533	
General and administrative expenses	**8,951**	6,877	
Total	**38,881**	17,687	107

The column software includes internally generated software of € 23.8 million [2005: € 23.5 million]. The column technology includes capitalised product development expenses of € 26.3 million [2005: € 1.2 million].

The remaining amortisation period of intangible assets acquired or arisen from the acquisition of Imagistics International Inc. are respectively for software 6 years, for customer base 9 years and for trade marks and other intangible assets 7 years.

Océ has designated five cash-generating units for the purpose of impairment testing and has allocated the goodwill on acquisition to those cash-generating units. The five cash-generating units are:

- Corporate / Commercial Printing Systems
- Océ Business Services
- Technical Document Systems
- Display Graphics Systems
- Imaging Supplies

Goodwill allocation to cash-generating units

x € 1,000	Technical Document Systems		Display Graphics Systems		Corporate / Commercial Printing Systems		Oce Business Services		total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
United States	**30,099**	33,704	**-**	-	**273,939**	306,186	**25,333**	15,536	**329,371**	355,426
Canada	**-**	-	**-**	-	**7,676**	8,054	**-**	-	**7,676**	8,054
France	**-**	-	**938**	938	**-**	-	**-**	-	**938**	938
United Kingdom	**-**	-	**-**	-	**6,447**	6,305	**-**	-	**6,447**	6,305
Slovakia	**323**	303	**-**	-	**412**	386	**-**	-	**735**	689
Total	**30,422**	34,007	**938**	938	**288,474**	320,931	**25,333**	15,536	**345,167**	371,412

The goodwill mainly relates to the acquisition of Imagistics International Inc. in 2005.
The recoverable amount of a cash-generating unit [CGU] is calculated based on the higher of its fair value less cost to sell and its value in use. These calculations use cash flows projections based on financial forecasts approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated for another 5 years using the estimated growth rates per CGU stated below and a perpetual phase. The growth rates used in the second five-year period do not exceed the weighted average growth rates for the business in which the CGU operates. Management believes that the extrapolation for another five years can be determined reliably and gives a better reflection of Océ's cash-generating potential. The growth rates used in the perpetual phase do not exceed the average inflation rate of the economic environment in which Océ operates.

Key assumptions used for value in use calculations per CGU to which goodwill has been allocated:

in %	Technical Document Systems	Display Graphics Systems	Corporate / Commercial Printing Systems	Oce Business Services
Weighted average growth rate	2.0	6.7	4.2	10.0
Weighted average inflation rate	2.0	2.0	2.0	2.0
Pre-tax discount rate	10.9	10.9	10.9	10.9

These assumptions have been used for the analysis of each CGU within the business segment. Management forecasts profits based on past performance and its expectations for market development. The weighted average growth rates used are consistent with forecasts included in industry reports. The discount rate used is pre-tax and reflects the risk of Océ as a whole.

[9] **Property, plant and equipment**	property and plant	production equipment	other equipment	other fixed assets	under construction and prepayments	not in production process	total	x € 1,000
At December 1, 2004								
Cost	349,396	428,331	81,957	338,532	34,746	13,018	1,245,980	
Accumulated depreciation and impairments	170,020	329,794	49,020	264,351	-	9,305	822,490	
Carrying amount	179,376	98,537	32,937	74,181	34,746	3,713	423,490	
Movements in carrying amount in 2005:								
Expenditure	7,359	17,515	28,622	27,066	15,736	181	96,479	
Divestments	3,077	1,549	2,527	3,811	-	-	10,964	
Net expenditure	4,282	15,966	26,095	23,255	15,736	181	85,515	
Reclassifications	10,058	18,936	-	1,995	- 30,989	-	-	
Acquisition subsidiary	7,982	3,725	3,840	9,479	-	1,722	26,748	
Depreciation	10,395	32,320	19,310	26,051	-	302	88,378	
Impairment	-	562	-	-	-	-	562	
Exchange differences	1,847	2,157	2,405	1,702	88	68	8,267	
At November 30, 2005	193,150	106,439	45,967	84,561	19,581	5,382	455,080	
Cost	370,320	467,686	106,449	358,295	19,581	15,079	1,337,410	
Accumulated depreciation and impairments	177,170	361,247	60,482	273,734	-	9,697	882,330	
Carrying amount at November 30, 2005	193,150	106,439	45,967	84,561	19,581	5,382	455,080	
Movements in carrying amount in 2006:								
Expenditure	4,824	9,299	31,073	16,455	21,002	40	82,693	
Divestments	739	1,036	4,666	1,135	-	174	7,750	
Net expenditure	4,085	8,263	26,407	15,320	21,002	- 134	74,943	
Reclassifications	619	14,376	-	1,490	- 16,455	-30	-	
Acquisition subsidiaries	-	663	-	214	-	80	957	
Depreciation	10,561	31,334	24,980	26,299	-	686	93,860	
Exchange differences	- 2,212	- 1,918	- 2,554	- 2,040	- 146	- 118	-8,988	
At November 30, 2006	185,081	96,489	44,840	73,246	23,982	4,494	428,132	
Cost	365,631	467,311	111,126	345,352	23,982	13,400	1,326,802	
Accumulated depreciation and impairments	180,550	370,822	66,286	272,106	-	8,906	898,670	
Carrying amount at November 30, 2006	185,081	96,489	44,840	73,246	23,982	4,494	428,132	

'Other equipment' consists of machines used for Océ Business Services and internally used machines.

In 2005 an impairment loss regarding production equipment of € 0.6 million was recognised. This loss has been included in the general and administrative expenses in the income statement. The book value of 'Other fixed assets' contains an amount of € 8.6 million for finance leases [2005: € 10.3 million].

Lease payments amounting to € 66.4 million [2005: € 71.6 million] relating to the lease of buildings, machinery and equipment, are included in the income statement.

Recognition of depreciation costs in the income statement:	**2006**	2005	x € 1.000
Cost of sales	**51,458**	50,161	
Selling and marketing expenses	**24,988**	21,957	
Research and development expenses	**12,258**	10,174	
General and administrative expenses	**5,156**	6,086	
Total	**93,860**	88,378	

[10] Rental equipment

At December 1, 2005/2004		
Cost	**353,644**	302,798
Accumulated depreciation and impairments	**229,925**	244,907
Carrying amount	**123,719**	57,891
Movements in carrying amount:		
Acquisition subsidiary	**-**	50,437
Installed on rental	**127,435**	113,015
Divestments	**60,643**	64,134
Depreciation	**71,109**	37,783
Exchange differences	**-7,493**	4,293
At November 30	**111,909**	123,719
Cost	**353,771**	353,644
Accumulated depreciation and impairments	**241,862**	229,925
Carrying amount at November 30	**111,909**	123,719

In the income statement depreciation is included in full under 'Cost of sales'.

[11] Investments in associates

Carrying amount at December 1, 2005/2004	**1,480**	1,470
Movements in carrying amount:		
Share in income	**504**	580
Divestments	**-3**	-
Dividend	**-300**	-514
Exchange differences	**139**	-56
Carrying amount at November 30	**1,820**	1,480

No goodwill is included in the investment in associates at November 30, 2006 [2005: nil].

| [12] **Deferred income tax** | Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same fiscal authority. |

The changes in deferred income tax assets and liabilities were as follows:	**2006**	2005	x € 1,000
At November 30, 2005	**55,992**		
Adoption IAS 32 and IAS 39	**3,437**		
At December 1, 2005/2004	**59,429**	107,923	
Acquisition subsidiary	**-**	- 39,613	
Exchange rate differences	**- 32**	4,876	
Income statement	**-1,062**	- 9,162	
Transferred from current tax position	**- 24,729**	- 8,032	
At November 30	**33,606**	55,992	

The composition of deferred income tax assets and liabilities is as follows:	**2006**		2005		x € 1,000
	assets	liabilities	assets	liabilities	
Intangible assets	**22,344**	**56,030**	23,309	40,030	
Tangible assets	**21,201**	**-**	29,083	-	
Leasing	**-**	**27,146**	-	6,699	
Current assets	**29,277**	**-**	30,590	121	
Non-current liabilities	**69,253**	**8,431**	64,481	13,781	
Current liabilities	**-**	**16,428**	285	18,977	
Total	**142,075**	**108,035**	147,748	79,608	
Deferred income tax netted by fiscal entity:	**84,683**	**50,643**	132,948	64,808	
Carry forward losses	**38,617**	**-**	24,048	-	
Non-recognised deferred income tax receivables	**- 39,051**	**-**	- 36,196	-	
Total	**84,249**	**50,643**	120,800	64,808	

The claim for carry forward losses as at November 30, 2006 falls due as follows:	2010	2011	after 2011	unlimited	total	x € million
	0.1	0.1	13.2	25.2	38.6	

[13] **Available-for-sale financial assets**		**2006**	x € 1,000
	Carrying amount at November 30, 2005	-	
	Adoption IAS 32 and IAS 39	**10,462**	
	Carrying amount at December 1, 2005	**10,462**	
	Movements in carrying amount:		
	Additions	**539**	
	Disposals	**1,372**	
	Net gains / [losses] transferred to equity	**- 189**	
	Exchange differences	**- 51**	
	Carrying amount at November 30	**9,389**	
	Listed securities [Japan]	**513**	
	Unlisted securities [Euro-zone countries]	**8,876**	
	Total	**9,389**	

There were no impairment provisions on available-for-sale financial assets in 2006.

[14] **Derivative financial instruments**		**2006**		x € 1,000
		assets	liabilities	
	Interest rate swaps	**4,019**	**3,369**	
	Foreign exchange contracts	**8,887**	**2,961**	
	Cap on financing preference shares	**3,902**	-	
	Call option convertible debentures	-	**1,822**	
	Embedded derivatives	**674**	-	
	Total	**17,482**	**8,152**	
	Less non-current portion:			
	Interest rate swaps	**940**	**2,961**	
	Foreign exchange contracts	**2,273**	-	
	Cap on financing preference shares	**3,902**	-	
	Call option convertible debentures	-	**1,767**	
		7,115	**4,728**	
	Current portion	**10,367**	**3,424**	

Interest rate swaps Interest rate swaps are used to achieve the desired risk profile in terms of fixed and variable interest rate exposures. The central objective of the policy is to prevent a mismatch between the portfolio of rentals and leases and the financing of the Group. Efforts are made to achieve a ratio of 60% to 80% between the above fixed-interest assets and the related liabilities. The contract value / notional amount of the outstanding interest rate swaps is as follows [in millions]: € 450.6 [2005: € 580.2]. At November 30, 2006, the interest rates vary from 3.4% to 5.4% [2005: 2.3% to 4.6%]. The main floating rates are EURIBOR and US-Treasuries.

Foreign exchange contracts Océ uses foreign exchange contracts [swaps and outright contracts] to manage the foreign exchange risks. Océ does not hedge the currency translation risk arising from net investments in foreign operations. The foreign exchange management policy is aimed at protecting the gross margin and [intercompany] loan exposures denominated in foreign currencies. Regarding the gross margin, Océ applies a policy of managing the twelve months position of the US dollar and the pound sterling on a rollover basis, with hedging being applied up to a maximum of 80% of the net transaction. Intercompany loans are being hedged on a 100% basis. The principal amounts of foreign exchange contracts at the balance sheet date are as follows [in millions]:
I in respect of future cash flows: € 269.5 [2005: € 237.2];
I in respect of [intercompany] loans: € 38.4 [2005: € 197.0].

Cap on convertible financing preference shares Océ agreed revised conditions on the financing preference shares which were approved by the Annual General Meeting of Shareholders of April 20, 2006. Based on the revised conditions the holders of the financing preference shares can convert these shares into ordinary shares at a price of € 18.01 per share on November 30, 2012. The conversion option however is capped at 130% of the conversion price, the difference between the actual share price and 130% of the conversion price is recognised as a derivative financial asset [cap]. The cap is measured using a binomial option-pricing model.

Call options on convertible debentures Convertible debentures to employees contain the right to convert the debentures into the value of ordinary shares. Because only cash-conversion is applicable, the call option on convertible debentures is recognised as a derivative financial liability using the binomial option-pricing model.

Embedded derivatives Océ enters into purchase and sales contracts denominated in various currencies. In some cases this is a currency of neither party to the contract. In these cases the embedded foreign exchange contract is bifurcated from its host contract [sales or purchase contract].

Hedge accounting Océ has designated certain qualifying derivative financial instruments as hedge instruments for fair value hedge accounting or cash flow hedge accounting to manage its volatility in earnings.
The principal amount and fair value of interest rate swaps designated in a fair value hedge are as follows: € 127.7 million and € 3.5 million. The change in fair value of the item being hedged during the period of hedge accounting amounts to € 3.5 million.
The principal amount and fair value of foreign exchange contracts designated in a cash flow hedge are as follows: € 170.9 million and € 3.3 million.
For movements to and from the hedge reserve, see note 20.

[15] **Trade and other receivables**		**2006**	2005	x € 1,000
	Trade receivables [gross]	**602,271**	630,225	
	Provision for impairment of trade receivables	**- 53,240**	- 62,631	
	Trade receivables [net]	**549,031**	567,594	
	Finance lease receivables	**303,382**	343,159	
	Prepayments	**18,659**	23,813	
	Duties and taxes	**13,720**	12,001	
	Other receivables	**52,137**	53,590	
	Total	**936,929**	1,000,157	
	Less non-current portion:			
	Finance lease receivables	**199,999**	210,107	
	Other receivables	**7,864**	-	
		207,863	210,107	
	Current portion	**729,066**	790,050	

There is no concentration of credit risk with respect to trade receivables, as Océ has a large number of customers internationally dispersed.

The carrying amount of the trade and other receivables approximates the fair value.

During financial year 2006 € 6.1 million of the provision for impairment lease receivables was released to the income statement due to a change in accounting estimate. The release has been included in 'Selling and marketing expenses'.

'Other receivables' include loans provided to the Board of Executive Directors of € 0.3 million [2005: € 0.3 million]. The specification of this amount is as follows:
R.L. van Iperen € 0.1 million, J. van den Belt € 0.1 million and J.F. Dix € 0.1 million. These loans are interest-free and were made available prior to November 30, 2002. Repayment takes place upon exercise or cancellation of the annual tranche of options in respect of which the loan was provided. This item also includes an amount of € 0.5 million [2005: € 0.7 million] which was provided to personnel in the form of loans.

Finance lease receivables comprise the following components:	**2006**	2005	x € 1,000
Finance lease receivables [gross]	**359,601**	418,694	
Unearned interest	**- 54,494**	- 64,302	
Residual value	**5,701**	4,633	
	310,808	359,025	
Provision for impairment lease receivables	**- 7,426**	- 15,866	
Finance lease receivables [net]	**303,382**	343,159	
The gross finance lease receivables can be subdivided into the following duration-categories:			
Less than one year	**122,513**	133,052	
More than one year but less than five years	**220,772**	280,982	
More than five years	**16,316**	4,660	
Total	**359,601**	418,694	

[16] **Inventories**

Raw and other materials	**59,349**	61,441
Semi-finished products and spare parts	**118,286**	134,916
Finished products and trade inventories	**162,788**	167,166
Total inventory	**340,423**	363,523

[17] **Cash and cash equivalents**

Cash and bank balances	**24,018**	39,575
Time deposits	**60,978**	103,124
Total	**84,996**	142,699

The effective interest rate on time deposits was 3.29% [2005: 1.98%]; these deposits have an average maturity of 1 day [2005: 1 day].

[18] **Non-current assets held for sale**	As part of the ongoing outsourcing of the lease portfolio certain finance lease receivables, including underlying assets, are to be sold to external finance companies. These finance lease receivables have been presented as non-current assets held for sale. This transaction has been completed in December 2006.

		ordinary shares	priority shares	financing preference shares	total	x € 1.000
[19] **Share capital**	At December 1, 2004	43,634	2	10,000	53,636	
	Conversion of convertible debentures to employees	3	-	-	3	
	At November 30, 2005	43,637	2	10,000	53,639	
	Impact of adoption of IAS 32 and IAS 39	-	-	- 10,000	- 10,000	
	At December 1, 2005	43,637	2	-	43,639	
	Conversion of convertible debentures to employees	5	-	-	5	
	Reclassification of financing preference shares	-	-	10,000	10,000	
	At November 30, 2006	43,642	2	10,000	53,644	

Overview of movements in number of shares outstanding	number at December 1, 2005	conversion	repurchase	exercise of options	number at November 30, 2006
Number of ordinary shares	87,274,460	10,980	-	-	87,285,440
Treasury shares	3,564,872	-	-	- 260,566	3,304,306
Number of ordinary shares	83,709,588	10,980	-	260,566	83,981,134
Priority shares	30	-	-	-	30
Financing preference shares	20,000,000	-	-	-	20,000,000

Authorised capital The authorised capital amounts to € 175,001,500 and is subdivided into:

I 145,000,000 ordinary shares of € 0.50 each;

I 30 priority shares of € 50 each;

I 30,000,000 convertible cumulative financing preference shares of € 0.50 each; and

I 175,000 cumulative protective preference shares of € 500 each.

All issued shares are fully paid-in.

Ordinary shares During the financial year the total number of ordinary shares increased by 271,546 to 83,981,134 as at November 30, 2006. The main reason for this was the exercise of share options in connection with the share option plan.

Priority shares All priority shares are issued. They are held by Foundation Fort Ginkel, Venlo, the directors of this Foundation are: J.L. Brentjens [chairman], R.L. van Iperen and F.J. de Wit. The Articles of Association grant certain rights to the holders of priority shares, including the following:
| they determine the number of members of the Supervisory and Executive Boards;
| they draw up a binding nomination list for shareholders for the appointment of Supervisory and Executive Directors;
| alteration of the Articles of Association is possible only if proposed by them;
| their approval is required for the issue of shares as yet not issued.
In any one year not more than € 60 may be distributed as a dividend on all the priority shares together. The Board of Executive Directors of Océ N.V. and the directors of Foundation Fort Ginkel are jointly of the opinion that, as regards the exercise of the voting rights attaching to the priority shares, Foundation Fort Ginkel has complied with the requirements set in respect hereof in Appendix X of Euronext Rulebook, Book II, General Rules Euronext Amsterdam Stock Market.

Financing preference shares In 1996 5,000,000 financing preference shares were placed with the Foundation 'Stichting Administratiekantoor Preferente Aandelen Océ' [Administration office] in return for the issue to a number of institutional investors of registered depository receipts with limited cancellability. As a result of a share split the number of financing preference shares currently placed amounts to 20,000,000. With effect from May 3, 2006 conversion of financing preference shares into ordinary shares is possible with due regard to the regulations of article 41 of the Articles of Association of Océ N.V.
The directors of the Administration office are: P.H. Vogtländer [chairman], S. Bergsma, J.M. Boll, J. Klaassen and J. Zuidam.

Protective preference shares Since 1979 the Company has been under the irrevocable obligation to issue protective preference shares to the Lodewijk Foundation, Venlo, on the latter's first request. As to the nominal value of such issue, the Company's obligation is since February 1997 related to at most an amount equal to the total nominal value of the ordinary and financing preference shares of the Company issued at the time of the request. The directors of the Lodewijk Foundation are: N.J. Westdijk [chairman], S.D. de Bree, M.W. den Boogert and F.J.G.M. Cremers.
The Board of Executive Directors of Océ N.V. and the directors of the Lodewijk Foundation are jointly of the opinion that, as regards the independence of the directors of the Lodewijk Foundation, the requirements set in respect hereof in Appendix X of Euronext Rulebook, Book II, General Rules Euronext Amsterdam Stock Market have been complied with.

Treasury shares The Group's policy is to purchase shares required to settle equity-settled share-based compensation plans and share-based compensation plans with cash alternatives either before or upon settlement.

[20] Other reserves

x € 1,000

		legal reserves				
	treasury shares	hedging reserve	available-for-sale investments	currency translation differences	other legal reserves	total
At December 1, 2004	- 52,285	-	-	- 140,391	2,441	- 190,235
Currency translation differences						
| Group	-	-	-	34,875	-	34,875
| investments in associates	-	-	-	- 56	-	- 56
Share-based compensation [25]						-
| proceeds from shares reissued	4,419	-	-	-	-	4,419
Purchase of treasury shares	- 1,517	-	-	-	-	- 1,517
Other changes	-	-	-	-	- 186	- 186
At November 30, 2005	- 49,383	-	-	- 105,572	2,255	- 152,700
Impact of adoption of IAS 32 and IAS 39	-	- 7,886	-	-	-	- 7,886
At December 1, 2005	- 49,383	- 7,886	-	- 105,572	2,255	- 160,586
Cash flow hedges:						
| transferred to hedging reserve	-	5,860	-	-	-	5,860
| recycled to the income statement	-	4,338	-	-	-	4,338
Currency translation differences						
| Group	-	-	-	- 42,656	-	- 42,656
| investments in associates	-	-	-	139	-	139
Share-based compensation [25]						
| proceeds from shares reissued	3,561	-	-	-	-	3,561
Other changes	-	-	- 189	-	25,354	25,165
At November 30, 2006	- 45,822	2,312	- 189	- 148,089	27,609	- 164,179

Océ is a company incorporated under Dutch law. In accordance with the Dutch Civil Code, legal reserves have to be established in certain circumstances. The currency translation reserve, the available-for-sale investments reserve, the hedging reserve and the other legal reserves are legal reserves. The other legal reserves consist of a reserve for non-distributed income of investments in associates and for capitalised development costs. Legal reserves are not available for distribution to Océ's shareholders. If the currency translation reserve or the cash flow hedging reserve has a negative balance, distributions to Océ's shareholders are restricted to the extent of the negative balance.

[21] **Borrowings**	2006	2005	x € 1.000
Convertible debentures to employees	7,249	8,189	
6.18% semi-annual USPP Notes due in 2011	116,755	-	
6.31% semi-annual USPP Notes due in 2013	43,973	-	
6.38% semi-annual USPP Notes due in 2016	2,274	-	
5.82% semi-annual USPP Notes due in 2016	29,654	-	
6.25% annual debenture due in 2007	-	123,129	
Drawn under € 500 million facility [5.911% - 5.974%]	204,701	-	
Drawn under € 150 million facility [2.55% - 6.06%]	103,681	-	
Other loans	19,611	88,742	
Finance lease obligations	5,100	7,052	
Non-current	532,998	227,112	
Convertible debentures to employees	1,512	2,966	
Bank overdrafts	4,976	12,336	
6.375% annual debenture due in 2006	-	96,247	
6.25% annual debenture due in 2007	123,129	-	
4.7% bridge facility due in 2006	-	438,068	
Other loans	44,513	114,840	
Finance lease obligations	5,616	4,759	
Current	179,746	669,216	
Total borrowings	712,744	896,328	

Redemption of borrowings is as follows:	2006	2005	x € 1.000
12 months or less	179,746	669,216	
1-2 years	20,384	158,276	
2-3 years	2,548	58,458	
3-4 years	988	2,136	
4-5 years	426,136	1,438	
more than 5 years	82,942	6,804	
Total	712,744	896,328	

The carrying amounts of the borrowings are denominated in the following currencies:

	2006	2005	x € 1,000
Euro	**157,101**	297,273	
US dollar	**424,474**	496,769	
Pound sterling	**40,826**	9,115	
Other	**90,343**	93,171	
	712,744	896,328	

The fair value of borrowings is € 13.5 million higher than the carrying amount [2005: € 10.4 million]. The carrying amount of borrowings is € 3.7 million higher than the face value, as a result of the application of fair value hedge accounting.

In 2006, Océ concluded an $ 215 million and a £ 20 million US Private Placement and an € 650 million multi-currency revolving credit facility, to refinance its maturing debentures and other loans and to finance the acquisition of Imagistics International Inc.

The average effective interest rates are as follows:	**2006**	2005	per cent
Convertible debentures to employees	**3.99**	4.18	
Debentures and other loans	**5.71**	5.41	
Finance lease obligations	**10.25**	8.80	

Employees may opt for convertible personnel debentures under the annual profit-sharing scheme. The duration is 6.5 years. The average conversion price is € 11.87 [2005: € 11.94].

The fixed interest rates of the euro [debenture] loans have been fully swapped into variable interest rates.

Finance lease obligations Redemption of the finance lease obligations will take place from 2007 up to and including 2011.

Covenants In order to refinance part of its debt obligations Océ entered into the US Private Placement Market and a multi-currency revolving credit facility with a number of international banks.
The multi-currency revolving credit facility consists of a € 500 million credit facility to Océ N.V. and a € 150 million credit facility to Océ-Interservices N.V./S.A.
The contracts of the US Private Placements to Océ N.V. of $ 215 million and £ 20 million have similar documentation containing financial covenants, specifically a leverage test and an interest coverage test at levels that are market customary for a company with a credit profile similar to Océ. There was no breach of covenants during the financial year 2006.

[22] **Retirement benefit obligations**		**2006**	2005	x € 1,000
	Balance sheet obligations:			
	Defined benefit plan	**421,262**	433,317	
	Pension costs for:			
	I Defined contribution plans	**17,047**	11,430	
	I Defined benefit plans	**31,061**	- 16,035	
	Total	**48,108**	- 4,605	
	Recognition of pension costs in the income statement:			
	Cost of sales	**18,441**	16,004	
	Selling and marketing expenses	**13,297**	4,698	
	Research and development expenses	**8,920**	- 7,875	
	General and administrative expenses	**7,450**	- 17,432	
	Total	**48,108**	- 4,605	

Defined contribution plan:

The contributions are recognised as 'Defined contribution plan' under 'Trade and other liabilities' when they are due.

Defined benefit plan:

The weighted average actuarial assumptions are:	**2006**	2005	x € 1,000
Discount rate	**4.65**	4.47	per cent
Expected return on plan assets	**6.12**	6.67	
Expected increase in salaries	**2.73**	2.69	
Expected increase in benefits	**1.90**	2.05	
The pension costs for defined benefit plans are charged to the income statement as follows:			
Current service costs	**46,641**	47,738	
Interest costs	**67,856**	67,779	
Expected return on plan assets	**- 66,544**	- 62,163	
Amortisation of [gains] / losses	**377**	-	
Curtailments / settlements	**- 17,269** "	- 69,389 *	
Total	**31,061**	- 16,035	

---

* This mainly relates to the release of the pension provision of € 16.5 million in financial year 2006 (2005: € 69.4 million). See page 104.

The amounts included in the balance sheet are determined as follows:	2006	2005	x € 1,000
Present value of funded obligations	- 1,289,549	- 1,288,620	
Fair value of plan assets	1,149,417	1,077,013	
	- 140,132	- 211,607	
Present value of unfunded obligations	- 259,623	- 256,686	
Funded status	- 399,755	- 468,293	
Unrecognised actuarial [gains] / losses	- 21,471	35,079	
Unrecognised past service costs	- 36	- 103	
Liability in the balance sheet	- 421,262	- 433,317	
Movements in defined benefit obligation:			
Defined benefit obligation at December 1, 2005/2004	- 1,545,306	- 1,390,269	
Current service costs	- 46,641	- 47,738	
Interest costs	- 67,856	- 67,779	
Employee contributions	- 12,296	- 13,868	
Actuarial gains / [losses]	45,686	- 111,607	
Amendments	20,285**	69,615**	
Benefits paid	40,584	37,007	
Exchange differences	16.372	- 20,667	
Defined benefit obligation at November 30	- 1,549,172	- 1,545,306	
Movements in the fair value of the plan assets:			
Fair value of assets at December 1, 2005/2004	1,077,013	896,934	
Actual return on plan assets	76,331	139,101	
Employer contributions	40,048	48,711	
Employee contributions	12,296	13,868	
Amendments	- 2,461**	-	
Benefits paid	- 40,584	- 37,007	
Exchange differences	- 13,226	15,406	
Fair value of plan assets at November 30	1,149,417	1,077,013	

** This mainly relates to a change from defined benefit plans to defined contribution plans in financial year 2006, which resulted in the release of the pension provision of
€ 16.5 million, net of the related and not yet recognised actuarial losses [2005: € 69.4 million]. See page 104.

[23] Trade and other liabilities

	2006	2005	x € 1 000
Trade accounts payable	**199,952**	185,756	
Notes payable	**9,330**	8,286	
Other taxes and social security payable	**65,719**	60,175	
Dividend financing preference shares	**1,733**	2,108	
Defined contribution plan	**3,688**	2,505	
Salary expenses and payroll taxes	**154,939**	156,477	
Share-based compensation [25]	**6,304**	5,649	
Deferred income	**56,575**	56,238	
Other liabilities	**38,868**	22,795	
Accrued expenses	**68,914**	93,293	
Total	**606,022**	593,282	
Less non-current portion	**15,137**	5,637	
Current portion	**590,885**	587,645	

The carrying amounts approximate the fair values.

[24] Provisions for other liabilities and charges

	other long term employee benefits	employee termination benefits	restructuring	other	total	x € 1,000
at November 30, 2005	37,073	19,274	23,397	27,480	107,224	
Addition charged to income statement	3,575	5,551	13,868	5,496	28,490	
Release to income statement	467	110	2,739	1,621	4,937	
Withdrawals	3,539	9,398	22,401	10,624	45,962	
Exchange differences	- 54	- 26	- 223	- 1,312	- 1,615	
at November 30, 2006	36,588	15,291	11,902	19,419	83,200	

The distribution was as follows:	**2006**	2005	x € 1,000
Current	**29,291**	53,579	
Non-current	**53,909**	53,645	
Total	**83,200**	107,224	

Other long-term employee benefits include long-service leave awards, jubilee and other long-service benefits.

Employee termination benefits relate mainly to an early retirement program in Germany ['Altersteil-zeit']. This program can be used by Océ to create an incentive for employees, within a certain age group, to transition from [full or part-time] employment into retirement before their legal retirement age.

Restructuring relates mainly to the restructuring that was initiated in 2005 to achieve further reduction in costs.

Other relates amongst other to [legal] proceedings, guarantee commitments and onerous contracts in respect of buildings.

Of the total reorganisation costs of € 18.0 million, an amount of € 11.1 million has been included under the restructuring provision, € 4.3 million under employee termination benefits and € 2.6 million under other provisions.

[25] **Share-based compensation**

As an incentive for the achievement of Océ's objectives over the long-term and to stimulate a long-term involvement with the company, Océ operates several share-based compensation plans, which were granted to certain senior company executives.

	settlement type	fair value at November 30, 2005	total expense recognised in the income statement	fair value at November 30, 2006	x € 1,000
Share option plans	cash alternatives	5,635	168	5,803	
Share plans	equity / cash alternatives	81	2,298	2,379	
Total		5,716	2,466	8,182	

At November 30, 2006, the liability arising from share-based compensation amounts to € 6.3 million [2005: € 5.6 million].

The intrinsic value of vested share-based compensation at November 30, 2006 amounts to € 2.5 million [2005: € 2.7 million].

Share option plans Up to and including the 2005 financial year, Océ issued share option plans to a group of eligible employees in which option rights and/or Share Appreciation Rights [SARs] in respect of ordinary shares in Océ were granted. In addition, conditional options were also granted to a limited number of participants.

Share option plans have an average vesting period of 2.5 years and an exercise period of 6 years. During the exercise period, the employees have an American call option on ordinary shares Océ. The fair value of the option plan is measured using a binomial option-pricing model. The expected volatility was determined using the historical volatility of the equivalent period in the past from the moment of measurement. The expected dividends of € 0.58 per share are based on the past and proposed dividends. The risk free rate used is based on the 'Marginal Lending Facility' of the European Central Bank [4.25 %]. Based on historical data, it is expected that employees on average will exercise their option early if the stock price is 34 % above the exercise price. The table on the following page shows the rights granted under this share option plan.

share option plan of year	number of options granted		exercise price in euro	outstanding at November 30, 2005	forfeited/ expired	exercised	outstanding at November 30, 2006	expiration date
Exercisable								
2001	847,500		18.10-24.44	404,000	404,000	-	-	29-11-2005/2006
2002	716,000	unconditional	9.77-13.19	466,500	3,000	109,000	354,500	28-11-2009/2010
2003	793,000	unconditional	10.75-14.51	597,000	3,000	83,000	511,000	27-11-2010/2011
2004	692,500	unconditional	12.21-12.30	643,500	4,000	48,000	591,500	26-11-2011/2012
2005	328,000	unconditional	11.25	321,000	3,000	15,000	303,000	30-11-2012
Unexercisable								
2004	446,000	conditional	12.21	384,000	384,000	-	-	26-11-2011/2012
2005	195,000	unconditional	11.25-15.19	195,000	-	4,000	191,000	30-11-2013
2005	492,000	conditional	11.25	492,000	8,000	-	484,000	30-11-2013
Total	4,510,000			3,503,000	809,000	259,000	2,435,000	
Average exercise price in euro				12.08	15.23	10.64	11.19	

All share options are conditional on employees completing the 2 or 3 year's vesting period [service condition], 'conditional' mentioned above refers to additional vesting conditions.

Regulation Participation in the Océ share option plans is subject to regulations so as to prevent the misuse of inside information. Participants are prohibited from trading in Océ options on the Euronext Options Exchange in Amsterdam and are not allowed to dispose of or pledge the options that they have been granted.
Participants have to transfer the exercise of their options to an independent Trustee designated by the company; this Trustee will then exercise the options according to the instructions given by the participants. Participants can only give such instructions if they are not in possession of inside information during the designated exercise periods. A designated period is a period of at most 9 stock exchange trading days after publication of the quarterly results.

Total number of options/SARs As at November 30, 2006 a total of 1,951,000 unconditional option rights or SARs [2005: 2,627,000] in respect of ordinary shares were outstanding at an average exercise price of € 11.17 [2005: € 12.22], whilst a total of 484,000 conditional option rights [2005: 876,000], based on an Operating Income Per Share norm of at least 10% annually, had been granted at an average exercise price of € 11.25 [2005: € 11.67]. The average remaining duration of these options is five years.

Share plan At the end of 2004 the share option plan for the members of the Board of Executive Directors and at the end of 2005 the share option plan for other senior managers was replaced by a share plan. For former senior executives of Imagistics International Inc. a transitional plan is in place. As a result of the appointment of Mr. A.H. Schaaf to the Board of Executive Directors, a fourth plan is in place. All share plans are subjected to a service condition. At the end of the vesting period, holders can choose between full settlement in shares or partial settlement in cash, to fulfil their tax obligation, and the remaining part in shares.

Share plan Board of Executive Directors At the beginning of 2005 a conditional right to shares was granted to the members of the Board of Executive Directors for the first time.
The share plan comprises the conditional granting of shares in Océ N.V. Each year a plan with a vesting period starts in which the company's performance is measured at the end of the relevant period against that of a peer group of companies. The conditional number of shares corresponds to a percentage [at the most 60%] of the fixed reference salary divided by the price of the share on the stock market on the first day of the vesting period. The relative ranking that Océ achieves in the peer group determines the definitive number of shares that are granted. The Board of Executive Directors may choose at the end of the vesting period to settle part of the plan in cash to pay the tax amount due. The remaining shares vested must be retained by the members of the Board of Executive Directors for a specified period [lock-up period].

Share plan senior managers At the beginning of 2006 a conditional right to shares was granted to senior managers for the first time. The share plan for senior managers comprises the conditional granting of shares in Océ N.V. The vesting period is 3 years and the non-market based performance condition is a target operating income. Depending on growth in target operating income, the vesting of the number of shares can vary between 0 and 120 percent of the conditional number of shares granted.

Share plan Imagistics The share plan Imagistics comprises the conditional granting of shares in Océ N.V. The graded vesting period is 3 years, on December 1st of each year 33.3% of the grant vests.

Share plan July 2006 This share plan comprises the granting of conditional shares in Océ N.V. to Mr. A.H. Schaaf. The graded vesting period has a term of 2.5 years. The shares vest 33.4% immediately and 22.2% on January 31st of each calendar year during the vesting period.

share plan	year	number of conditionally shares granted	stock price at grant day in euro	conditionally outstanding shares at November 30, 2005	granted	vested	forfeited / expired	conditionally outstanding shares at November 30, 2006	end of vesting period	lock-up period in years
Board of Executive Directors	2005	71,713	12.55	71,713	-	-	-	71,713	28-2-2008	3
Board of Executive Directors	2006	66,083	14.30	-	66,083	-	-	66,083	28-2-2009	2
Other managers	2006	386,750	14.25	-	386,750	-	4,250	382,500	30-11-2008	-
Imagistics	2005	162,552	12.11	-	162,552	-	9,509	153,043	1-12-2008	-
July 2006	2006	34,630	12.28	-	34,630	11,566	-	23,064	30-1-2009	-
Total		721,728		71,713	650,015	11,566	13,759	696,403		

[26] Directors' remuneration

The individual remuneration of the members of the Board of Executive Directors is:

	periodic pay	performance related pay over 2006	total	pension contributions	in euro
R.L. van Iperen	637,533	126,000	763,533	351,008	
J. van den Belt	476,491	94,500	570,991	163,440	
J.F. Dix	480,658	94,500	575,158	195,399	
A.H. Schaaf	196,911	231,179	428,090	52,386	

For more information, see pages 55 and 56.

amounts in euro	age on November 30, 2006	final pension age	increase in accrued entitlements 2006	accrued pension rights as at November 30, 2006	capital build-up in defined contribution plan as at November 30, 2006
R.L. van Iperen	53	60	14,320	242,670	392,964
J. van den Belt	60	62	4,817	44,952	278,011
J.F. Dix	60	62	11,599	211,910	218,491
A.H. Schaaf	52	65	948	948	-

Pension entitlements The above table shows the accrued pension entitlements of the members of the Board of Executive Directors and the annual pension amounts that would be paid to them on the basis of their years of service as at the end of 2006. With effect from January 2003 the pension scheme for members of the Board of Executive Directors was converted from a defined benefit plan into a hybrid scheme [defined benefit plus defined contribution plan].

127

	share option plan of year	number of options granted	exercise price in euro	outstanding at November 30, 2006	expiration date
R.L. van Iperen	2002	unconditional 21,000	9.77	21,000	November 28, 2010
	2003	unconditional 21,000	10.75	21,000	November 27, 2011
	2004	unconditional 21,000	12.21	21,000	November 26, 2012
J. van den Belt	2002	unconditional 17,500	9.77	17,500	November 28, 2010
	2003	unconditional 17,500	10.75	17,500	November 27, 2011
	2004	unconditional 17,500	12.21	17,500	November 26, 2012
J.F. Dix	2002	unconditional 17,500	9.77	17,500	November 28, 2010
	2003	unconditional 17,500	10.75	17,500	November 27, 2011
	2004	unconditional 17,500	12.21	17,500	November 26, 2012

At the end of the financial year the members of the Board of Executive Directors held 11,566 ordinary shares in Océ [2005: nil] and nil rights to options listed on the Euronext Options Exchange.

	share plan of year	number of conditionally shares granted	stock price at first day of performance period in euro	conditionally outstanding shares at November 30, 2006	expiration date
R.L. van Iperen	2005	28,685	12.55	28,685	February 28, 2008
	2006	26,433	14.30	26,433	February 28, 2009
J. van den Belt	2005	21,514	12.55	21,514	February 28, 2008
	2006	19,825	14.30	19,825	February 28, 2009
J.F. Dix	2005	21,514	12.55	21,514	February 28, 2008
	2006	19,825	14.30	19,825	February 28, 2009
A.H. Schaaf	2006	34,630	12.28	23,064	January 30, 2009

The remuneration for the 2006 financial year of the present and former members of the Board of Supervisory Directors amounted to € 226,973 [2005: € 221,145]. The remuneration for the Board of Supervisory Directors is fixed at € 46,355 for the chairman and at € 30,903 for the members, in conformity with the information set out on page 58. At the end of the financial year the members of the Board of Supervisory Directors held 2,969 ordinary shares in Océ [2005: 2,969] and nil rights to options listed on the Euronext Options Exchange [2005: nil].

Operating leases

Operational lease receivables are receivables arising from contracts for the equipment rented out to third parties. The future minimum rental revenues amount to:

	2006	2005	x € million
Less than one year	171	173	
More than one year but less than 5 years	170	174	
	341	347	

Commitments, Contingencies and Legal Proceedings

Commitments Repurchase commitments amounting to € 7.5 million [2005: € 7.7 million] exist under the terms of lease contracts with third parties. In respect of these commitments, the amount expected to be paid within one year is nil [2005: nil] and the amount expected to be paid within five years is € 7.5 million [2005: € 7.7 million]. As a result of these commitments the machines can be sold again upon their return. The estimated market value upon return is higher than the repurchase commitment.

Total contracted operational lease commitments amount to € 286 million [2005: € 315 million]. The commitments mature over the next years as follows:

		x € million
2007	79	
2008	59	
2009	43	
2010	27	
2011	22	
after 2011	56	
Total	286	

Other commitments, such as purchase contracts etc., have been entered into solely as part of normal business operations.

Contingent liabilities	2006	2005	x € million
Guarantee commitments	10.4	2.5	
Government development credits	45.9	48.0	

Government development credits are received for product development. These credits are subject to a contingent repayment.

Legal proceedings Océ is involved in a number of legal proceedings, most of which relate to matters resulting from the normal conduct of business. Océ does not expect these court cases to result in obligations that may have a material effect on the company's financial position. To cover those cases in which it is likely that the outcome of the legal proceedings will be unfavourable for Océ and in which the resultant obligation can be reliably estimated a provision has been made in the consolidated financial statements.

Business Combinations

In 2006 Océ completed the initial accounting of Imagistics International Inc. that was acquired on October 31, 2005. The comparative figures [financial year 2005] presented in the consolidated financial statements include the carrying amounts of the assets and liabilities adjusted as result of the completion of the initial accounting.

The completion of the initial accounting of Imagistics International Inc. had the following effect on the assets and liabilities of Océ	provisional fair values	fair values	x € 1,000
Goodwill	350,602	361,371	
Other intangible assets	152,188	152,188	
Property, plant and equipment	26,748	26,748	
Rental equipment	50,437	50,437	
Other financial assets	479	479	
Inventories	66,220	66,220	
Trade and other receivables	91,672	86,561	
Current income tax receivables	13,461	13,461	
Deferred income tax liabilities	- 33,605	- 39,613	
Provisions for other liabilities and charges	- 2,291	- 2,291	
Trade and other liabilities	- 78,492	- 78,142	
Total purchase consideration	637,419	637,419	

On November 9, 2006 Océ acquired CaseData Inc. a provider of electronic discovery and litigation support services to US law firms and corporations in the United States and the Philippines.

On October 2, 2006 Océ acquired all activities of X Engineering Systems XES Oy a provider of wide format display graphics in Finland.

The acquired businesses contributed revenues of € 1.4 million to the Group for the period October 2, 2006 to November 30, 2006. If the acquisitions had occurred on December 1, 2005 we estimate that Océ's revenues would have been € 3,125 million.

The fair value of assets and liabilities arising from acquisitions are as follows:	CaseData	X Engineering Systems XES Oy	x € 1,000
Goodwill	12,148	-	
Software	1,206	-	
Technology	36	-	
Customer base	1,527	1,427	
Trade marks and other	247	-	
Property, plant and equipment	922	35	
Trade and other receivables	4,834	-	
Inventories	-	353	
Borrowings	- 2,616	-	
Trade and other liabilities	- 483	-	
Total purchase consideration	17,821	1,815	

The acquiree's carrying amounts are as follows:	CaseData	X Engineering Systems XES Oy	x € 1,000
Technology	36	-	
Trade marks and other	6	-	
Property, plant and equipment	922	35	
Trade and other receivables	4,834	-	
Inventories	-	353	
Borrowings	- 2,616	-	
Trade and other liabilities	- 483	-	
Net assets	2,699	388	

The fair values identified upon acquisition are provisional and may still be subject to change.
Changes in fair values will be shown as an adjustment to the initial identified goodwill within one year after acquisition date.

The goodwill arising from the acquisition of CaseData Inc. mainly relates to the anticipated operational synergy effects.

Related-party Transactions

Océ provided loans to the Board of Executive Directors of € 0.3 million [2005: € 0.3 million].
For a specification of this amount reference is made to note 15.

Océ is not a party to any transactions or loans with any other party that controls Océ, is controlled by Océ or is under common control with Océ, or any associates, individuals or enterprises with significant control over Océ or the Board of Executive Directors.

Océ N.V.

Balance Sheet at November 30

before net income appropriation **Assets**		**2006**	2005	x € 1.000
Non-current assets [27]	Investments in Group companies	**652,577**	582,078	
	Receivables from Group companies	**568,080**	969,822	
	Investments in associates	**1,820**	1,477	
	Available-for-sale financial assets	**524**	-	
	Derivative financial instruments [28]	**7,115**	-	
	Other receivables	**790**	-	
	Other financial assets	**-**	871	
		1,230,906	1,554,248	
Current assets	Receivables from Group companies	**296,748**	84,095	
	Derivative financial instruments [28]	**9,693**	-	
	Other receivables	**275**	7,241	
	Current income tax receivables	**5,296**	-	
	Cash and cash equivalents [29]	**59,918**	108,479	
		371,930	199,815	
Total		**1,602,836**	1,754,063	

Océ N.V. Income Statement

	2006	2005	x € 1.000
Income of consolidated companies after taxes	**54,145**	70,650	
Other income after taxes	**832**	9,229	
Net income attributable to shareholders	**54,977**	79,879	

Equity and liabilities		2006	2005	x € 1.000
Equity attributable	Ordinary shares	43,642	43,637	
to shareholders	Priority shares	2	2	
	Financing preference shares	10,000	10,000	
	Share premium	511,569	511,485	
	Treasury shares	- 45,822	- 49,383	
	Legal reserves	- 118,357	- 103,317	
	Retained earnings	228,505	218,522	
	Net income attributable to shareholders	54,977	79,879	
		684,516	710,825	
Non-current	Borrowings [30]	408,355	135,856	
liabilities	Payables to Group companies	31,588	34	
	Derivative financial instruments [28]	4,728	-	
	Other liabilities [31]	6,304	5,637	
	Deferred income tax liabilities	8,269	764	
		459,244	142,291	
Current liabilities	Payables to Group companies	302,757	293,217	
	Borrowings [30]	147,672	597,512	
	Derivative financial instruments [28]	3,424	-	
	Other liabilities [31]	5,223	10,218	
		459,076	900,947	
Total		1,602,836	1,754,063	

Notes to the Balance Sheet and the Income Statement

Summary of Significant Accounting Policies The corporate financial statements of Océ N.V. have been prepared in accordance with provisions of Part 9, Book 2 of the Dutch Civil Code. We have applied the option in Article 362 [8] to use the same accounting principles for the recognition and measurement of assets and liabilities and determination of results for the corporate financial statements as the consolidated financial statements.

With effect from financial year 2005, Océ N.V. has prepared its consolidated financial statements in accordance with International Financial Reporting Standards, as adopted by the European Union. Until financial year 2005 the corporate financial statements of Océ N.V. were prepared under Dutch GAAP. As a result of the application of the accounting policies used in the consolidated financial statements in the corporate financial statements, Océ has implemented a change in accounting policies in the corporate financial statements to reflect the adoption of IFRS. The change in accounting policies, which is applied retrospectively, has impacted:
- equity by € 69.7 million as at December 1, 2004 and by € 70.0 million as at November 30, 2005;
- the carrying amount of our investments in Group companies by € 65.2 million as at December 1, 2004 and by € 65.0 million as at November 30, 2005;
- other liabilities by € 4.7 million as at December 1, 2004 and by € 5.7 million as at November 30, 2005; and
- deferred income taxes by € 0.2 million as at December 1, 2004 and by € 0.7 million as at November 30, 2005.

For details reference is made to the Notes to the Consolidated Financial Statements, 'Transition to IFRS'

As of December 1, 2005 IAS 32 and IAS 39 and IFRS 5 have been adopted. For details reference is made to the Notes to the Consolidated Financial Statements, 'Adoption of IAS 32, IAS 39 and IFRS 5 as of December 1, 2005'.

Investments in Group companies are carried at net asset value. The net asset value is established by valuing assets, provisions and liabilities and calculating the result in accordance with the accounting policies applied in the consolidated financial statements.

For a list of principle Group companies reference is made to pages 145 and 146. Investments in Group companies are included at the pro rata value of Océ's share in their net asset value.

For principles of recognition and measurement of assets and liabilities and determination of results reference is made to the Notes to the Consolidated Financial Statements.

Océ N.V.

[27] Non-current assets	investments in Group companies	receivables from Group companies	investments in associates	available-for-sale financial assets	derivative financial instruments	other receivables	other financial assets	total	x € 1,000
At November 30, 2004	469,272	530,406	1,467	-	-	-	673	1,001,818	
Impact of first time adoption IFRS	- 65,199	-	-	-	-	-	-	- 65,199	
At December 1, 2004	404,073	530,406	1,467	-	-	-	673	936,619	
Changes in 2005									
Incorporation and capital increase	147,838	-	-	-	-	-	-	147,838	
Share in income	70,650	-	66	-	-	-	-	70,716	
Elimination result on transactions between Group companies	- 23,354	-	-	-	-	-	-	- 23,354	
Capital decrease	- 17,475	-	-	-	-	-	-	- 17,475	
Dividend	- 34,295	-	-	-	-	-	-	- 34,295	
Additions	-	578,587	-	-	-	-	-	578,587	
Repayments	-	- 170,295	-	-	-	-	-	- 170,295	
Gains / (losses)	-	-	-	-	-	-	221	221	
Foreign currency translations	34,641	31,124	- 56	-	-	-	- 23	65,686	
At November 30, 2005	582,078	969,822	1,477	-	-	-	871	1,554,248	
Adoption IAS 32 and IAS 39	- 202	-	-	764	8,828	781	-871	9,300	
At December 1, 2005	581,876	969,822	1,477	764	8,828	781	-	1,563,548	
Changes in 2006									
Incorporation and capital increase	79,001	-	-	-	-	-	-	79,001	
Share in income	54,145	-	504	-	-	-	-	54,649	
Elimination result on transactions between Group companies	- 7,568	-	-	-	-	-	-	- 7,568	
Dividend	- 12,430	-	- 300	-	-	-	-	- 12,730	
Additions	-	2,342	-	-	-	171	-	2,513	
Repayments	-	- 344,788	-	-	-	-	-	- 344,788	
Gains / (losses)	-	-	-	- 189	- 1,713	-162	-	- 2,064	
Foreign currency translations	- 42,447	- 59,296	139	-51	-	-	-	- 101,655	
At November 30, 2006	652,577	568,080	1,820	524	7,115	790	-	1,230,906	

135

In 2005 Orange Merger Corp. was established. Imagistics International Inc. was acquired via this affiliated company. Following the acquisition Orange Merger Corp. and Imagistics International Inc. were merged.

[28] Derivative financial instruments	2006		x € 1,000
	assets	liabilities	
Interest rate swaps	4,019	3,369	
Foreign exchange contracts	8,887	2,961	
Cap on financing preference shares	3,902	·	
Call option convertible debentures	-	1,822	
Total	16,808	8,152	
Less non-current portion:			
Interest rate swaps	940	2,961	
Foreign exchange contracts	2,273	·	
Cap on financing preference shares	3,902	·	
Call option convertible debentures	-	1,767	
	7,115	4,728	
Current portion	9,693	3,424	

[29] Cash and cash equivalents	2006	2005	x € 1,000
Cash and bank balances	918	6,579	
Time deposits	59,000	101,900	
Total	59,918	108,479	

Equity attributable to shareholders

For specification see statement of changes in equity and notes 19 and 20 of the Consolidated Financial Statements.

[30] Borrowings

	2006	2005	x € 1,000
Convertible debentures to employees	7,249	8,189	
6.18% semi-annual USPP Notes due in 2011	116,755	-	
6.31% semi-annual USPP Notes due in 2013	43,973	-	
6.38% semi-annual USPP Notes due in 2016	2,274	-	
5.82% semi-annual USPP Notes due in 2016	29,654	-	
6.25% annual debenture due in 2007	-	123,129	
Drawn under € 500 million facility [5.911% - 5.974%]	204,701	-	
Other loans	3,749	4,538	
Non-current	408,355	135,856	
Convertible debentures to employees	1,512	2,966	
Bank overdrafts	1,258	5,324	
6.375% annual debenture due in 2006	-	96,247	
6.25% annual debenture due in 2007	123,129	-	
4.7% bridge facility due in 2006	-	438,068	
Other loans	21,773	54,907	
Current	147,672	597,512	
Total borrowings	556.027	733,368	

Redemption of borrowings is as follows:	2006	2005	x € 1,000
12 months or less	147,672	597,511	
1-2 years	1,304	124,576	
2-3 years	934	1,742	
3-4 years	822	1,389	
4-5 years	322,361	1,349	
more than 5 years	82,934	6,801	
Total	556,027	733,368	

The fair value of borrowings is € 13.2 million higher than the carrying amount [2005: € 10.4 million].
The carrying amount of borrowings is € 3.7 million higher than the face value, as a result of
the application of fair value hedge accounting.

In 2006, Océ N.V. concluded an $ 215 million and a £ 20 million US Private Placement and an € 500
million multi-currency revolving credit facility, to refinance maturing debentures and other loans and
to finance the acquisition of Imagistics International Inc.

The effective interest rates are as follows:	2006	2005	per cent
Convertible debentures to employees	3.99	4.18	
Debentures and other loans	6.05	5.35	

Employees may opt for convertible personnel debentures under the annual profit-sharing scheme.
The duration is 6.5 years. The average conversion price is € 11.87 [2005: € 11.94].

The fixed interest rates of the euro [debenture] loans have been fully swapped into variable interest rates.

		2006	2005	x € 1,000
[31] Other liabilities	Preference dividend	1,733	2,108	
	Share-based compensation	6,304	5,649	
	Other	3,490	8,098	
	Total	11,527	15,855	
	Less non-current portion:	6,304	5,637	
	Current portion	5,223	10,218	

[32] Employees

Océ N.V. does not have any employees.

Commitments and Contingent Liabilities

	2006	2005	x € million
Bank guarantees for subsidiaries	33.2	38.5	
Collateral security provided for subsidiaries	55.6	54.5	

Fiscal unity in the Netherlands

Océ N.V. forms a fiscal unity with several Dutch entities for corporation tax purposes. The full list of Dutch entities which are part of the fiscal unity is included in the list containing the information referred to in article 379 and article 414 Book 2 of the Dutch Civil Code, which is filed at the office of the Chamber of Commerce in Venlo. In accordance with the standard conditions a company and its subsidiaries that form the fiscal unity are jointly and severally liable for taxation payable by the fiscal unity.

Directors' Remuneration

Reference is made to note 26 of the consolidated financial statements.

Other information

Proposed appropriation of net income attributable to shareholders	2006	2005	x € 1,000
Preference dividend	1,733	2,108	
Cash dividend interim	12,619	12,555	
Cash dividend final	36,178	35,995	
Added to Retained earnings:			
To Retained earnings	4,447	29,221	
Total net income attributable to shareholders	54,977	79,879	

Upon adoption of this proposed net income appropriation, the dividend for the 2006 financial year will be: € 2 per priority share of € 50, € 0.09 [rounded] per financing preference share of € 0.50 and € 0.58 per ordinary share of € 0.50. The final dividend per ordinary share for the 2006 financial year will amount to € 0.43, as a distribution of € 0.15 per ordinary share was made on October 23, 2006 on account of the expected dividend. It is proposed to make the final dividend per ordinary share available fully in cash. This proposed net income appropriation is in conformity with Article 36 of the Company's Articles of Association.

Extract from the Articles of Association relating to net income appropriation The rules for net income appropriation as laid down in the Articles of Association can – where of relevance at the present time – be summarised as follows [for literal text see Article 36 of the Articles of Association]. Where possible, the following dividends shall be distributed in turn from the net income: first, on the protective preference shares: a percentage of the paid-up amount equal to the average three-month EURIBOR percentage, weighted according to the number of days during which it was applicable, increased or reduced where necessary by at most two percentage points; then on the priority shares 4% of the nominal value. Subsequently, of the net income then remaining, as much shall be reserved as may be deemed necessary by the Board of Executive Directors, subject to approval of the Supervisory Board. Then on the financing preference shares: 4.5% of the paid-up amount including share premium, which percentage is fixed for the period until December 1, 2012 and will subsequently be adapted each time eight years thereafter. In so far as the net income has not been set aside in the form of reserves, it shall be at the disposal of the holders of ordinary shares.

Signatures to the financial statements and other information set out on pages 73 to 140:

January 26, 2007

The Board of Supervisory Directors
J.L. Brentjens
G.J.A. van de Aast
M. Arentsen
A. Baan
P.A.F.W. Elverding
F.J. de Wit

The Board of Executive Directors
R.L. van Iperen
J. van den Belt
J.F. Dix
A.H. Schaaf

Auditors' report

To the General Meeting of Shareholders of Océ N.V.

Report on the financial statements

We have audited the accompanying financial statements for the year ended November 30, 2006 of Océ N.V., Venlo as set out on pages 73 to 139. The financial statements consist of the consolidated financial statements and the corporate financial statements. The consolidated financial statements comprise the consolidated balance sheet as at November 30, 2006, the profit and loss account, statement of changes in equity and cash flow statement for the year ended November 30, 2006, and a summary of significant accounting policies and other explanatory notes. The corporate financial statements comprise the corporate balance sheet as at November 30, 2006, the corporate profit and loss account for the year ended November 30, 2006 and the notes.

Managements' responsibility The management of the company is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the management report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements In our opinion, the consolidated financial statements give a true and fair view of the financial position of Océ N.V. as at November 30, 2006, and of its result and its cash flows for the year ended November 30, 2006 in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the corporate financial statements In our opinion, the corporate financial statements give a true and fair view of the financial position of Océ N.V. as at November 30, 2006, and of its result for the year ended November 30, 2006 in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the management report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Amsterdam, January 26, 2007
PricewaterhouseCoopers Accountants N.V.

P.R. Baart RA

Board of Supervisory Directors

as at January 26, 2007

J.L. [Joep] Brentjens, chairman [1940], Bloemendaal
Post[s] held former chairman of the Board of Executive Directors of VNU N.V.
Nationality Dutch.
Appointed in 2001.
Current term of office until 2009.
Maximum period of office until 2013.
Committees at Océ chairman Selection and Nomination Committee and member Remuneration Committee and Audit Committee.
Supervisory directorships chairman of the Supervisory Board of Heijmans N.V. and member of the Supervisory Board of Fortis OBAM N.V., Crecor B.V. and Holdingmaatschappij P. Bakker Hillegom B.V.
Other posts vice-chairman of Van Leer Group Foundation and vice-chairman or board member of several foundations.

F.J. [Frank] de Wit, vice-chairman [1939], Bonaire [Netherlands Antilles]
Post[s] held former chairman of the Board of Executive Directors of N.V. KNP B.T.
Nationality Dutch.
Appointed in 1997.
Current term of office until 2009.
Maximum period of office until 2009.
Committees at Océ chairman Remuneration Committee and member Selection and Nomination Committee.
Supervisory directorships member of the Supervisory Board of PontMeyer N.V.
Other posts member of the Advisory Board of Keyser & Mackay [International] C.V. and board member of several foundations.

G.J.A. [Gerard] van de Aast [1957], Laren
Post[s] held member of the Executive Board of Reed Elsevier N.V., director of Reed Elsevier Group PLC and CEO of Reed Business.
Nationality Dutch.
Appointed in 2006.
Current term of office until 2010.
Maximum period of office until 2018.
Committees at Océ member Audit Committee.
Supervisory directorships none.
Other posts none.

M. [Rinus] Arentsen [1939], Reeuwijk
Post[s] held former member of the Board of Executive Directors of CSM N.V.
Nationality Dutch.
Appointed in 2004.
Current term of office until 2008.
Maximum period of office until 2016.
Committees at Océ chairman Audit Committee.
Supervisory directorships chairman of the Supervisory Board of Klaverblad Onderlinge Verzekeringsmaatschappij U.A. and member of the Supervisory Board of Incotec B.V. and Van der Moolen Holding N.V.
Other posts board member of several foundations.

A. [Adri] Baan [1942], Eindhoven
Post[s] held former member of the Board of Management of Royal Philips Electronics N.V. and a former member of the Group Management Committee of Royal Philips Electronics N.V.
Nationality Dutch.
Appointed in 2003.
Current term of office until 2007.
Maximum period of office until 2015.
Committees at Océ none.
Supervisory directorships non-executive director of Imperial Chemical Industries ICI PLC and International Power PLC [London], vice-chairman of the Supervisory Board of Royal Volker Wessels Stevin N.V., chairman of the Supervisory Board of Wolters Kluwer N.V. and Hagemeyer N.V. and chairman Administratiekantoor KASBANK N.V.
Other posts member of the Supervisory Board of the Netherlands Authority for Financial Markets [AFM], member of the Board of Trustees Amsterdam University and Amsterdam Medical Centre.

P.A.F.W. [Peter] Elverding [1948], Gulpen-Wittem
Post[s] held chairman of the Board of Executive Directors of Royal DSM N.V.
Nationality Dutch.
Appointed in 2006.
Current term of office until 2010.
Maximum period of office until 2018.
Committees at Océ member Selection and Nomination Committee and Remuneration Committee.
Supervisory directorships vice-chairman of the Supervisory Board of De Nederlandsche Bank N.V.
Other posts chairman of the Board of Trustees Maastricht University and member of the Board of Trustees Transnational University Limburg.

Board of Executive Directors

as at January 26, 2007

R.L. [Rokus] van Iperen [1953], Venlo

Post chairman Board of Executive Directors.
Nationality Dutch.
Appointed as member of the Board of Executive Directors in May 1995 and as chairman of the Board of Executive Directors in September 1999.
Functional responsibilities Strategy, Corporate Personnel and Organisation, Secretariat of the Company, Legal Affairs and Corporate Communications.
Geographical United States, Germany, Belgium, Switzerland and Japan.
Other posts member of the Supervisory Board Technical University Eindhoven.
Previous posts Employed by Océ since 1978. After several posts within R&D, appointed assistant director in 1986. From 1989 responsible for the Printing Systems business unit. Managing Director of Océ-Belgium N.V. from 1992 until his appointment as member of the Executive Board.

J. [Jan] van den Belt [1946], Venlo

Post member Board of Executive Directors.
Nationality Dutch.
Appointed March 2001.
Functional responsibilities Finance and Administration, Treasury, Tax, Internal Audit, Investor Relations and financing companies.
Geographical United Kingdom, Spain and Portugal.
Other posts member of the Supervisory Board Accell Group N.V. and member of the Board of Trustees Preference Shares Gamma Holding.
Previous posts From 1970 employed by Unilever in the Netherlands and the United Kingdom. Joined N.V. Royal Dutch Petroleum Company [Shell] in 1977. Until 1997 various management posts with Shell in the field of treasury and controlling and as Chief Financial Officer [CFO] in various countries in Latin America, the United Kingdom and the Netherlands. From 1997 until 2000 CFO of Shell in Brazil. Joined Océ as CFO on September 1, 2000.

J.F. [Jan] Dix [1946], Schoten [Belgium]

Post member Board of Executive Directors.
Nationality Dutch.
Appointed May 1998.
Functional responsibilities Digital Document Systems, Direct Export, Emerging Markets, Information Technology and Marketing Communications.
Geographical Canada, Mexico, France, Nordic, Central Europe, Far East and Brazil.
Other posts none.
Previous posts From 1970 until 1972 director of the family business Trappenfabriek Dix B.V., Utrecht. Joined Douwe Egberts N.V. in 1972; from 1973 until 1977 as director in Denmark. Joined Océ on March 1, 1977. After several management posts, was appointed Managing Director of Océ-Belgium N.V. in 1985. Worked for Océ in the United States from 1988 until 1998. Was President of Océ-USA, Inc. from 1992 until his appointment as a member of the Executive Board. Has been a member of the Executive Board of Océ N.V. since 1998 and was appointed Executive Vice President of the Strategic Business Unit Digital Document Systems with effect from December 4, 2006.

A.H. [Anton] Schaaf [1954], Strasslach-Dingharting [Germany]

Post member Board of Executive Directors.
Nationality Dutch.
Appointed October 2006.
Functional responsibilities Research & Development, Manufacturing & Logistics and purchase of non-product related commodities.
Geographical Netherlands, Germany, Italy and Australia.
Other posts board member BroadLight Inc. [Mountain View, CA, USA].
Previous posts From 1987 until 2005 he worked for Siemens AG in various posts world-wide, including the posts of Executive Vice President, member of the Executive Board and Chief Technology Officer of Siemens Communications in Germany. Since 2005 Chief Technology Officer of Deutsche Telekom AG.
Joined Océ N.V. on July 1, 2006 as Chief Technology and Operations Officer.

Senior Executives Central Services

January 2007

Strategic Business Units

Digital Document Systems   J.F. Dix
Wide Format Printing Systems   T. Egelund

Digital Document Systems

Corporate Printing Systems   M.W. Drontmann
Commercial Printing Systems   S. Landesberger
Océ Business Services   K. Sommer

Wide Format Printing Systems

Technical Document Systems   G. Rongen
Display Graphics Systems   G.H. van Praag
Imaging Supplies   A.P. Langendoen

Research and Development [R&D]

Wide Format Systems & Cutsheet Systems   W.H.M. Orbons
Continuous Feed Systems   P. Feldweg
Software   M. Pracchi

Manufacturing and Logistics   N.J. Koole

Central Operating Company Venlo

Executive Committee   H.J. Blekman, *chairman*
                                                   P.H.G.M. Creemers
                                                   T. Egelund
                                                   P. Hagedoorn
                                                   J. Hol
                                                   F.W.T. Kool
                                                   N.J. Koole
                                                   W.H.M. Orbons
                                                   P.M. Vincent

Central Operating Company Poing [Germany]

Executive Committee   P. Feldweg
                                                   S. Landesberger
                                                   M. Meyer

Corporate Staff

Secretariat of the Company, Legal Affairs   F.W.T. Kool
Corporate Personnel & Organisation   P.H.G.M. Creemers
Group Controlling   P.M. Vincent
Chief Information Officer   P. Hagedoorn
Corporate Strategy   P.F.A. Middelhoek
Corporate Finance   W.J.H. de Schrijver
Corporate Tax   H.W.E.K. Dullens
Corporate Communications   J. Hol
Internal Audit Department   R.H. van Nie
Investor Relations   C.A. Schaeken

Principal group companies and their chief executives *

January 2007

Europe				
Austria	Océ-Österreich Ges.m.b.H.	J. van Boerdonk	Vienna	+43.1 86.336
Belgium	Océ-Belgium N.V./S.A.	M.A.M.E. van Mierlo	Brussels	+32.2 729.4861
	Océ Software Laboratories Namur S.A.	B. Hucq	Gembloux	+32.81.876.710
Czech Republic	Océ-Czeska republika s.r.o.	J. Pachman	Prague	+420.2.4401.0111
Denmark	Océ-Nordic Holding ApS	J. Bjørkmann	Copenhagen	+45.43 29.7000
	Océ-Danmark a/s	H. Risør	Copenhagen	+45.43 29.7000
Finland	Océ-Finland Oy	J.P. Koskenmies	Helsinki	+358.207.438.710
France	Océ-France S.A.	N.A.P. Debargue	Noisy-le-Grand	+33.1.4592.5000
	Océ Print Logic Technologies S.A.	R. Balmès	Créteil	+33.1.4898.8000
	Océ Business Services S.A.	N.A.P. Debargue	Neuilly-sur-Seine	+33.1.4592.5000
Germany	Océ Holding Deutschland Verwaltungsgesellschaft m.b.H.	P. Feldweg and J. van Boerdonk	Mülheim/Ruhr	+49.208.48.45.0
	Océ-Deutschland G.m.b.H.	J. van Boerdonk and L. Pouwels	Mülheim/Ruhr	+49.208.48.45.0
	Océ Printing Systems G.m.b.H.	P. Feldweg, S. Landesberger and M. Meyer	Poing	+49.8121.72.4031
	Océ-Deutschland Business Services G.m.b.H.	J. van Boerdonk	Mülheim/Ruhr	+49.208 48.45.0
	Océ Document Technologies G.m.b.H.	M. Mertgen	Konstanz	+49.7531.87.0
Hungary	Océ-Hungária Kft.	G. Németh	Budapest	+36.1236.1040
Ireland	Océ-Ireland Ltd.	N. Kooij	Dublin	+353.1403.9100
Italy	Océ-Italia S.p.A.	G. Seno	Milan	+39.02.92726.1
Netherlands	Océ-Technologies B.V.	H.J. Blekman	Venlo	+31.77.359.2222
	Océ-Nederland B.V.	J.W.C. Verschaeren	's-Hertogenbosch	+31.73.6.815.815
	Arkwright Europe B.V.	A.P. Langendoen	Venlo	+31.77.320.9020
	Océ-America, Inc.	R.P.M.J. van Loenen and P.M. Vincent	Venlo	+31.77.359.2222
	Océ General Partnership	R.P.M.J. van Loenen and P.M. Vincent	Venlo	+31.77.359.2222
Norway	Océ-Norge A.S.	J. Bjørkmann	Oslo	+47.2202.7000
Poland	Océ-Poland Limited Sp. Z o.o.	M. Kozlowski	Warsaw	+48.22.500.2100
Portugal	Océ-Portugal Equipamentos Gráficos S.A.	I. Esteve	Lisbon	+351.21.412.5700
Romania	Océ-Software S.R.L.	M. Mühe	Timisoara	+40.256.200.786
Slovakia	Océ-Slovenská republika s.r.o.	J. Pachman	Bratislava	+420.2.4401.0228
Spain	Océ-Iberia Holding Valores S.L.	I. Esteve	Barcelona	+34.934.844.800
	Océ-España S.A	I. Esteve	Barcelona	+34.934.844.800
Sweden	Océ Svenska AB	J. Bjørkmann	Stockholm	+46.8.703.4000
Switzerland	Océ [Schweiz] A.G.	Ph. Convents	Glattbrugg	+41.44829.1111
United Kingdom	Océ [UK] Limited	N. Kooij	Brentwood	+44.870.600.5544
	Océ Imagistics [UK] Limited	B. Curley	Brentwood	+44.870.600.5544

* Where holdings are less than 95% of total equity, the percentage of capital held is stated. A list of affiliated companies is available for public inspection at the Commercial Registry, Venlo, in conformity with the provisions of Article 379, Book 2 of the Dutch Civil Code.

Principal group companies and their chief executives *

North America				
United States	Océ-USA Holding, Inc.	R.L. van Iperen	Chicago, IL	+1.773.714.4401
	Océ North America, Inc. / Océ Imagistics Inc.	J.D. Skrzypczak	Trumbull, CT	+1.800.945.9708
	Commercial Printing Division	M. Baboyian	Boca Raton, FL	+1.561.997.3100
	Corporate Printing Division	C. Dewart	Trumbull, CT	+1.203.365.7000
	Wide Format Printing Division	P. Chapuis	Chicago, IL	+1.800.877.6232
	Arkwright Inc.	J. Heath	Fiskeville, RI	+1.800.556.6866
	Océ Business Services, Inc.	J.R. Marciano	New York, NY	+1.800.937.2724
	Océ Reprographic Technologies, Corp.	A. Mainoli	Phoenix, AZ	+1.602.744.1300
	Onyx Graphics, Inc.	W. Noot	Salt Lake City, UT	+1.801.568.9900
Canada	Océ-Canada Inc.	S. Goodall	Toronto	+1.416.224.5600
	Océ Imagistics Canada Inc.	G.E. Clark	Mississauga	+1.514.332.6636
	Océ Display Graphics Systems	G.H. van Praag	Vancouver	+1.604.273.7730
Mexico	Océ Mexico S.A. de C.V.	J. Escudero	Mexico City	+52.55.5089.8710
Asia/Pacific				
Australia	Océ-Australia Ltd.	S.J.J. Notermans	Scoresby	+61.3.97303333
China	Océ Office Equipment [Shanghai] Co., Ltd.	M. Sak	Shanghai	+86.21.5496.1188
	Océ Rental [Shanghai] Co., Ltd.	H. Würges	Shanghai	+86.21.5496.1188
Hong Kong	Océ [Hong Kong China] Ltd.	M. Sak	Hong Kong	+852.2166.0333
Japan	Océ-Japan Corporation	Y. Yamamoto	Tokyo	+81.3.5402.6112
Malaysia	Océ Malaysia Sdn. Bhd.	A.A.C. Hoeben	Petaling Jaya	+60.3.7966.8000
Singapore	Océ [Singapore] Pte. Ltd.	A.A.C. Hoeben	Singapore	+65.64701.500
Thailand	Océ [Thailand] Ltd.	A.G.F. van Mastrigt	Bangkok	+66.2.260.7133
Other countries				
Brazil	Océ-Brasil Comércio e Indústria Ltda.	R. Uildriks	São Paulo	+55.11.3053.5300
Direct Export/Emerging Markets				
Netherlands	Océ Direct Export/Emerging Markets	H. Würges	Venlo	+31.77.3592222
Financing companies				
Australia	Océ-Australia Finance Pty. Ltd.	S.J.J. Notermans	Scoresby	+61.3.9730.3333
Belgium	Océ-Interservices N.V./S.A.	M.G.M. Berben	Brussels	+32.2.729.4861
France	Océ-France Financement S.A.	Ph. Poulalhon	Saint-Cloud	+33.1.4592.5000
Germany	Océ-Deutschland Financial Services G.m.b.H.	L. Pouwels	Mülheim/Ruhr	+49.208 48.45.0
Spain	Océ-Renting S.A.	E. de Sus	Barcelona	+34.934.844.800
United Kingdom	Océ [UK] Finance Ltd.	N. Kooij	Brentwood	+44.870.600.5544
United States	Océ-Financial Services, Inc.	S. Schulein	Boca Raton, FL	+1.561.997.3100
Minority holdings				
Cyprus	Heliozid Océ-Reprographic [Cyprus] Ltd.	25%		
Singapore	Datapost Pte. Ltd.	30%		

Supplementary information for shareholders

Investor Relations [IR] policy The aim of Océ's IR policy is to keep [potential] investors informed in good time and in the most effective possible way about developments within the company, the objective being to provide them with a clear picture on which to base their investment decisions with regard to Océ. Not only information about the financial results and prospects is of key importance, but also the provision of information in the broadest sense about the company's strategic choices and objectives and about social aspects such as sustainable development.

The principal document for the provision of information is the annual report. In addition Océ regularly organises roadshows and other informative meetings for institutional investors and analysts.

When the annual results are published Océ holds a press conference. Following publication of the annual [and six-monthly] results Océ also organises meetings for analysts and after the announcement of the results for the first and the third quarters Océ holds a *conference call* for analysts. These information sessions can be followed in real time via webcasting.

Océ seeks to enter into an interactive dialogue with its shareholders. By maintaining regular and direct contacts with investors Océ is able to form a picture of their wishes and ideas. Once a year Océ organises a day when the company presents itself to groups of private investors. This is known as the *Océ Private Investor Day*. The next private investor day will take place on October 24, 2007.

Via the *Investor Information* link on the Océ website all sorts of relevant information can be found, such as quarterly and annual figures, press releases and background information, information relating to Corporate Governance and links to other sources. On the website it is also possible to take out a subscription to the *Inside Océ* magazine.

The agenda's and minutes of the Annual General Meetings of Shareholders are also posted on the Océ website.

Investors and/or their advisers are welcome to submit any questions direct to Océ's Investor Relations department by telephone [+31] [0] 77 3592240 or via e-mail [marij. verlinden@oce.com], if desired by mentioning their own telephone number and the times when they can be called back.

Quarterly results [net income attributable to shareholders]	**2006**		2005 *
	x € million	% change on previous year	x € million
First quarter	**11.9**	**43**	8.3
Second quarter	**12.2**	**6**	11.5
Third quarter	**6.4**	**- 25**	8.6
Fourth quarter	**24.5**	**- 53**	**51.5
Year	**55.0**	**- 31**	79.9

Quarterly results [basic earnings per ordinary share, calculated on the basis of the weighted average number of shares outstanding]	**2006**		2005
	in euro	% change on previous year	in euro
First quarter	**0.14**	**52**	0.09
Second quarter	**0.14**	**8**	0.13
Third quarter	**0.07**	**- 29**	0.10
Fourth quarter	**0.28**	**- 54**	0.61
Year	**0.63**	**- 32**	0.93

* Recalculated on the basis of IFRS.

** Net income attributable to shareholders for the fourth quarter 2005 includes a decrease in pension provisions of € 48.8 million and reorganisation costs of € 22.6 million [both after taxation].

Important announcement dates [subject to modification]

April 2, 2007	first quarter results 2007
April 19, 2007	general meeting of shareholders
July 3, 2007	second quarter / first half year results 2007
October 2, 2007	third quarter / nine months results 2007
January 2008	provisional results for 2007
February 2008	publication of 2007 annual report

Stock exchange listings Ordinary shares in Océ are listed on the stock exchanges in Amsterdam, Düsseldorf, Frankfurt/Main and on the electronic stock exchange [EBS] in Switzerland.
They are traded in the United States as American Depositary Receipts [ADRs] via NASDAQ. Options to Océ shares are traded on the Euronext Options Exchange.

Large Shareholdings Notification Act Since 1992 a statutory obligation has existed in the Netherlands to notify any controlling interest or large holding of capital in publicly listed companies where such holding exceeds a certain threshold value.
With effect from October 1, 2006 a new version of this act – the Act on Notification of Controlling Interests and Capital Holdings in securities issuing institutions [in Dutch: WMZ 2006] – entered into force.
The aim of this act is to provide greater transparency as regards controlling interests and capital holdings in securities issuing institutions and to make the notification procedure for those obliged to notify simpler than it was in previous legislation.
Those obliged to notify are:
l the issuing institution that reports any change in its issued share capital;

l the shareholder whose existing substantial interest in the issued capital reaches, exceeds or moves below a certain threshold percentage;
l the holder of shares that carry a special controlling right under the company's Articles of Association;
l the executive directors and supervisory directors who notify the shares and the voting rights that they hold.
Under the new notification procedure the company itself is no longer informed and there is no longer a possibility of obtaining dispensation from the publication of a notification.
A new automatic notification and registration reference system has been introduced by the Dutch Authority for Financial Markets [AFM]. Details of this system can be found on the website www.afm.nl/registers/

As at November 30, 2006 [end of the financial year] the following notifications had been made to the Authority for Financial Markets with regard to Océ:
Fortis Utrecht N.V. Total holding 8.53%, of which 7,280,000 depositary receipts for cumulative convertible preference shares and 1,586,922 ordinary shares in Océ.
Ducatus N.V. Total holding 10.31%, consisting solely of 10,720,000 depositary receipts for cumulative convertible preference shares in Océ.
ING Groep N.V. Total holding 9.11649%, consisting of 2,000,000 depositary receipts for cumulative convertible preference shares and 7,478,456 ordinary shares in Océ.
Pictet & Cie Total holding 5.65%, consisting solely of ordinary shares in Océ.
Orbis Investment Management Limited Total voting right 7.48076%.



Share price development

[index December 1, 2001 = 100]

■ Océ
■ AMX
■ AEX

| € | 14.07 | 13.70 | 16.10 | 13.54 | 15.89 | Year's highest |
| € | 6.50 | 6.50 | 10.60 | 10.80 | 10.92 | Year's lowest |

02	03	04	05	06

149

Océ 2002 – 2006

Consolidated Income Statement amounts x € million	IFRS **2006**	IFRS 2005	Dutch GAAP 2005	Dutch GAAP 2004	Dutch GAAP 2003	Dutch GAAP 2002
Total revenues	**3,110**	2,677	2,677	2,652	2,769	3,176
Operating income	**102**	113	110	110	125	226
Net income	**57**	82	81	81	64	115
Net income attributable to shareholders	**55**	80	79	78	61	113
Key figures:						
Total revenues						
Increase/decrease in %	**16**	-	1	- 4	- 13	- 2
Expenses on research and development	**221**	232 *	193	207	212	215
As % of total revenues	**7.1**	8.7	7.2	7.8	7.7	6.8
Operating income						
As % of total revenues	**3.3**	4.2	4.1	4.2	4.5	7.1
Net income attributable to shareholders						
As % of total revenues	**1.8**	3.0	2.9	2.9	2.2	3.5
As % of average equity attributable to shareholders	**8.1**	11.8	10.7	10.9	8.3	13.1
Return on Capital Employed [RoCE]	**5.6**	8.9	8.1	7.7	6.8	9.3
Retained net income attributable to shareholders	**4**	29	28	26	10	60
As % of net income attributable to shareholders	**8.4**	37.6	36.7	35.0	16.5	55.5
Employee benefit expenses	**1,354**	1,183	1,184	1,228	1,271	1,347
As % of total revenues	**43.5**	44.2	44.2	46.3	45.9	42.4
Number of employees	**23,784**	24,164	24,164	21,315	22,204	22,489
Earnings per ordinary share for net income attributable to shareholders [in euro]:						
Basic	**0.63**	0.93	0.92	0.89	0.69	1.32
Diluted	**0.63**	0.92	0.91	0.88	0.69	1.31
Per ordinary share [in euro]:						
Free cash flow	**1.41**	- 6.06	- 6.06	4.44	3.93	4.02
Equity attributable to shareholders	**7.48**	7.81	8.65	7.87	7.87	8.55
Dividend	**0.58**	0.58	0.58	0.58	0.58	0.58
Weighted average number of ordinary shares outstanding [x 1,000]	**83,899**	83,698	83,698	83,488	83,409	84,086
Increase from dilution [x 1,000]	**1,678**	971	971	1,271	759	693
Share price [in euro]:						
Year's highest	**15.39**	13.54	13.54	16.10	13.70	14.07
Year's lowest	**10.92**	10.80	10.80	10.60	6.50	6.50
Year end	**12.59**	12.11	12.11	11.25	11.92	11.45

* Commencing December 1, 2005, Océ classifies innovation costs as 'Operating expenses'. Until November 30, 2005, these costs were classified as 'Cost of sales'. For the purpose of comparison, the comparative figures have been adjusted accordingly.

Consolidated Balance Sheet

amounts x € million

	IFRS 2006	IFRS 2005	Dutch GAAP 2005	Dutch GAAP 2004	Dutch GAAP 2003	Dutch GAAP 2002
Assets:						
Non-current assets	**1,399**	1,491	1,459	878	1,103	1,357
Current assets	**1,198**	1,356	1,360	1,355	1,318	1,505
Non-current assets held for sale	**9**	-	-	-	-	-
Total	**2,606**	2,847	2,819	2,233	2,421	2,862
Equity and liabilities:						
Equity	**721**	748	818	752	752	811
Non-current liabilities	**1,079**	785	740	954	977	1,393
Current liabilities	**806**	1,314	1,261	527	692	658
Total	**2,606**	2,847	2,819	2,233	2,421	2,862
Key figures:						
Property, plant and equipment	**428**	455	455	423	431	459
| Net capital expenditure	**75**	86	86	74	81	101
| Depreciation	**94**	89	89	86	94	95
Rental equipment	**112**	124	124	58	63	119
| Net capital expenditure	**67**	49	49	40	14	30
| Depreciation	**71**	38	38	43	65	87
Finance lease receivables [including short term finance leases and non-current assets held for sale]	**313**	343	343	403	801	1,013
| As % of balance sheet total	**12**	12	12	18	33	35
Inventories	**341**	364	364	317	310	346
| As % of total revenues	**11**	14	14	12	11	11
Trade accounts receivable	**549**	568	573	452	503	574
| As % of total revenues	**18**	21	21	17	18	18
Ratio of current assets to current liabilities	**1.5**	1.0	1.1	2.6	1.9	2.3
Equity as % of balance sheet total	**28**	26	29	34	31	28

List of terms and abbreviations

AFM *Authority Financial Markets:* the Dutch Authority for Financial Markets.

Application software Software designed to handle specific applications [computer programs] on Océ equipment.

Asset recovery The recovery from used equipment of all serviceable materials, parts and components so that they can be made suitable for re-use.

CAD *Computer Aided Design:* designing with the aid of the computer.

Captive lease company An Océ company which takes over lease and leasing activities from other Océ subsidiaries. The lease receivables are then sold to external financers.

CEO Chief Executive Officer.

CFO Chief Financial Officer.

CIO Chief Information Officer.

Competence management Policy aimed at increasing professional performance of employees and accelerating the development of [young] talent.

Continuous feed printing Printing on rolls of paper or on pinfeed forms.

CopyPress printing technique System for producing copies of offset quality in which the toner is 'pressed' into the paper.

Cost of ownership Ongoing fixed and variable costs linked to the use of a product after it has passed into customer ownership.

CTO Chief Technology and Operations Officer.

Cutsheet printing Printing on separate sheets of paper.

DDS The strategic business unit Digital Document Systems.

Design for re-use Making allowance for the re-use of a product, starting in the actual design stage.

DGS The business group Display Graphics Systems.

Digital print providers Businesses that are specialised in the production of prints for third parties [copyshops and job printers].

Direct Imaging [DI] Technique in which the image is formed in one single pass on a process drum before being transferred to the printing material.

Document management The complete process of the creation, distribution and presentation of documents.

Document workflow software Software used for the processing of document flows and all related activities.

Dpi *Dots per inch:* indicates the resolution of a scan or print, i.e. the number of dots scanned or displayed per inch.

Dutch GAAP *Generally Accepted Accounting Principles:* Dutch accounting principles used in the preparation of the financial statements.

EBIT *Earnings Before Interest and Tax:* financial term used to describe the result before deduction of financing costs and tax charges.

Eco design Design and composition of products according to the latest environmental and safety requirements.

EDP *Electronic Data Processing:* the digital processing of data by a computer.

Embedded software Basic software for controlling Océ products.

ERP *Enterprise Resource Planning:* standard software that integrates the most important business functions within one complete package [company-wide IT solution].

Finishing In relation to printers: post-printing operations such as: folding, cutting, stapling, collecting, glueing, franking, collating etc.

Flatbed printers Wide format printers in which the printhead moves across a flat plate, enabling the printing of non-flexible surfaces.

Free cash flow The cash flow before financing activities.

GIS *Geographical Information System:* information system covering all sorts of data related to spatial ordering subjects.

GRI *Global Reporting Initiative:* organisation that develops basic principles for the reporting of factors relating to sustainable business practices.

Hedging policy Providing cover against foreign exchange risks by means of forward buying or selling of expected physical net outflows and inflows in foreign currencies that are not the functional currency of the reporting unit. Interest risks can also be hedged so as to minimise mismatches between net interest inflows and outflows.

IAC Internal Audit Committee.

ICC Internal Controls Committee.

ICT Information and Communication Technology.

IFRS *International Financial Reporting Standards:* standard accounting principles prescribed in the EU for publicly listed companies. Have been applicable to Océ as from the 2006 financial year.

Imaging supplies All materials required for printing, such as print media [paper, plastics, textiles], inks and toners.

Inkjet technology Printing technique in which the printed image is built up from very fine droplets of ink.

Input and output management All activities that are required for the preparation and execution of print jobs.

IR Investor Relations.

IS The business group Imaging Supplies.

MC paper Paper to which a smooth, slightly glossy surface layer has been applied [machine-coated], which produces crisp images of photos and illustrations in particular. Mainly used for high quality printed advertising matter

Media *In relation to printing:* all materials on which a print is produced.

Non recurring revenues Revenues from the sale of machines, software and professional services.

OEM *Original Equipment Manufacturer:* refers to the producer of a machine that is used in the sales process of another producer or distributor.

One-stop shopping concept *Used within Océ to mean:* buying in from one single supplier as many products and services as possible, such as printers, system software, service, support and their financing.

Operational excellence All activities aimed at optimising and harmonising the business processes.

OPC *Organic Photoconductor:* light-sensitive photoconductor [drum or belt] for transferring the image onto the copying material.

Organic growth The development of the results excluding acquisition and exchange rate effects.

Outsourcing Important for Océ in the sense that document processes within a company are contracted out to a specialised external party such as Océ Business Services.

Print-for-pay Refers to printing processes of users whose primary process is commercial printing.

Print-for-use Refers to printing processes that serve to support a company's primary business processes.

Private label concept Performing activities under a brand name other than the company's own brand name. In the case of finance leasing the lease partner is allowed to use the Océ name when offering financing facilities to its contract partners.

Process drum Image carrier in the Direct Imaging [DI] process.

Recurring revenues Revenues from service, materials, rentals, interest and business services.

Remanufacturing Restoring used machines to an as-new condition so that they can embark on a new life cycle; this involves thorough cleaning, replacement of parts subject to wear and tear and possibly the addition of new functionalities.

R&D *Research & Development*

RoA *Return on Assets:* Operating income as a percentage of average total assets [financial ratio].

RoCE *Return on Capital Employed:* Operating income of the subsequent year, after normalised taxes [20%] as % of Net Capital Employed. Net Capital Employed is total assets minus cash and cash equivalents and minus non-interest bearing liabilities corrected for derivates.

RoE *Return on Equity:* Ordinary net income as a percentage of ordinary shareholders' equity [financial ratio].

Roll-to-roll Method of [wide format] printing for very long media in which the printed material is directly wound onto another roller. Fast drying is needed in this process.

SEC *Securities and Exchange Commission:* the stock market supervisory authority in the United States.

Solution delivery process Standardised method developed by Océ for customer-specific design and implementation of [complex] printing solutions, comprising the entire process used by the customer.

Stakeholders All those who have an interest in Océ's activities.

Statement printers Companies that produce large quantities of documents such as bank statements, invoices and policies.

Supply chain management Systematic and strategic coordination of the supply chain business functions across several business units within an organisation.

TDS The business group Technical Document Systems.

Transaction printing The printing of documents that support a company's primary business process, such as invoices, daily statements, order confirmations, packing lists and waybills.

US GAAP *United States Generally Accepted Accounting Principles.* American accounting principles used in the preparation of the financial statements.

UV ink Ink for printers that dries when exposed to ultraviolet light.

Value added resellers Distribution partners who supply their customers not only with machines but also with a series of related services, ranging from primary consultancy to regular servicing and the delivery of supplies.

Volume segment Internationally accepted standard used within the industry to subdivide the printing and copying markets into segments based on the number of prints or copies produced per machine per month.

WFPS The strategic business unit Wide Format Printing Systems.

Workflow management *Used at Océ to mean:* managing the volume of print assignments and the related activities within an organisation.

Forward-looking statements

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as 'expects', 'projects', 'anticipates', 'intends' or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events. Océ's expectations and projections may change and Océ's actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ and some of which are beyond Océ's control. When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this Annual Report or in Océ's other annual or periodic filings made with the United States Securities and Exchange Commission.

These factors, risks and uncertainties include, but are not limited to, changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ's markets, the financing of Océ's business activities, efficient and cost effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ's actual results, performance or achievements, reference is made to this annual report [part 1 and part 2], Océ's Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ's forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Colophon

Design Carmen Arends, Venlo and Geert Setola, Oirsbeek
Art Direction Marcel Beemer, Venlo
Cover illustrations and illustrations Close-up [part 1]
Geert Setola, Oirsbeek
Photography Hanneke van Velzen [photo page 19],
Rotterdam and Gerard Til [photo page 15], Utrecht
Remaining photography Several photographers
Text consultants Martin van den Akker, Tekstiel,
Amsterdam
Printing Drukkerij Lecturis B.V., Eindhoven
Paper inside Coated Paper Matt, 135 gr/m² supplied by
Océ Imagings Supplies
Paper cover Coated Paper Silk, 250 gr/m² supplied by Océ
Imaging Supplies

This is an English translation of the official Annual Report
which was published in the Dutch language.
In the event of textual inconsistencies between the
English and the Dutch version the latter shall prevail.

Beyond...

Océ enables its customers to manage their documents
efficiently and effectively by offering innovative print and
document management products and services for
professional environments.